OFFERING CIRCULAR
PRG-SCHULTZ INTERNATIONAL, INC.
Offer to Exchange
Up to $50.0 Million in Principal Amount of 11.0% Senior
Notes Due 2011, plus an additional principal amount equal to the aggregate accrued and unpaid interest on notes to be exchanged,
Up to $60.0 Million in Principal Amount of 10.0% Senior
Convertible Notes Due 2011
And
Up to $15.0 Million Liquidation Preference of 9.0% Senior Series A
Convertible Participating Preferred Stock
For any and all outstanding
4.75% Convertible Subordinated Notes Due 2006
(CUSIP Nos. 743168-AA-4 and 69357C-AA-5)
THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, MARCH 2, 2006, UNLESS EXTENDED BY PRG-SCHULTZ INTERNATIONAL, INC. (AS SO EXTENDED, THE “EXPIRATION DATE”).
     PRG-Schultz International, Inc., a Georgia corporation (“PRG,” “we,” “us” or the “company”), is offering (the “exchange offer”) to exchange:

•	$400 principal amount of its 11.0% Senior Notes Due 2011 (the “new senior notes”), plus an additional amount of principal equal to any accrued and unpaid interest due on the existing notes held by the tendering holder to, but not including, the closing date of the exchange offer;
•	$480 principal amount of its 10.0% Senior Convertible Notes Due 2011 (the “new senior convertible notes” and, collectively with the new senior notes, the “new notes”) convertible into new 10.0% Senior Series B Convertible Participating Preferred Stock (the “new series B convertible preferred stock”) and/or common stock; and
•	one share, $120 liquidation preference, of its 9.0% Senior Series A Convertible Participating Preferred Stock (the “new series A convertible preferred stock” and, collectively with the new series B convertible preferred stock, the “new preferred stock”) convertible into common stock;
for each $1,000 principal amount of outstanding 4.75% Convertible Subordinated Notes due 2006 (the “existing notes”). As of the date of this offering circular, $125.0 million principal amount of existing notes were outstanding.
AN AD HOC COMMITTEE OF HOLDERS OF EXISTING NOTES (THE “NOTEHOLDERS COMMITTEE”) ALONG WITH ITS FINANCIAL ADVISORS, HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC., AND LEGAL COUNSEL, HAS BEEN NEGOTIATING WITH THE COMPANY AND ITS ADVISORS FOR SEVERAL MONTHS. THE NOTEHOLDERS COMMITTEE HAS AGREED TO THE TERMS OF THE RESTRUCTURING TRANSACTIONS. HOLDERS (INCLUDING MEMBERS OF THE NOTEHOLDERS COMMITTEE AND THEIR AFFILIATES) HOLDING APPROXIMATELY 54.6% OF THE AGGREGATE PRINCIPAL AMOUNT OF THE EXISTING NOTES HAVE EXECUTED AN AMENDED RESTRUCTURING SUPPORT AGREEMENT WHEREBY THEY HAVE AGREED TO TENDER, SUBJECT TO THE TERMS AND CONDITIONS SET FORTH THEREIN, THEIR EXISTING NOTES IN THE EXCHANGE OFFER. SEE “DESCRIPTION OF RESTRUCTURING SUPPORT AGREEMENT” FOR FURTHER INFORMATION.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THESE SECURITIES, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION, PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS OFFERING CIRCULAR, OR DETERMINED IF THIS OFFERING CIRCULAR IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     The exchange agent for the exchange offer is U.S. Bank Corporate Trust Services and the information agent for the exchange offer is Innisfree M&A Incorporated. The telephone numbers and addresses of the exchange agent and the information agent are set forth on the back cover of this offering circular.
      SEE “RISK FACTORS” BEGINNING ON PAGE 25 FOR A DISCUSSION OF RISKS YOU SHOULD CONSIDER BEFORE MAKING A DECISION WITH RESPECT TO THE EXCHANGE OFFER.
The date of this offering circular is February 1, 2006.

     THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO EXCHANGE IN ANY JURISDICTION IN WHICH, OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION UNDER APPLICABLE FEDERAL SECURITIES OR STATE SECURITIES LAWS. THE DELIVERY OF THIS OFFERING CIRCULAR SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR ANY ATTACHMENTS HERETO OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES SINCE THE DATE HEREOF. HOWEVER, IF A MATERIAL CHANGE OCCURS IN THE INFORMATION CONTAINED HEREIN, WE WILL DISSEMINATE PROMPTLY DISCLOSURE OF THE CHANGE IN A MANNER REASONABLY CALCULATED TO INFORM HOLDERS OF THE EXISTING NOTES OF THE CHANGE, AND WE WILL FILE WITH THE SEC AN AMENDMENT TO THE TENDER OFFER STATEMENT ON SCHEDULE TO OF WHICH THIS OFFERING CIRCULAR IS A PART.
      PRIOR TO MAKING A DECISION WITH RESPECT TO THE EXCHANGE OFFER, HOLDERS OF EXISTING NOTES (THE “NOTEHOLDERS”) ARE ENCOURAGED TO READ AND CONSIDER CAREFULLY THIS ENTIRE OFFERING CIRCULAR AND THE MATTERS DESCRIBED IN THIS OFFERING CIRCULAR AND THE LETTER OF TRANSMITTAL.
      OUR BOARD OF DIRECTORS HAS APPROVED THE MAKING OF THE EXCHANGE OFFER. YOU MUST, HOWEVER, MAKE YOUR OWN DECISION WHETHER TO TENDER EXISTING NOTES. OUR BOARD OF DIRECTORS DOES NOT MAKE ANY RECOMMENDATION TO YOU WITH RESPECT TO THE EXCHANGE OFFER, AND NO THIRD PARTY HAS BEEN AUTHORIZED BY US OR OUR BOARD OF DIRECTORS TO MAKE ANY SUCH RECOMMENDATION.
      IN MAKING A DECISION IN CONNECTION WITH THE EXCHANGE OFFER, NOTEHOLDERS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY, TERMS OF THE EXCHANGE OFFER, AND RESTRUCTURING TRANSACTIONS, INCLUDING THE MERITS AND RISKS INVOLVED. NOTEHOLDERS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR AS PROVIDING ANY LEGAL, BUSINESS, FINANCIAL OR TAX ADVICE. EACH NOTEHOLDER SHOULD CONSULT WITH ITS OWN LEGAL, BUSINESS, FINANCIAL AND TAX ADVISORS WITH RESPECT TO ANY SUCH MATTERS CONCERNING THIS OFFERING CIRCULAR, THE EXCHANGE OFFER AND THE RESTRUCTURING TRANSACTIONS CONTEMPLATED HEREBY.
      WE ARE RELYING ON SECTION 3(a)(9) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) TO EXEMPT THE EXCHANGE OFFER FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT WITH RESPECT TO THE EXCHANGE OF THE EXISTING NOTES FOR THE NEW SECURITIES OFFERED HEREBY. WE ARE ALSO RELYING ON SECTION 18(b)(4)(C) OF THE SECURITIES ACT TO EXEMPT THE EXCHANGE OFFER FROM STATE SECURITIES LAW REQUIREMENTS.
IRS CIRCULAR 230 NOTICE
      TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, NOTEHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY NOTEHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) NOTEHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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SUMMARY TERMS OF THE EXCHANGE OFFER
      You should read carefully this offering circular before making any decision with respect to the exchange offer. The following summary describes the material terms of the exchange offer and information contained elsewhere in this offering circular. This summary is intended to provide you with sufficient information to understand the essential features and significance of the exchange offer but is not complete, and it may not contain all of the information that may be important to you in making a decision with respect to the exchange offer. This summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this offering circular. We urge you to read the following summary together with the more detailed information, financial statements and projections that are included elsewhere or incorporated by reference in this offering circular.
Questions and Answers About the Exchange Offer

Q:	Who is making the exchange offer?

A:	PRG-Schultz International, Inc., the issuer of the existing notes, is making the exchange offer.

Q:	Why are we making the exchange offer?

A:	We are making the exchange offer to restructure our existing capital structure. The consummation of the exchange offer is a critical step in our operational and financial restructuring plan. See “— Purpose and Effect of Exchange Offer” and “— The Restructuring Transactions.”

Q:	When does the exchange offer expire?

A:	The exchange offer will expire at 5:00 p.m., New York City time, on Thursday, March 2, 2006, unless extended by us. See “The Exchange Offer — Expiration Date; Extensions; Amendments.” If the exchange offer is not completed by March 31, 2006, we will have to amend our forbearance agreement with Bank of America, N.A. or we will be in default under our existing senior secured credit facility. As described below, holders of 54.6% of the existing notes have agreed to support the exchange offer by executing a restructuring support agreement. If the exchange offer is not completed by March 31, 2006, the holders of a majority of the existing notes covered by the restructuring support agreement may terminate their support of the exchange offer.

Q:	What will you receive in the exchange offer?

A:	For each $1,000 principal amount of existing notes you tender you will receive:

•	$400 principal amount of our 11.0% Senior Notes Due 2011, plus an additional amount of principal equal to any accrued and unpaid interest due on the existing notes held by you to, but not including, the closing date of the exchange offer;

•	$480 principal amount of our 10.0% Senior Convertible Notes Due 2011 convertible into new 10.0% Senior Series B Convertible Participating Preferred Stock and/or our common stock; and

•	one share, $120 liquidation preference, of our 9.0% Senior Series A Convertible Participating Preferred Stock convertible into our common stock.

We describe the new securities in more detail under “— Summary Description of the New Securities,” beginning on page 13, and the sections “Description of the New Notes,” beginning on page 68, and “Description of Capital Stock,” beginning on page 108.

Q:	What are the terms of the new securities?

A:	The new senior notes will accrue interest at a rate of 11.0% per annum, payable semi-annually in cash, in arrears on March 15 and September 15 of each year, beginning September 15, 2006. The new senior notes will mature on March 15, 2011.

The new senior convertible notes will accrue interest at a rate of 10.0% per annum, payable semi-annually in cash, or, at the company’s option, in additional new senior convertible notes, in arrears on March 15 and September 15 of each year, beginning September 15, 2006. The new senior convertible notes will mature on March 15, 2011. After August 15, 2006 but prior to the new conversion rights date (as defined below), each $1,000 of face amount of such notes are convertible only into approximately 2.083 shares of new series B convertible preferred stock. In the event that a holder converts into new series B convertible preferred stock, each share of such new series B convertible preferred stock must be certificated. On or after the new conversion rights date, the new senior convertible notes and any new series B convertible preferred stock will be convertible solely into our common stock at an initial conversion price per share of $0.65. The “new conversion rights date” is the first date on which each of the following has occurred:

(1)	a registration statement registering the resale of the new securities by certain affiliates becomes effective; and

(2)	a majority of our common shareholders have approved an increase in the amount of authorized shares of our common stock sufficient to implement fully the common stock conversion rights of the new senior convertible notes, the new series A convertible preferred stock, the new series B convertible preferred stock and the distribution of common stock under the new management incentive plan.

If the new conversion rights date occurs on or before August 15, 2006, the new senior convertible notes will only be convertible into common stock and no series B convertible preferred stock can ever be issued.

The new senior notes and new senior convertible notes will be unsecured obligations of the company ranking equally with one another, will be effectively (but not expressly) subordinated to the new senior secured credit facility to the extent of the collateral securing that facility, as described herein, will rank equally with other outstanding senior debt of the company and will rank senior in right of payment to any existing notes not tendered in the exchange offer.

The new series B convertible preferred stock will rank on parity with the new series A convertible preferred stock, will have an initial liquidation preference of $480 per share, will accrue dividends at a rate of 10.0% per annum of the then-effective liquidation preference and, after the new conversion rights date, will be convertible into shares of our common stock at an initial conversion price of $0.65 per share, subject to certain anti-dilution adjustments. Declared dividends will be payable in cash. Any undeclared dividends on the new series B convertible preferred stock will be added to the liquidation preference of the shares. If not earlier converted or redeemed, the new series B convertible preferred stock will be redeemed by us on the later to occur of (1) March 15, 2011 and (2) 120 days following the new conversion rights date. In the event that the new conversion rights date has not occurred on or before March 15, 2011, then on each semi-annual dividend payment date on or after March 15, 2011, in the event that any holder has given us at least 60 days notice prior to such dividend payment date, we will redeem such holder’s new series B convertible preferred stock at a price per share equal to the then-effective liquidation preference, together with accrued and undeclared dividends to the date of redemption.

The new series A convertible preferred stock will rank on parity with the new series B convertible preferred stock, if any, will have an initial liquidation preference of $120 per share, will accrue dividends at a rate of 9.0% per annum of the then-effective liquidation preference and will be convertible into shares of our common stock at an initial conversion price of $0.28405 per share, subject to certain anti-dilution adjustments. Declared dividends will be payable in cash. Any undeclared dividends on the new series A convertible preferred stock will be added to the liquidation preference of the shares. If not earlier converted or redeemed, the new series A convertible preferred stock will be redeemed by us on March 15, 2011.

The new senior notes, new senior convertible notes, new series A convertible preferred stock and new series B convertible preferred stock, and the common stock into which the new preferred stock and new senior convertible notes may be converted, are collectively referred to in this offering circular as the “new securities.” See “— Summary Description of the New Securities” beginning on page 13.

Q:	What amount of existing notes are we seeking in the exchange offer?

A:	We are seeking the exchange of all outstanding existing notes. Currently, $125.0 million principal amount of the existing notes is outstanding. The exchange offer is conditioned upon the tender of at least 99.0% of the outstanding aggregate principal amount of the existing notes.

Q:	Who may participate in the exchange offer?

A:	All holders of existing notes may participate in the exchange offer.

Q:	Will the new securities be freely tradable?

A:	The exchange offer is being made to you in reliance on an exemption from registration provided by Section 3(a)(9) of the Securities Act. The new securities to be issued in the exchange offer have not been registered with the SEC. The new securities that you receive in the exchange offer should generally be freely tradable, except by persons who are considered to be our affiliates, as that term is defined in the Securities Act. The company has agreed to file a registration statement for resale of the new securities that will be held by certain of our affiliates after the closing of the exchange offer.

Q:	Will the new securities be listed?

A:	The new notes or new preferred stock will not be listed for trading on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. We do not intend to apply for either listing or quotation of the new notes or new preferred stock. We expect to seek approval for the quotation of the common stock into which such securities are convertible on the Nasdaq stock market, although there is no assurance that our common stock will be qualified to maintain such inclusion when issued.

Q:	What risks should you consider in deciding whether or not to tender your existing notes?

A:	In deciding whether to participate in the exchange offer, you should carefully consider the discussion of risks and uncertainties relating to the restructuring transactions, the exchange offer, our business strategy and operations, our indebtedness and our common stock described in the section of this offering circular entitled “Risk Factors,” beginning on page 25 of this offering circular, and the documents incorporated by reference into this offering circular.

Q:	If you do not tender your existing notes in the exchange offer, will you receive the remaining scheduled interest payment and payment of principal on the existing notes at maturity?

A:	Without the exchange offer, we will not have sufficient liquidity to make the next scheduled interest payment on the existing notes in May 2006, repay the existing notes when they mature in November 2006, or repay the bridge loan (described below) when it matures in August 2006. If you currently hold existing notes and do not tender them, following the completion of the exchange offer, your existing notes will continue to be outstanding without change. Any of your existing notes not tendered and exchanged in the exchange offer will be subordinated under the terms of the existing notes indenture in right of payment to the new senior notes and the new senior convertible notes and all of our other senior debt, including our new senior secured credit facility. If we complete the exchange offer, the liquidity of any existing notes that remain outstanding after completion of the exchange offer may be adversely affected. However, if the company does not default on any of its outstanding indebtedness, we expect to continue to make payments on the existing notes according to the terms thereof to the extent we are able.

Q:	How do you participate in the exchange offer?

A:	To participate in the exchange offer, you must deliver:

•	a completed letter of transmittal or an agent’s message if the existing notes are tendered through DTC’s Automated Tender Offer Program (“ATOP”); and

•	the existing notes or a notice of guaranteed delivery, unless the existing notes are tendered through ATOP.

All of these documents must be delivered to the exchange agent before the expiration date of the exchange offer. For more information on how to participate in the exchange offer, please see “The Exchange Offer — Procedures for Tendering Existing Notes in the Exchange Offer.”

Q:	What is the procedure for tendering existing notes if you beneficially own existing notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee?

A:	If you beneficially own existing notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your existing notes in the exchange offer, you should promptly contact the person in whose name the existing notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering your existing notes, you must make appropriate arrangements to register ownership of the existing notes in your name.

Q:	What are the conditions to the exchange offer?

A:	The exchange offer is conditioned upon the valid tender of at least 99.0% of the aggregate principal amount of existing notes. In addition, the exchange offer has several other conditions, including the refinancing of our existing senior secured credit facility on terms and conditions reasonably satisfactory to the noteholders committee and post-termination payment arrangements with each of John M. Cook and John M. Toma relating to their separation and release agreements on terms and conditions reasonably satisfactory to the noteholders committee. We describe these conditions in more detail under “The Exchange Offer — Conditions to the Completion of the Exchange Offer.” We will not be required, but we reserve the right, to accept for exchange any existing notes tendered (or, alternatively, we may terminate the exchange offer) if any of the conditions of the exchange offer as described under “The Exchange Offer — Conditions to the Completion of the Exchange Offer” remain unsatisfied.

Q:	May you withdraw your tender of existing notes?

A:	Yes. You may withdraw any tendered existing notes at any time prior to the expiration date of the exchange offer, as it may be extended from time to time. The intended expiration date is 5:00 p.m., New York City time, on March 2, 2006.

Q:	What happens if your existing notes are not accepted in the exchange offer?

A:	If we decide for any reason not to accept your existing notes for exchange, the existing notes will be returned to you, at our expense, promptly after the expiration or termination of the exchange offer. In the case of existing notes tendered by book entry transfer into the exchange agent’s account at DTC, any unaccepted existing notes will be credited to your account at DTC.

Q:	Who will pay the fees and expenses associated with the exchange offer?

A:	We will bear all fees and expenses incurred in connection with consummating the exchange offer. See “The Exchange Offer — Fees and Expenses.”

Q:	How will you be taxed on the exchange of your existing notes?

A:	The tax consequences to you of the exchange offer will depend on your individual circumstances. For U.S. federal income tax purposes, you may be required to recognize full gain or loss upon the exchange of your existing notes for new securities, depending on your tax basis in your existing notes and the fair market value of the new securities. However, if your existing notes are treated as “securities” for U.S. federal income tax purposes, you might not be required to recognize any gain realized (or might be required to recognize only a portion of any gain realized), but you would not generally be entitled to recognize any loss. In addition, you will generally be required to include any amounts received allocable to accrued interest on the existing notes as interest income (taking into account that the exchange offer provides that the value of the new securities received in the exchange offer is allocable first to the principal amount of the existing notes). Please see the section titled “Material United States Federal Income Tax Consequences,” beginning on page 127 of this offering circular. You should consult your tax advisor for a full understanding of the tax consequences of participating in the exchange offer.

Q:	Has PRG or its board of directors adopted a position on the exchange offer?

A:	Our board of directors has approved the making of the exchange offer. However, our directors do not make any recommendation as to whether you should tender existing notes pursuant to the exchange offer. You must make the decision whether to tender existing notes.

Q:	Who can answer your questions concerning the exchange offer?

A:	If you have any questions about the exchange offer or how to submit your letter of transmittal, or if you need additional copies of this offering circular, contact Innisfree M&A Incorporated by writing to 501 Madison Avenue, 20th Floor, New York, New York 10022 or calling 1-888-750-5834.

Q:	Do other noteholders support the exchange offer?

A:	Yes. Currently, holders of approximately 54.6% of the notes have agreed to tender their notes. See “The Restructuring Transactions — History of the Negotiations of the Restructuring Transactions.”

The Company
      We are the leading worldwide provider of recovery audit services to large and mid-size businesses having numerous payment transactions with many vendors. We serve clients in over 35 countries. In businesses with large purchase volumes and continuously fluctuating prices, some small percentage of erroneous overpayments to vendors is inevitable. Although these businesses process the vast majority of payment transactions correctly, a small number of errors do occur. In the aggregate, these transaction errors can represent meaningful “lost profits” that can be particularly significant for businesses with relatively narrow profit margins. Our trained, experienced industry specialists use sophisticated proprietary technology and advanced recovery techniques and methodologies to identify overpayments to vendors. Our industry specialists also review our clients’ current practices and processes related to procurement and other expenses to manage and reduce expense levels, and also apply industry best practices to help improve our clients’ business and efficiencies.
      Our principal executive offices are located at 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339, and our telephone number is (770) 779-3900.
Purpose and Effect of Exchange Offer
      The exchange offer is a part of our effort to restructure our existing capital structure as described in more detail below under “— The Restructuring Transactions.”
      For the nine months ended September 30, 2005, our revenues have declined to $224.8 million from $263.2 million for the prior year period, our net loss from continuing operations increased from $(4.0 million) to $(32.5 million), while our earnings before interest, taxes depreciation and amortization, or EBITDA, for the same period has declined to a negative $(13.3 million) from a positive $11.9 million for the respective prior year period. In response, we have implemented an aggressive cost-cutting operational plan, coupled with a longer term development of new products and services, that we expect will increase EBITDA significantly over the next three years. However, while we are in the process of implementing these initiatives, we are not in compliance with our maximum leverage ratio and minimum consolidated adjusted EBITDA covenants under our existing senior secured credit facility. The lender under that facility has agreed to forbear from exercising remedies until March 31, 2006 while we attempt to implement the restructuring. In addition, it is clear that we will not have sufficient liquidity to repay the existing senior secured credit facility at maturity in May 2006, or earlier if the forbearance agreement is not extended, make the next scheduled interest payment on the existing notes in May 2006, repay the existing notes when they mature in November 2006, or repay the bridge loan, described below, when it matures in August 2006.
      In order to provide sufficient time to implement our operational and strategic plans, we must (i) replace the existing senior secured credit facility and the bridge loan (described below) with a new senior secured credit facility and (ii) restructure our obligations under the existing notes. We have received a commitments from a new lender for new senior secured financing in the aggregate amount of $45.0 million, which will allow us to repay the existing senior secured credit facility and the bridge loan, and fund our ongoing short term liquidity needs. This commitment is conditioned, among other things, on the occurrence of the exchange offer. We have also received agreement by the holders of over 54.6% of the existing notes to exchange their notes in the exchange offer.
      The success of the exchange offer is crucial for the survival of the company without reorganizing under chapter 11 of the U.S. Bankruptcy Code. Without the exchange offer, we will be unable to repay our outstanding debt when it comes due as described above. As a result, if not enough noteholders tender existing notes in the exchange offer or we are otherwise unable to consummate timely the restructuring transactions, the consequences of the lenders under our existing senior secured credit facility and bridge loan accelerating the maturity of that indebtedness and seeking to exercise their remedies on their collateral for payment, as well as the potential cross-default and acceleration of the existing notes as a result thereof, would have a materially adverse effect on us and our ability to continue operating our business. Accordingly, if we fail to consummate the restructuring transactions described in this offering circular, we would be required to seek protection from our creditors under federal bankruptcy law and, if possible, seek to consummate a similar restructuring of the existing notes in bankruptcy. In the event we are forced to commence a bankruptcy case. However, there is no continuing obligation of the members and affiliates of the noteholders committee to support a similar restructuring. In addition, we believe our business may deteriorate during a bankruptcy case. If that occurs, the noteholders will likely receive materially worse treatment than under the exchange offer.
Restructuring Support Agreement
      We have engaged in discussions with the noteholders committee and other holders of the existing notes regarding the terms of the exchange offer. In December 2005, we entered into a restructuring support agreement with members of the noteholders committee. The restructuring support agreement commits certain of those noteholders to support the exchange offer. As of the date hereof, noteholders representing approximately 54.6% of the outstanding principal amount of the existing notes have signed the restructuring support agreement indicating that, subject to the terms and conditions set forth therein, they will tender their existing notes into the exchange offer within fifteen days prior to the first date scheduled for the closing of the exchange offer. The restructuring support agreement was subsequently amended to provide, among other things, that these noteholders will vote all of the equity securities held by them in favor of the new management incentive plan and the approval of the amendment of our articles of incorporation to increase the authorized common stock of the Company. The obligations of the noteholders under the restructuring support agreement are conditioned upon us reaching post-termination payment arrangements with each of John M. Cook and John M. Toma relating to their separation and release agreements on terms and conditions reasonably satisfactory to the noteholders committee and refinancing the existing senior secured credit facility on terms and conditions reasonably satisfactory to the noteholders committee, which are each also conditions to the exchange offer. We expect that these noteholders will solicit support for the exchange offer from other noteholders. The noteholders are not receiving any consideration for this solicitation. The restructuring support agreement expires on March 31, 2006 in the event the exchange offer has not been completed by that time. See “Description of Restructuring Support Agreement.”
The Restructuring Transactions
History and Operational Restructuring
      In October 2004, we announced that we had initiated a review of strategic alternatives, including a possible sale of the company. On June 7, 2005, we announced that our board of directors had concluded the evaluation of the company’s strategic alternatives and that the board of directors, in consultation with its financial advisor, CIBC World Markets Corp., through a special committee established for that purpose, had carefully evaluated the company’s options and unanimously determined that, at that time, the best interests of its shareholders would not be served by pursuing a strategic transaction.
      In June 2005, John M. Cook, the company’s former Chairman, President and Chief Executive Officer announced his retirement. In July 2005, the company announced the appointment of James B. McCurry as our new President and Chief Executive Officer. Following the appointment of Mr. McCurry, management began to develop an expense restructuring plan to reduce significantly the company’s operating and other expenses. This plan was in response to the company’s declining revenues over the prior two and one-half years. We announced in August 2005 that the company had taken the initial step in implementing such an expense restructuring plan. The proposed expense restructuring plan encompassed exit activities, including reducing the number of customers served, reducing the number of countries in which we operate, and terminating employees. In September 2005, our board of directors approved this expense restructuring plan. Annualized savings from the operational restructuring plan are estimated to be approximately

$42.2 million beginning in fiscal year 2006. Almost all of the savings are expected to come in the area of selling, general and administrative expenses.
Financial Restructuring
      After Mr. McCurry assumed the position of CEO, we determined that we would not have sufficient liquidity beginning in the second half of 2005 and began to explore strategies involving the refinancing or restructuring of our indebtedness. In connection with developing this financial restructuring plan, we also retained Rothschild Inc. in September 2005 as financial advisor to advise the company in evaluating our financing alternatives for restructuring our indebtedness. Rothschild is assisting us in arranging the replacement financing for the existing senior credit facility and bridge loan. In addition, our board of directors formed a new special committee for the purpose of overseeing the financial restructuring. By October 2005, the noteholders committee had been formed and the company and our advisors began negotiating terms of the restructuring transactions. On October 19, 2005, Colin Lind, Blum Capital Partners, L.P.’s representative on the board of directors, resigned from the board in order to participate on Blum Capital’s behalf on the noteholders committee.
      In spite of the initial success in implementing our operational restructuring, we were unable initially to make the interest payment due to holders of the existing notes that was due in November 2005. On December 23, 2005, we entered into a credit agreement with Petrus Securities L.P., Parkcentral Global Hub Limited, Blum Strategic Partners II GmbH & Co. KG. and Blum Strategic Partners II, L.P., as lenders, providing for a bridge term loan in an aggregate principal amount of $10.0 million that matures on the earlier of the closing of the restructuring transactions or August 15, 2006 (referred to herein as the “bridge loan” or “bridge facility”). The lenders under the bridge facility or their affiliates are also holders of the notes and are members of the noteholders committee. Approximately $3 million of the proceeds from the bridge loan was used to make the November 2005 interest payment on the existing notes prior to the expiration of the grace period, with the remainder to be used to finance working capital needs and pay fees and expenses related to the bridge loan and this exchange offer. The bridge loan bears interest at 12% per annum, payable monthly, and is secured by a second lien on substantially all the assets of the company. The bridge loan is subordinated in right of payment to the existing senior secured credit facility.
      We have received a commitment from Ableco Finance LLC to provide a new senior secured credit facility that will be used to refinance and repay outstanding amounts under our existing senior secured credit facility and the bridge loan. The new senior secured credit facility is expected to consist of a $25.0 million term loan, all of which will be funded at closing of the exchange offer, and up to $20.0 million of revolving loan borrowings, of which approximately $15.4 million is expected to be available at the closing of the restructuring transactions.
      In this offering circular, we refer to the “restructuring transactions” as the consummation of the exchange offer, including the tender and exchange of at least 99.0% of the existing notes for the new securities, and the closing of the new senior secured credit facility and concurrent repayment of the outstanding amounts under the existing senior secured credit facility and bridge loan. The closing of the new senior secured credit facility is a condition to the consummation of the exchange offer.

Summary of the Exchange Offer

THE EXCHANGE OFFER	In exchange for each $1,000 principal amount of outstanding existing notes, we are offering:

• $400 principal amount of new senior notes, plus an additional amount of principal equal to any accrued and unpaid interest due on the existing notes held by you to, but not including the closing date of the exchange offer;

• $480 principal amount of new senior convertible notes, which are convertible (1) after August 15, 2006 but prior to the new conversion rights date, only into shares of new series B convertible preferred stock at a conversion rate of approximately 2.083 shares for each $1,000 principal amount of such notes and (2) after the new conversion rights date, only into shares of common stock at an initial conversion price of $0.65 per share, subject to specified anti-dilution provisions. Each share of the new series B convertible preferred stock will have an initial liquidation preference of $480 and, in turn, will be convertible into shares of common stock at a conversion price of $0.65 per share, subject to specified anti-dilution provisions; and

• one share of new series A convertible preferred stock with an initial liquidation preference of $120 per share, which is convertible into shares of common stock at a conversion price of $0.28405 per share, subject to specified anti-dilution provisions.

The new securities are being issued in a transaction exempt from registration. They should be generally freely tradable by holders who are not affiliates of the company. See “The Exchange Offer.” On the closing date of the exchange offer, we will enter into a registration rights agreement with certain of our affiliates (who are also affiliates of members of the noteholders committee) providing for the resale by those holders of the new securities they receive in the exchange offer. See “Description of the New Notes — Registration Rights.”

EXPIRATION DATE; ACCEPTANCE OF TENDERS; DELIVERY OF NEW SECURITIES	The exchange offer will expire at 5:00 p.m., New York City time, on Thursday, March 2, 2006, unless we extend it. We reserve the right to extend or amend the exchange offer, in our sole discretion; provided, that certain amendments may require the consent of the noteholders committee under the terms of the restructuring support agreement in order to maintain those holders’ support of the exchange offer. During any extension, any existing notes previously tendered and not withdrawn will remain subject to the exchange offer. During any such period, you will have the right to withdraw any previously tendered notes. We will issue the new securities promptly following the expiration date upon our determination that the conditions to the exchange offer have been fulfilled. If we decide for any reason not to accept the existing notes that any noteholder has tendered for exchange, those existing notes will be returned to such noteholder without cost promptly after the expiration or termination of the exchange offer. Any unaccepted existing notes tendered by book entry transfer into the exchange agent’s account at The Depositary Trust Company (“DTC”), as described below, will be credited to the tendering holder’s account at DTC. See “The Exchange Offer — Procedures for Tendering Existing Notes in the Exchange Offer” for a more complete description of the tender procedures.

WITHDRAWAL RIGHTS AND REVOCATION	Tenders of existing notes may be withdrawn at any time prior to the expiration date (and any extensions thereto) by delivering a written notice of withdrawal to the exchange agent in conformity with the procedures set forth below under “The Exchange Offer — Withdrawal of Tenders.”

CONDITIONS TO THE EXCHANGE OFFER	The exchange offer is subject to customary conditions, which we may assert or waive. These conditions include (i) 99.0% of the outstanding aggregate principal amount of the existing notes is validly tendered and not withdrawn, (ii) reaching post-termination payment arrangements with John M. Cook and John M. Toma relating to their separation and release agreements on terms reasonably acceptable to the noteholders committee, and (iii) definitive documents for the refinancing of the existing senior secured credit facility with terms and conditions reasonably acceptable to the noteholder committee. Waiver of any of these conditions could release the members of the noteholders committee from their support obligations of the exchange offer under the restructuring support agreement. See “The Exchange Offer — Conditions to the Completion of the Exchange Offer.”

SPECIAL PROCEDURES FOR BENEFICIAL OWNERS	If you are a beneficial owner whose existing notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your existing notes in the exchange offer, you should promptly contact the person in whose name the existing notes are registered and instruct that person to tender on its behalf. If you wish to tender the existing notes on your own behalf, prior to completing and executing the letter of transmittal and delivering your existing notes, you must either make appropriate arrangements to register ownership of the existing notes in your name or obtain a properly completed bond power from the person in whose name the existing notes are registered. See “The Exchange Offer — Procedures for Tendering Existing Notes in the Exchange Offer.”

CONSEQUENCES TO NOTEHOLDERS NOT TENDERING IN THE EXCHANGE OFFER	Once the exchange offer is completed, any of your existing notes that are not tendered and exchanged in the exchange offer will remain outstanding in accordance with their terms. If the restructuring transactions are completed, any existing notes that are not tendered will be subordinated in right of payment to the new senior notes and the new senior convertible notes, as well as the new senior secured credit facility. In the case of bankruptcy or liquidation, tendering noteholders would be entitled to payment on the new senior notes and new senior convertible notes, to the extent they remain unconverted, prior to recovery on the existing notes. However, if the restructuring is completed and the company does not enter bankruptcy or liquidation proceedings, the existing notes will still mature and be due and payable in November 2006. See “The Exchange Offer — Consequences of Failure to Exchange.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	A tendering noteholder may be required to recognize full gain or loss upon the exchange of its existing notes for new securities, depending on its tax basis in its existing notes and the fair market value of the new securities. However, if the existing notes are treated as “securities” for U.S. federal income tax purposes, a holder might not be required to recognize any gain realized (or might be required to recognize only a portion of any gain realized), but would not generally be entitled to recognize any loss. In addition, any amounts received allocable to accrued interest on the existing notes generally will be includable as interest income by the holder (taking into account that the exchange offer provides that the value of the new securities received in the exchange offer is allocable first to the principal amount of the existing notes). See “Material United States Federal Income Tax Consequences.”

HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND ANY FOREIGN TAX CONSEQUENCES OF THE EXCHANGE.

EXCHANGE AGENT; INFORMATION AGENT	U.S. Bank Corporate Trust Services is the exchange agent and Innisfree M&A Incorporated is the information agent for the exchange offer. Noteholders can find the addresses and telephone numbers for the exchange agent and the information agent set forth on the back cover of this offering circular. See “The Exchange Offer — Exchange Agent.”

FEES AND EXPENSES	We will bear all expenses related to the restructuring transactions. As a result, noteholders are not required to pay any brokerage commissions or any other fees or expenses to the exchange agent or the information agent. See “The Exchange Offer — Fees and Expenses.”

CERTAIN CONSEQUENCES OF FAILURE TO CONSUMMATE THE EXCHANGE OFFER	If the minimum tender condition is not satisfied or waived by us by the expiration date or we are not able to successfully accomplish the other elements of the restructuring transactions, we and certain of our subsidiaries may commence reorganization cases under chapter 11 of the U.S. Bankruptcy Code. See “The Exchange Offer — Consequences of Failure to Exchange.”

TERMINATION	We reserve the right to terminate the exchange offer at any time prior to the expiration date if the conditions described above are not met. See “The Exchange Offer — Conditions to the Completion of the Exchange Offer.”

ADDITIONAL INFORMATION	You may obtain additional copies of the offering circular by calling the information agent at the phone number or writing to the address set forth on the back cover of this offering circular.

RISK FACTORS	When deciding whether to participate in the exchange offer, you should carefully consider the information in the section titled “Risk Factors” beginning on page of this offering circular, and the other information included in or incorporated by reference into this offering circular.

Summary Description of the New Securities
Summary Description of New Senior Notes

SECURITIES OFFERED	Up to $50.0 million aggregate principal amount of 11.0% Senior Notes due 2011, plus an additional principal amount equal to the aggregate accrued and unpaid interest on the existing notes to be exchanged.

MATURITY DATE	March 15, 2011

INTEREST RATE	11.0% per annum on the principal amount, payable semiannually on March 15 and September 15 of each year, beginning on September 15, 2006. After an event of default, interest will accrue at a rate of 13.0% until all defaults are cured or waived.

RANKING	The new senior notes will be:

• senior unsecured obligations of the company;

• senior in right of payment to all existing and future subordinated indebtedness of the company, including the existing notes, if any;

• effectively (but not expressly) subordinated to our existing and future secured indebtedness to the extent of the collateral securing that indebtedness and to the existing and future liabilities of our subsidiaries, which includes our new senior secured credit facility and any permitted refinancings thereof; and

• pari passu in right of payment with the new senior convertible notes and any future senior indebtedness of the company.

None of our subsidiaries will be obligated for the payment of obligations under the new senior notes. As of the date of the new senior notes indenture, all of our subsidiaries will be “restricted subsidiaries.”

CERTAIN MATERIAL COVENANTS AND RESTRICTIONS	The indenture governing the new senior notes will include covenants that limit our ability and the ability of each of our restricted subsidiaries to:

• incur, assume, or guarantee additional debt and issue or sell preferred stock;

• pay dividends on, redeem or repurchase our capital stock;

• make investments;

• create or permit certain liens;

• use the proceeds from sales of assets and subsidiary stock;

• enter into transactions with affiliates;

• incur any indebtedness that is contractually subordinated to any other indebtedness unless subordinated in right of payment to the new senior notes on substantially identical terms; and

• consolidate or merge or sell all or substantially all of our assets.

See “Description of the New Notes — New Senior Notes — Certain Covenants.”

OPTIONAL REDEMPTION	We may redeem all or part of the new senior notes at any time upon not less than 30 nor more than 60 days’ notice at the following redemption prices, plus accrued and unpaid interest, if any, to the particular redemption date beginning on the issue date and each of the other following indicated periods:

Redemption Period	Percentage

Issue Date through March 14, 2007	104.00%
March 15, 2007 through March 14, 2008	102.00%
March 15, 2008 and thereafter	100.00%

See “Description of the Notes — New Senior Notes — Optional Redemption.”

CHANGE IN CONTROL	Upon a change in control, each holder of the new senior notes will have the right to require us to repurchase some or all of its new senior notes at a purchase price equal to 100% of the principal amount of the new senior notes plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes — New Senior Notes — Repurchase at the Option of Holders — Change in Control.”

MANDATORY OFFER TO PURCHASE	In the event that we consummate an asset sale permitted by the new senior notes indenture governing the new senior notes, any excess proceeds in excess of $10 million will be required to be paid to the holders of new senior notes to purchase the maximum amount of new senior notes and other indebtedness that is pari passu to the new senior notes. The offer price to holders of new senior notes will be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes — New Senior Notes — Repurchase at the Option of Holders — Asset Sales.”

LISTING	The new senior notes will not be listed for trading on any national securities exchange or authorized for quotation on any automated quotation system.

PROCEEDS	We will not receive any proceeds from the exchange of the existing notes for, among other things, the new senior notes.

BOOK ENTRY; DELIVERY AND FORM	The new senior notes initially will be held only through DTC.

ORIGINAL ISSUE DISCOUNT	For U.S. federal income tax purposes, the new senior notes may be issued with “original issue discount” to the extent, if any, the principal amount of such notes exceeds their issue price (basically, their fair market value at issuance). Any original issue discount generally will be required to be included in your gross income as interest on a constant yield basis over the term of the notes, regardless of your regular method of accounting for U.S. federal income tax purposes. Accordingly, you may be required to include interest income prior to the receipt of a corresponding amount of cash. See “Material United States Federal Income Tax Consequences — Consequences of Ownership and Disposition of New Notes.”

Summary Description of New Senior Convertible Notes

SECURITIES OFFERED	Up to $60.0 million aggregate principal amount of 10.0% Senior Convertible Notes due 2011.

MATURITY DATE	March 15, 2011

INTEREST RATE	10.0% per year on the principal amount, payable semiannually on March 15 and September 15 of each year, beginning on September 15, 2006. Interest may be paid at our option by issuance of additional new senior convertible notes.

RANKING	The new senior convertible notes are:

• senior unsecured obligations of the company;

• senior in right of payment to all existing and future subordinated indebtedness of the company, including the existing notes, if any;

• effectively (but not expressly) subordinated to our existing and future secured indebtedness to the extent of the collateral securing that indebtedness and to the existing and future liabilities of our subsidiaries, which includes our new senior secured credit facility and any permitted refinancings thereof; and

• pari passu in right of payment with the new senior notes and any future senior indebtedness of the company.

None of our subsidiaries will be obligated for the payment of our obligations under the new senior convertible notes.

CONVERSION RIGHTS	After August 15, 2006 but before the new conversion rights date, the new senior convertible notes are convertible, at the option of the holder prior to maturity, into approximately 2.083 shares of new series B convertible preferred stock per $1,000 principal amount of new senior convertible notes. In the event that a holder converts into new series B convertible preferred stock, each share of such new series B convertible preferred stock must be certificated. On the new conversion rights date, these conversion rights into the new series B convertible preferred stock will automatically change to conversion rights into shares of our common stock at a current conversion price of $0.65 per share, subject to certain anti-dilution adjustments. See “Description of the New Notes — New Senior Convertible Notes — Conversion Rights.”

OPTIONAL REDEMPTION	We may not call the new senior convertible notes for redemption unless the new senior notes have been paid in full and the new conversion rights date shall have occurred. On or after the new conversion rights date and the date on which all new senior notes have been paid in full, we may redeem the new senior convertible notes, in whole or in part, at a redemption price of 100% of the principal amount of new senior convertible notes to be redeemed, plus accrued and unpaid interest on the new senior convertible notes to be redeemed to the applicable redemption date. See “Description of the New Notes — New Senior Convertible Notes — Optional Redemption.”

CHANGE IN CONTROL	Upon a change of control, each holder of the new senior convertible notes will have the right to require us to repurchase some or all of its new senior convertible notes at a purchase price equal to 100% of the principal amount of the new senior convertible notes plus accrued and unpaid interest to the date of purchase. See “Description of the New Notes — New Senior Convertible Notes — Repurchase at Option of Holders Upon a Change in Control.”

LISTING	The new senior convertible notes will not be listed for trading on any national securities exchange or authorized for quotation on any automated quotation system.

PROCEEDS	We will not receive any proceeds from the exchange of the existing notes for, among other things, the new senior convertible notes.

BOOK ENTRY; DELIVERY AND FORM	The new senior convertible notes initially will be held only through DTC.

ORIGINAL ISSUE DISCOUNT	Due to our ability to pay interest on the new senior convertible notes in additional new senior convertible notes, the new senior convertible notes will be treated for U.S. federal income tax purposes as having been issued with “original issue discount” equal to at least the amount of stated interest payable over the term of the notes. The new senior convertible notes would have an additional amount of original issue discount to the extent, if any, the principal amount of such notes exceeds their issue price (basically, their fair market value at issuance). Such original issue discount (inclusive of all stated interest) generally would be required to be included in your gross income on a constant yield basis over the term of the notes, regardless of your regular method of accounting for U.S. federal income tax purposes. Accordingly, you may be required to include interest income prior to the receipt of a corresponding amount of cash. See “Material United States Federal Income Tax Consequences — Consequences of Ownership and Disposition of the New Notes.”
Summary Description of the New Series A Convertible Preferred Stock

SECURITIES OFFERED	Up to 125,000 shares of 9.0% Senior Series A Convertible Participating Preferred Stock.

DIVIDENDS	Cumulative annual dividends at a rate of 9.0% of the then-effective liquidation preference per share payable in cash if and when declared (subject to accretion if undeclared, as described below), on March 15 and September 15 of each year, commencing on September 15, 2006. The liquidation preference will be increased by any dividends not declared on any dividend payment date. In addition, if any dividends or distributions are paid on the company’s common stock (other than a dividend or distribution paid solely in additional shares of the company’s common stock), the holders of new series A convertible preferred stock will be paid dividends or distributions per share of new series A convertible preferred stock in an amount equal to what such holder would have received had it converted its shares of new series A convertible preferred stock into shares of common stock of the company immediately prior to the record date for the payment of such dividend or distribution.

INITIAL LIQUIDATION PREFERENCE	$120.00 per share, subject to accretion as described above.

RANKING	The new series A convertible preferred stock will rank (i) junior to all indebtedness of the company, (ii) senior to the common stock of the company with respect to dividends and amounts payable upon the liquidation or winding up of the company and to all other classes or series of the company’s common equity and to all equity securities the terms of which specifically provide that such equity securities rank junior to the new series A convertible preferred stock, (iii) on a parity with the new series B convertible preferred stock and all other equity securities issued by the company, subject to the consent of the required holders of the new series A convertible preferred stock, other than those securities described in clauses (ii) and (iv), and (iv) junior to all equity securities issued by the company, subject to the consent of the required holders of the new series A convertible preferred stock, the terms of which specifically provide that such equity securities rank senior to such new series A convertible preferred stock.

CONVERSION RIGHTS	As a holder, you may convert each share of the new series A convertible preferred stock at any time, into a number of shares of common stock of the company equal to the then-effective liquidation preference thereof divided by the conversion price of $0.28405 (subject to certain anti-dilution adjustments).

OPTIONAL REDEMPTION	We may redeem the new series A convertible preferred stock after the new conversion rights date, in whole or in part, at the liquidation preference, together with accrued and undeclared dividends through the redemption date, at any time, subject to the prior or concurrent repayment in full of all outstanding new senior notes and new senior convertible notes.

MANDATORY REDEMPTION	On March 15, 2011, we must redeem all outstanding shares of new series A convertible preferred stock for an amount per share equal to the then-effective liquidation preference, including any accrued and undeclared dividends from the most recent dividend payment date to the date of redemption.

VOTING RIGHTS	Except as otherwise required by law, each share of new series A convertible preferred stock will vote on all matters with the company’s common stock on an “as converted” basis.

The new series A convertible preferred stock will also be entitled to vote separately as a class, together with the new series B convertible preferred stock, if any, and any other series of preferred stock ranking on parity with the new series A convertible preferred stock, on certain matters. See “Description of Capital Stock — 9.0% Senior Series A Convertible Participating Preferred Stock — Voting Rights.”

LISTING	The new series A convertible preferred stock will not be listed for trading on any national securities exchange or authorized for quotation on any automated quotation system.

BOOK-ENTRY; DELIVERY AND FORM	The new series A convertible preferred stock initially will be held only through DTC.

CERTAIN TAX CONSEQUENCES	Certain U.S. federal income tax consequences of purchasing, owning and disposing of the new series A convertible preferred stock and any common stock received upon its conversion are described in “Material United States Federal Income Tax Consequences — Consequences of Ownership and Disposition of New Preferred Stock or Common Stock,” including the potential for the receipt of constructive distributions prior to the receipt of a corresponding amount of cash.
Summary Description of New Series B Convertible Preferred Stock

SECURITIES OFFERED	Up to 125,000 shares of 10.0% Senior Series B Convertible Participating Preferred Stock.

DIVIDENDS	Cumulative annual dividends at a rate of 10.0% of the then effective liquidation preference per share payable in cash if and when declared (subject to accretion if undeclared, as described below), on March 15 and September 15 of each year, commencing on September 15, 2006. The liquidation preference will be increased by any dividends not declared on any dividend payment date. In addition, if any dividends or distributions are paid on the company’s common stock (other than a dividend or distribution paid solely in additional shares of the company’s common stock), the holders of new series B convertible preferred stock will be paid dividends or distributions per share of new series B convertible preferred stock in an amount equal to what such holder would have received had it converted its shares of new series B convertible preferred stock into shares of common stock of the company immediately prior to the record date for the payment of such dividend or distribution.

INITIAL LIQUIDATION PREFERENCE	$480.00 per share, subject to accretion as described above.

RANKING	The new series B convertible preferred stock will rank (i) junior to all indebtedness of the company, (ii) senior to the common stock of the company with respect to dividends and amounts payable upon the liquidation or winding up of the company and to all other classes or series of the company’s common equity and to all equity securities the terms of which specifically provide that such equity securities rank junior to the new series B convertible preferred stock, (iii) on a parity with the new series A convertible preferred stock and all other equity securities issued by the company, subject to the consent of the required holders of the new series B convertible preferred stock, other than those securities described in clauses (ii) and (iv), and (iv) junior to all equity securities issued by the company, subject to the consent of the required holders of the new series B convertible preferred stock, the terms of which specifically provide that such equity securities rank senior to such new series B convertible preferred stock.

CONVERSION RIGHTS	As a holder, you may convert each share of the new senior B convertible preferred stock at any time after the new conversion rights date, into a number of shares of common stock of the company equal to the then-effective liquidation preference thereof divided by the conversion price of $0.65 (subject to certain anti-dilution adjustments).

OPTIONAL REDEMPTION	We may redeem the new series B convertible preferred stock only after the new conversion rights date, in whole or in part, at the liquidation preference, together with accrued and undeclared dividends through the redemption date, at any time, subject to the prior or concurrent repayment in full of all outstanding new senior notes and new senior convertible notes.

MANDATORY REDEMPTION	On the date that is the later of (i) March 15, 2011 and (ii) 120 days after the new conversion rights date, we must redeem all outstanding shares of new series B convertible preferred stock for an amount per share equal to the then-effective liquidation preference, together with any accrued and undeclared dividends from the most recent dividend payment date to the date of redemption. In the event that the new conversion rights date has not occurred on or before March 15, 2011, then on each semi-annual dividend payment date on and after March 15, 2011, in the event that any holder has given the company at least 60 days notice prior to such dividend payment date, we will redeem such holder’s new series B convertible preferred stock who gave timely notice at a price per share equal to the then-effective liquidation preference, together with accrued and undeclared dividends to the date of redemption.

VOTING RIGHTS	Except as otherwise required by law, each share of new series B convertible preferred stock will vote on all matters with the company’s common stock on an “as converted” basis.

The new series B convertible preferred stock will also be entitled to vote separately as a class, together with the new series A convertible preferred stock, if any, and any other series of preferred stock ranking on parity with the new series B convertible preferred stock, on certain matters. See “Description of the Capital Stock — 10.0% Senior Series B Convertible Participating Preferred Stock — Voting Rights.”

LISTING	The new series B convertible preferred stock will not be listed for trading on any national securities exchange or authorized for quotation on any automated quotation system.

DELIVERY AND FORM	The new series B convertible preferred stock will only be issued in certificated form.

CERTAIN TAX CONSEQUENCES	Certain U.S. federal income tax consequences of purchasing, owning and disposing of the new series B convertible preferred stock and any common stock received upon its conversion are described in “Material United States Federal Income Tax Consequences — Consequences of Ownership and Disposition of New Preferred Stock or Common Stock,” including the potential for (i) the receipt of constructive distributions prior to the receipt of a corresponding amount of cash, and (ii) shares issued on different dates (such as due to multiple conversions) having different tax characteristics of ownership.
Summary Description of the Registration Rights Agreement

REGISTRATION RIGHTS	On the closing date of the exchange offer, we will also execute a registration rights agreement with certain holders of the new securities that may be deemed affiliates of the company that will require us to file a registration statement after closing of the exchange offer with respect to the resale of all of the new senior notes, new senior convertible notes, new series A convertible preferred stock, new series B convertible preferred stock and the common stock issuable upon conversion of the new preferred stock and/or new senior convertible notes those holders acquired in the exchange offer. We have agreed to keep the registration statement effective until the earlier of:

• the fifth anniversary of the effective date of the registration statement, and

• the date as of which all of the holders who are parties to the registration rights agreement have sold all of their registrable securities pursuant to the registration statement, pursuant to Rule 144 under the Securities Act, or such securities may be sold immediately and without restriction under the federal securities laws.

If we do not comply with these registration obligations, we will be required to pay liquidated damages to the holders who are parties to the registration rights agreement. See “Description of the New Notes — Registration Rights.”

Unless you are one of our affiliates who executes the registration rights agreement at closing of the exchange offer, you will not be entitled to the benefits thereunder, including liquidated damages, if any, that may accrue on the new securities if we do not comply with our obligations under that agreement.

SUMMARY HISTORICAL COMBINED AND PRO FORMA FINANCIAL DATA
      The following tables present summary historical combined and pro forma financial data for the company. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our historical audited and unaudited consolidated financial statements and the notes thereto included in our 2004 Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, which are incorporated by reference herein. See “Incorporation of Documents by Reference.”

	Historical					Pro Forma

	Fiscal Year			Nine Months Ended			Nine Months
							Ended
				September 30,	September 30,	Fiscal Year	September 30,
	2002	2003	2004	2004	2005	2004	2005

	(Dollars in thousands, except share and per share data and ratios)
Income Statement Data:
Revenues	$446,890	$375,701	$356,873	$263,192	$224,793	$356,873	$224,793
Cost of revenues	253,852	233,689	224,527	168,372	153,405	224,527	153,405
Selling, general & administrative expenses	142,001	124,240	125,113	94,875	88,157	125,113	88,157
Impairment charges	—	206,923	—	—	—	—	—
Restructuring Expense	—	—	—	—	7,922	—	7,922
Operating Income (loss)	51,037	(189,151)	7,233	(55)	(24,691)	7,233	(24,691)
Interest expense	(9,934)	(9,520)	(9,142)	(6,793)	(6,369)	(14,188)	(10,228)
Interest income	595	572	593	416	409	593	409
Income taxes	15,336	(35,484)	75,344	(2,445)	1,814	75,344	1,814
Earnings (loss) from continuing operations	26,362	(162,615)	(76,660)	(3,987)	(32,465)	(81,706)	(36,324)
Earnings from discontinued operations(1)	(5,078)	1,797	5,177	7,349	479	5,177	479
Cumulative effect of accounting changes, net of income taxes	(8,216)	—	—	—	—	—	—
Dividends on preferred stock	—	—	—	—	—	1,380	1,028

Net Earnings (loss)	$13,068	$(160,818)	$(71,483)	$3,362	$(31,986)	$(77,910)	$(36,872)

Earnings (loss) from continuing operations per common share — basic	$0.42	$(2.63)	$(1.24)	$(0.07)	$(0.52)	$(1.32)	$(0.59)
Earnings (loss) from discontinued operations per common share — basic	(0.08)	0.03	0.08	0.12	—	0.08	—
Cumulative effect of accounting changes per common share — basic	(0.13)	—	—	—	—	—	—
Dividends on preferred stock	—	—	—	—	—	(0.02)	(0.02)
Earnings (loss) from continuing operations per common share — diluted	0.38	(2.63)	(1.24)	(0.07)	(0.52)	(1.32)	(0.59)

	Historical						Pro Forma

	Fiscal Year				Nine Months Ended			Nine Months
								Ended
					September 30,	September 30,	Fiscal Year	September 30,
	2002		2003	2004	2004	2005	2004	2005

	(Dollars in thousands, except share and per share data and ratios)
Net earnings (loss) per common share — basic	(0.21)		(2.60)	(1.16)	0.05	(0.52)	(1.26)	(0.59)
Net earnings (loss) per common share — diluted	0.22		(2.60)	(1.16)	0.05	(0.52)	(1.26)	(0.59)
Weighted average common shares — basic	62,702		61,751	61,760	61,734	62,001	61,760	62,001
Weighted average common shares — diluted	79,988		61,751	61,760	61,734	62,001	61,760	62,001
Other Data:
EBITDA(2)	$68,800		$34,108	$23,324	$11,879	$(13,329)	$23,324	$(13,329)
Ratio of earnings to fixed charges(3)	3.8	x	—	—	—	—	—	—
Deficiency in Dollars if applicable	—		$198,099	$1,316	$6,432	$30,651	$8,554	$36,141

	As of September 30,
	2005

	Historical	Pro Forma

Balance Sheet Data:
Cash and Cash Equivalents	$9,988	$15,588
Restricted Cash	3,369	3,369
Total current assets	83,835	89,435
Property and equipment, net	20,719	20,719
Total assets	307,809	320,409
Total debt	136,243	137,045
Shareholders’ equity	73,208	72,051
Book value per common share	1.177	1.159

(1)	Earnings (loss) from discontinued operations reflects the earnings (loss) related to certain formerly divested businesses including the Communications Service segment (sold January 2004), the Logistics Management Services segment (sold October 2001) and the French Taxation Services segment (sold December 2001).

	Historical					Pro Forma

	Fiscal Year			Nine Months Ended			Nine Months
							Ended
				September 30,	September 30,	Fiscal Year	September 30,
	2002	2003	2004	2004	2005	2004	2005

	(Dollars in thousands)
Net earnings (loss)	$13,068	$(160,818)	$(71,483)	$3,362	$(31,986)	$(77,910)	$(36,872)
Adjust for:
Earnings from discontinued operations	5,078	(1,797)	(5,177)	(7,349)	(479)	(5,177)	(479)
Cumulative effects of accounting change, net of income taxes	8,216	—	—	—	—	—	—
Dividends on preferred stock	—	—	—	—	—	1,380	1,028

Earnings (loss) from continuing operations	26,362	(162,615)	(76,660)	(3,987)	(32,465)	(81,706)	(36,324)
Adjust for:
Impairment charges	—	206,923	—	—	—	—	—
Depreciation and amortization	17,763	16,336	16,091	11,934	11,362	16,091	11,362
Interest expense, Net	9,339	8,948	8,549	6,377	5,960	13,595	9,819
Income taxes	15,336	(35,484)	75,344	(2,445)	1,814	75,344	1,814

EBITDA	$68,800	$34,108	$23,324	$11,879	$(13,329)	$23,324	$(13,329)

(2)	A reconciliation of EBITDA to net earnings (loss) as determined in accordance with GAAP is as follows:

(3)	We define earnings as net earnings (loss) before discontinued operations, extraordinary items, interest expense, amortization of discounts related to indebtedness, taxes and the portion of rent expenses under operating leases representative of interest. Fixed charges consist of interest expense (including amortization of discounts related to indebtedness), dividends on mandatorily redeemable preferred stock, taxes and the portion of rent expenses under operating leases representative of interest. For purposes of this calculation, we have assumed no conversions of new securities into common stock during either of the pro forma periods presented.

RISK FACTORS
      Exchanging your existing notes for the new securities involves a high degree of risk and uncertainty. Failure to exchange your notes also involves significant risk. You should carefully consider the risks and uncertainties described below as well as the other information appearing elsewhere in this offering circular before making a decision whether to participate in the exchange offer. The risks and uncertainties described below are intended to highlight risks and uncertainties that are specific to us but are not the only risks and uncertainties that we face. Additional risks and uncertainties, including risks and uncertainties that we currently deem immaterial or risks and uncertainties generally applicable to companies that have recently undertaken transactions such as the restructuring transactions, may also impair our business, the value of your investment and our ability to pay interest and dividends on, and repay or refinance, the new securities.
      The information in this offering circular includes forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those described in this section and elsewhere in this offering circular. See “Forward-Looking Statements” on page 141.
Risks Related to the Restructuring Transactions

If not enough noteholders tender their existing notes and/or conditions to closing have not been satisfied and, as a result, we fail to consummate the restructuring transactions, we do not anticipate that we will be able to pay the amounts due on our outstanding debts as they mature, including the interest payment due May 2006 on the existing notes, and we may be required to seek protection from creditors. We do not expect that additional financing is available.
      There are certain conditions to the consummation of the restructuring transactions, including the completion of the exchange offer. The completion of the exchange offer is also subject to certain conditions, any of which we and the noteholders committee may waive, including (i) the condition that at least 99.0% of the outstanding aggregate principal amount of the existing notes are validly tendered, accepted, and not withdrawn, (ii) the condition that the terms and conditions of the post-termination payments between us and each of John M. Cook and John M. Toma relating to their separation and release agreements are reasonably acceptable to the noteholder committee, (iii) the condition that the terms and conditions of the definitive documents for the refinancing of the existing senior secured credit facility are reasonably satisfactory to the noteholder committee and (iv) the condition that the other restructuring transactions are consummated. If not enough noteholders tender their existing notes and we do not consummate the restructuring transactions, under our current highly-leveraged capital structure, we do not anticipate that we will be able to pay the amounts due on certain of our outstanding debts as they mature, including the existing senior secured credit facility which will be in default on March 31, 2006, if not earlier repaid, the next scheduled interest payment on the existing notes due May 2006, the repayment of the bridge loan, which has an outside maturity date of August 15, 2006, and the principal amount of the existing notes at maturity. Our failure to make any such payments would constitute a default or an event that could constitute an event of default under the terms of the other applicable agreements and indentures governing our indebtedness. In such a situation, we do not expect that we would be able to secure the additional financing required to satisfy such obligations and we may be required to reorganize under chapter 11 of the U.S. Bankruptcy Code in order to seek protection from creditors.
      Even if the restructuring transactions, including the exchange offer, are consummated, there is no guarantee that we will meet our financial projections. If we do not meet our projections, we could still default in the future under the new senior secured credit facility and the new securities.

An alternative to the financial restructuring proposals presented in this offering circular may not be available to us and, even if available and completed, may be less attractive than the financial restructuring we are proposing.
      We believe that the completion of the proposed restructuring is critical to our continuing viability. If we do not consummate the restructuring transactions, we will likely consider other alternatives to adjust our capital structure. An alternative financial restructuring arrangement may not be available or, if available, may not result in a successful reorganization or be on terms as favorable to our creditors and equity holders as the terms of the financial restructuring we are proposing.
      Alternative financial restructuring arrangements may include seeking protection under chapter 11 of the U.S. Bankruptcy Code. The expenses of any such case would reduce the assets available for payment or distribution to our creditors, including holders of the existing notes. In addition, we believe that a bankruptcy filing (either voluntary or involuntary) would not increase the amount of any payment or distribution that holders of the existing notes would receive. In fact, a bankruptcy filing could reduce such amount and, in any event, would delay receipt of any such payment or distribution by such holders.

A long and protracted restructuring could cause us to lose key management employees and otherwise adversely affect our business.
      If we fail to consummate the restructuring transactions on a timely basis, any alternative we pursue, whether in or out of court, may take substantially longer to consummate than the restructuring transactions. A protracted restructuring could disrupt our business and could divert the attention of our management from operation of our business and implementation of our business plan. It is likely that such a prolonged restructuring or bankruptcy proceeding would cause us to lose many of our key management employees, including the most senior members of management. Such losses of key management employees would likely make it difficult for the company to successfully restructure its operations and improve its financial condition and may make it less likely that we will be able to continue as a viable business.
      The uncertainty surrounding a prolonged restructuring could also have other adverse effects on us. For example, it could also adversely affect:

•	our ability to raise additional capital;

•	our ability to capitalize on business opportunities and react to competitive pressures;

•	our ability to attract and retain other employees;

•	our liquidity;

•	our relationships with customers and key suppliers;

•	our ability to enter into long-term contracts with customers;

•	how our business is viewed by investors, lenders or credit rating agencies;

•	the amount of collateral required in the transaction of our business; and

•	our enterprise value.

Future changes in the composition of our stockholder population, including those resulting from the issuance of new preferred stock in the exchange offer, are likely to limit our ability to use our net operating losses.
      We have substantial tax loss and credit carryforwards for U.S. federal income tax purposes. As a result of the implementation of the exchange offer or certain changes in the stock ownership of the company (including purchases or sales of stock by certain 5% shareholders in sufficient amounts) either prior to or after the exchange offer, it is likely that the company’s ability to use such carryforwards (and certain other tax benefits) to offset future income or tax liability will be severely limited under section 382 of the Internal Revenue Code of 1986, as amended (the “tax code”). Under such section, the ability of the company to use its existing tax loss and credit carryforwards (and certain other tax benefits) following an “ownership change” of the company would be limited to an annual amount generally equal to the product of the fair market value of the corporation’s stock immediately before the ownership change (subject to certain reductions) and the “long-term tax-exempt rate” in effect for the month in which the ownership change occurs.
      For example, if (as is probable) an ownership change of the company were to occur as a result of the exchange offer or shortly thereafter, the company’s ability to utilize its pre-change carryforwards and possibly certain future deductions to offset future income would be limited to roughly $1.5 million per year, based on a trading price of the company’s common stock of $.55 per share. Based on the company’s current projections, such a limitation would significantly increase the company’s projected future tax liability if combined with the elimination of interest deductions with respect to the new senior convertible notes (whether due to the conversion of such notes into stock or, as discussed below, in the event of a determination that such interest was not deductible). See “Material United States Federal Income Tax Consequences — Consequences of Exchange Offer to the Company.” This is a more severe limitation than would apply were the same issuance of shares to occur, and result in an ownership change of the company, pursuant to a confirmed reorganization plan in bankruptcy.

Recognition of cancellation of debt income may increase our income tax liability and adversely impact our financial position.
      The company generally will recognize cancellation of debt income for U.S. federal income tax purposes as a result of the exchange offer if, and to the extent, the outstanding balance (principal plus accrued but unpaid interest) of the existing notes exceeds the fair market value of the new securities delivered in the exchange offer. The company believes that it will have sufficient consolidated tax loss carryforwards to offset all of the anticipated income for U.S. federal income tax purposes (although there may be some liability for federal alternative minimum tax and state income tax). However, if it were determined that the available tax loss carryforwards were significantly less than the amount estimated or were otherwise limited (such as by reason of an annual limitation under section 382, as discussed above), the company could have a significantly greater income tax liability as a result of the exchange offer.

The company may not be allowed to deduct interest with respect to the new senior convertible notes.
      For U.S. federal income tax purposes, no deduction is allowed for interest paid or accrued with respect to convertible debt if it is substantially certain that the holders will voluntarily convert the debt into equity. The proper application of this provision in the case of the new senior convertible notes is subject to varying interpretations, depending in part on facts and circumstances existing on the exchange date. A holder of a new senior convertible note may at its option convert the new senior convertible notes into stock of the company (either new series B convertible preferred stock or common stock, depending on certain conditions) beginning on the earlier of August 15, 2006 and the new conversion rights date. The company currently intends to take the position, and the three-year projections so reflect (at the stated interest rate), that the company is entitled to interest deductions in respect of the new senior convertible notes. Nevertheless, there is no assurance that the Internal Revenue Service (“IRS”) would not take a contrary position, or that any change in facts and circumstances would not result in the company changing its position.
      In addition, even if not disallowed, any interest deductions with the respect to the new senior convertible notes would cease upon an actual conversion of the new senior convertible notes into stock.

Risks Related to the Exchange Offer

An active trading market for the new securities may not develop, and holders of the new securities may not be able to sell their securities when they want and, if they do sell, they may not be able to receive the price they want.
      Because the exchange offer will be the first issuance of the new securities, there has been no previous trading market for the new securities you will receive in the exchange offer. The new securities (other than common stock) will not be listed for trading on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association, and we do not intend to apply for any such listing or quotation. We do not know the extent to which investor interest will lead to the development of a trading market for the new securities or how liquid any such market might be. Moreover, the liquidity of any market for the securities will also depend upon the number of holders of the new securities, our financial performance, the market for similar securities and the interest of securities dealers in making a market in the securities. We cannot assure noteholders that an active trading market will develop or, if it does, at what prices the new securities may trade. Therefore, noteholders may not be able to sell the securities when they want and, if they do sell, they may not be able to receive the price they want.

The new series B convertible preferred stock will be issued only in certificated form, and each issuance of new series B convertible preferred stock may have different tax characteristics of ownership.
      New series B convertible preferred stock will be issued only in certificated form. In addition, each issuance of new series B convertible preferred stock upon a holder’s conversion of all or part of its new senior convertible notes into such stock may have a different issue price for U.S. federal income tax purposes, and thus different tax characteristics of ownership, than an issuance of such stock upon conversion of other notes. Accordingly, even if a trading market develops each such issuance may have a separate CUSIP number and thus trade separately from other new series B convertible preferred stock. See “Material United States Federal Income Tax Consequences — Consequences of Ownership and Disposition of New Preferred Stock or Common Stock.”

If the restructuring transactions are consummated, noteholders that do not exchange their existing notes in the exchange offer will be subject to certain risks.
      Noteholders that do not exchange their existing notes will not be entitled to receive any amount of the new securities delivered to tendering noteholders.
      Consummation of the exchange offer could adversely affect the trading market, if any, for the untendered existing notes. This could adversely affect the liquidity, market price, and price volatility of any untendered existing notes. If a market for untendered existing notes exists, such notes will likely trade at a discount to the price at which the existing notes would trade if the amount outstanding had not been reduced, depending on prevailing interest rates, the market for similar securities, and other factors. We may leave any untendered existing notes outstanding. We also reserve the right, but are under no obligation, to purchase such untendered existing notes (whether pursuant to open market purchases, negotiated transactions, or otherwise, and whether for consideration similar to or different from that offered in the exchange offer), defease such existing notes pursuant to the terms of the indenture governing the existing notes (the “existing indenture”) or as otherwise agreed with the holders of such existing notes, or to redeem such existing notes in accordance with their terms, subject, however, to any restrictions under our then existing indebtedness. In the event of a bankruptcy, the existing notes would be junior in right of payment to the new senior notes and new senior convertible notes.
      If an insufficient number of existing notes is tendered and/or the company determines that it is, or will be, unable to, or that it is more advantageous or expeditious not to, complete the restructuring transactions, the company will consider all financial alternatives available to it at such time, which is likely to result in a reorganization under chapter 11 of the U.S. Bankruptcy Code. Any reorganization that may result could be on terms less favorable to the noteholders than the terms of the exchange offer. If a protracted and non-orderly reorganization were to occur, there is a risk that the ability of the noteholders to recover their investments would be substantially delayed and more impaired than under the proposed restructuring transactions.

If holders of the existing notes have claims against us resulting from their acquisition or ownership of existing notes, they will give up those claims if they exchange their existing notes.
      By tendering the existing notes in the exchange offer upon closing of the exchange offer, holders of the existing notes will be deemed to have released and waived any and all claims they, their successors and their assigns have or may have had against

•	us, our subsidiaries, our affiliates and their stockholders, and

•	our directors, officers, employees, attorneys, accountants, advisors, agents and representatives, in each case whether current or former, as well as the directors, officers, employees, attorneys, accountants, advisors, agents and representatives of our subsidiaries, our affiliates and our stockholders arising from, related to, or in connection with, their acquisition or ownership of the existing notes, including claims for accrued interest, whether those claims arise under federal or state securities laws or otherwise. Because it is not possible to estimate the likelihood of their success in pursuing these legal claims or the magnitude of any recovery to which they ultimately might be entitled, it is possible that the consideration noteholders receive in the exchange offer will have a value less than the value of the legal claims noteholders are relinquishing. Moreover, holders who do not tender their existing notes for exchange and former holders who have already sold their existing notes will continue to have the right to prosecute their claims against us.

Holders of existing notes who participate in the exchange offer will lose their rights under the existing indenture.
      Noteholders who tender their existing notes will receive new securities but will lose all rights associated with the existing notes. The existing indenture obligates us to pay noteholders a certain amount of annual interest, which tendering noteholders will forfeit in favor of the interest payable on the new senior notes and the new senior convertible notes and the dividends due on the new preferred stock. See “Comparison of Rights Between the Existing Notes and the New Notes.”

Holders of existing notes who do not participate in the exchange offer may be paid the principal amount of their notes before the liquidation preference of the new preferred stock received in the exchange offer, but after the payment of principal on the new senior notes and new senior convertible notes.
      The existing notes represent indebtedness rather than equity. If the restructuring transactions are completed, in the case of a subsequent bankruptcy or liquidation, tendering noteholders would be entitled to payment on the new senior notes and new senior convertible notes, to the extent they remain unconverted, prior to recovery on the existing notes and common stock. However, in such a situation, the existing notes would be repaid prior to any payment to the holders of new preferred stock and common stock.

Consideration paid to noteholders in the exchange offer could be subject to avoidance as a preferential transfer.
      There is also a possibility that if we were to become a debtor in a case under the U.S. Bankruptcy Code within 90 days after the consummation of the exchange offer (or, with respect to any insiders, as defined in the U.S. Bankruptcy Code, within one year after consummation of the exchange offer) and certain other conditions were met, the consideration paid to noteholders in the exchange offer, absent any of the U.S. Bankruptcy Code’s defenses to avoidance, could be subject to avoidance, in whole or in part, as a preferential transfer and, to the extent avoided, the value of such consideration could be recovered from such noteholders and possibly from subsequent transferees.

The new senior convertible notes and the shares of new series B convertible preferred stock issued upon conversion of the new senior convertible notes may not all become convertible into shares of common stock of the company.
      The new convertible notes indenture and the certificate of designation of the new series B convertible preferred stock will each provide that each share will be convertible into a number of shares of common stock equal to the then-effective liquidation preference divided by the conversion price of $0.65 at any time at the option of the holder. The company currently has only 130,626,845 shares of common stock available for issuance, which is insufficient to allow for the full conversion of the new senior convertible notes, the new series B convertible preferred stock, the new series A convertible preferred stock and the distribution of common stock under the new management incentive plan. Increasing the authorized stock will require amending the articles of incorporation, which requires shareholder approval. The company intends to increase its authorized capital stock by at least 140 million shares (subject to applicable anti-dilution adjustments) to authorize the additional shares necessary to allow for full conversion of the new senior convertible notes, the series B convertible preferred stock and the distribution of common stock under the new management incentive plan. The new senior convertible notes are only convertible into the new series B convertible preferred stock after August 15, 2006 and prior to the new conversion rights date, and the new series B convertible preferred stock is not convertible into common stock until the new conversion rights date.
      Holders of preferred stock will not be entitled to vote with common stockholders on the amendment to the articles of incorporation authorizing the increase in common stock.

Waiver of the 99% tender condition could result in significant use of cash to make principal payments on the existing notes.
      The exchange offer is conditioned on the tender and exchange of at least 99% of the principal amount of the existing notes. The existing notes mature in November 2006. Each 1% of the principal amount of the existing notes that are not tendered and exchanged in the exchange offer would result in a payment of $1,250,000 on that date, assuming the company is in a position to make such payment on that date. If the company, with the concurrence of the noteholders committee, waives the foregoing condition, the amount paid at maturity on the existing notes would increase, resulting in a use of cash to reduce debt rather than fund operations.

The new senior convertible notes will, and the new senior notes may, be issued with original issue discount, which will constitute taxable income to you over the term of the new notes.
      Both the new senior convertible notes and the new senior notes may be issued at a discount from their principal amount. In addition, in respect of the new senior convertible notes, we have the right to pay all stated interest in cash or additional notes. Consequently, the new senior convertible notes will, and the new senior notes may, be issued with original issue discount (or OID) for U.S. federal income tax purposes. You will be required to include any such OID (including the stated interest on the new senior convertible notes) in your income as it accrues for U.S. federal income tax purposes, even if no cash payment is received by you. Any payment of stated interest on the new senior convertible notes will not be separately taxable to you. In contrast, the stated interest on the new senior notes will be includible as interest income by you in accordance with your regular method of accounting for U.S. federal income tax purposes. See “Material United States Federal Income Tax Consequences — Consequences of Ownership and Disposition of the New Notes.”

The new preferred stock may be issued at a discount, resulting in deemed distributions that may be includible in your income over the life of the stock.
      Under section 305 of the tax code, a holder of new series A convertible preferred stock or new series B convertible preferred stock may be treated as receiving constructive distributions over the term of the new preferred stock based on the excess, if any, of the stock’s redemption price over the stock’s issue price (generally, its then fair market value) — sometimes referred to as “preferred OID.” If holders are treated as receiving constructive distributions, such excess generally would be amortized and give rise to constructive distribution to you on a constant yield basis over the term of the stock. Any constructive distribution to you would be taxable as a dividend to the extent we have available current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Accordingly, a holder may be required to include dividend income in advance of the receipt of a corresponding amount of cash.
      Moreover, you may be required to include a different amount of constructive distributions in respect of each subsequent issuance of new preferred stock — for example, upon multiple conversions of new senior convertible notes at different times — since each such issuance may have a different issue price and thus different tax characteristics of ownership. For a more detailed discussion, see “Material United States Federal Income Tax Consequences — Consequences of Ownership and Disposition of New Preferred Stock or Common Stock.”

Adjustment to the conversion price of the new senior convertible notes or the new preferred stock may result in a taxable deemed distribution to you.
      The conversion price of the new senior convertible notes, new series A convertible preferred stock and new series B convertible preferred stock (if any) is subject to adjustment under certain circumstances, such as in the event of certain cash or property distributions with respect to shares of our common stock. The presence or absence of an adjustment to the conversion prices at which such notes or stock are convertible may result in constructive distributions to the holders of such securities, or in certain cases to existing common stockholders, which would be taxable similar to an ordinary distribution on stock.
Risks Relating to Our Business, Strategy and Operations
      Our business, strategy, and operations are subject to numerous risks and uncertainties, including, without limitation, the following:

In four of the five annual periods ending December 31, 2004, we have incurred significant losses and we have not generated enough cash from operations to finance our business.
      We have not been profitable in four of the five years in the five-year period ending December 31, 2004. If the restructuring transactions are not completed, we anticipate that our current assets are likely to be insufficient to cover our estimated funding needs through the first six months of 2006. If the restructuring transactions are not completed, we anticipate that we would need to raise substantial additional funds from investors or lenders in order to continue to operate our business. It is not expected that we would be able to obtain such financing, that any such financing would be on acceptable terms, or that we would be permitted to obtain such financing under the terms of our existing financing arrangements. In the absence of such financing, we would likely be unable to continue to fund our operations, respond to changing business and economic conditions, meet our outstanding debt obligations and related interest payments, react to adverse operating results, or fund required capital expenditures and would, therefore, likely be forced to file for bankruptcy protection.

Our projections and operating plans are based on assumptions concerning the realization of a certain level of revenues, which is difficult to predict.
      Because the largest component of our revenues is fees earned only when our clients obtain recoveries of overpayments that we identify in our audits, our projections and operating plan are subject to great uncertainty. As our clients improve their systems and processes, fewer transactional errors occur. In addition, many of our clients have internal staffs that audit the same transactions before we do. As the skills, experience and resources of the clients’ internal audit staffs improve, they will identify more overpayments themselves and reduce our audit recovery opportunities.
      In addition, our projected revenue assumes a certain level of anticipated success from three new service offerings: Medicare provider reimbursement audits, pharmacy reimbursement audits and motor carrier freight bill audits. We cannot assure you that we will achieve the revenues we have projected.

We depend on our largest clients for significant revenues, so losing a major client could adversely affect our revenues.
      We generate a significant portion of our revenues from our largest clients. For the years ended December 31, 2004, 2003, and 2002, our two largest clients accounted for approximately 13.8%, 12.7% and 15.0% of our revenues from continuing operations, respectively. If we lose any of our major clients, our results of operations could be materially and adversely affected by the loss of revenue unless we acquire new business to replace such clients.

Client and vendor bankruptcies and financial difficulties could reduce our earnings.
      Our clients generally operate in intensely competitive environments and, accordingly, bankruptcy filings by our clients are not uncommon. Additionally, adverse economic conditions throughout the world have increased, and continue to increase, the financial difficulties our clients experience. Bankruptcy filings by our large clients or the significant vendors who supply them, or unexpectedly large vendor claim chargebacks lodged against one or more of our larger clients, could have a materially adverse effect on our financial condition and results of operations. Similarly, our inability to collect our accounts receivable due to the financial difficulties of one or more of our large clients could adversely affect our financial condition and results of operations.
      If a client files for bankruptcy, we could be subject to an action to recover certain payments received in the 90 days prior to the bankruptcy filing as “preference payments.” If we are unsuccessful in defending against such claims, we would be required to make unbudgeted cash payments which could strain our financial liquidity and our earnings would be reduced.
      Currently, we are subject to an action seeking recovery of such a preference payment. On April 1, 2003, one of our larger clients filed for chapter 11 bankruptcy reorganization. During the quarter ended March 31, 2003, we received $5.5 million in payments on account from this client. On March 24, 2005, the post confirmation trust filed suit against us seeking to recover these funds. Subsequently, the post confirmation trust amended its pleadings to assert that approximately $2.0 million in fees paid to us for claims deducted from the client’s vendors constituted fraudulent transfers because such claims were subsequently paid back to such vendors by the client.

Our strategic business initiatives may not be successful.
      Our objective is to build on our position as the leading worldwide provider of recovery audit services. Our strategic plan to achieve these objectives focuses on a series of initiatives designed to maintain our dedicated focus on clients and rekindle our growth. Recently, we have implemented a number of strategic business initiatives that are designed to reduce costs and stabilize revenues.
      Although we have begun to implement these initiatives, we are still in the early stages of the process. Each of the initiatives requires sustained management focus, organization and coordination over time, as well as success in building relationships with third parties. The results of the strategy and implementation will not be known until some time in the future. If we are unable to implement the strategy successfully, our results of operations and cash flows could be adversely affected. Successful implementation of the strategy may require material increases in costs and expenses.
      As part of a pilot program to use recovery auditing to recover overpayments on behalf of taxpayers, the Centers for Medicare & Medicaid Services (CMS), the federal agency that administers the Medicare program, awarded us a three-year contract, effective March 28, 2005, to provide recovery audit services in connection with the State of California’s Medicare spending. We believe this contract is a significant opportunity for us, but we will have to expend substantial resources to prepare for and perform the CMS audit services and there is no guarantee that actual revenues will justify the required expenditures. Moreover, until the CMS pilot program is well underway, there will be no way to accurately predict the level of recoveries that will be achieved, and there is no guarantee that the level of recoveries will be significant. Even if CMS deems the pilot program sufficiently successful to justify further ventures, there is no guarantee that it, or any other medical claims client, will award future contracts to us.

We may be unable to protect and maintain the competitive advantage of our proprietary technology and intellectual property rights.
      Our operations could be materially and adversely affected if we are not able to protect our proprietary software, audit techniques and methodologies, and other proprietary intellectual property rights. We rely on a combination of trade secret laws, nondisclosure and other contractual arrangements and technical measures to protect our proprietary rights. Although we presently hold U.S. and foreign registered trademarks and U.S. registered copyrights on certain of our proprietary technology, we may be unable to obtain similar protection on our other intellectual property. In addition, our foreign registered trademarks may not receive the same enforcement protection as our U.S. registered trademarks.
      Additionally, we generally enter into confidentiality agreements with our employees, consultants, clients and potential clients. We also limit access to, and distribution of, our proprietary information. Nevertheless, we may be unable to deter misappropriation or unauthorized dissemination of our proprietary information, detect unauthorized use and take appropriate steps to enforce our intellectual property rights. Even though we take great care to protect our own intellectual property, there is no guarantee that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Moreover, although we believe that our services and products do not infringe on the intellectual property rights of others, we are also subject to the risk that someone else will assert a claim against us in the future for violating their intellectual property rights.

Our failure to retain the services of key members of management and highly skilled personnel could adversely impact our continued success.
      Our continued success depends largely on the efforts and skills of our executive officers and key employees. As such, we have entered into employment agreements with key members of management. While these employment agreements limit the ability of key employees to directly compete with us in the future, nothing prevents them from leaving our company.
      In addition, our current financial and operational condition, including, but not limited to our liquidity concerns, makes it especially challenging to attract and retain highly qualified skilled auditors in an industry where competition for skilled personnel is intense. Accordingly, our future performance also depends, in part, on the ability of management team to work together effectively, manage our workforce, and retain highly qualified personnel.

We rely on international operations for significant revenues.
      Approximately 42.0% of our revenues from continuing operations was generated from international operations in 2004, and approximately 47.9% of our revenues from continuing operations was generated from international operations for the first nine months of 2005. International operations are subject to numerous risks, including (i) political and economic instability in the international markets we serve, (ii) difficulties in staffing and managing foreign operations and in collecting accounts receivable, (iii) fluctuations in currency exchange rates, particularly weaknesses in the British pound, the Euro, the Canadian dollar, the Mexican peso, and the Brazilian real and other currencies of countries in which we transact business, which could result in currency translations that materially reduce our revenues and earnings, (iv) costs associated with adapting our services to our foreign clients’ needs, (v) unexpected changes in regulatory requirements and laws, (vi) expenses and legal restrictions associated with transferring earnings from our foreign subsidiaries to us, (vii) burdens of complying with a wide variety of foreign laws and labor practices, (viii) business interruptions due to widespread disease, potential terrorist activities, or other catastrophes, (ix) reduced or limited protection of our intellectual property rights, and (x) longer accounts receivable cycles. Because we expect a significant proportion of our revenues to continue to come from international operations, the occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations.

The market for providing disbursement audit services to non-retailer clients in the U.S. is declining.
      We currently serve the substantial majority of our U.S. non-retailer accounts payable services clients using a disbursement audit service model that typically entails acquisition from the client of limited purchase data and an audit focus on a select few recovery categories. We believe that the market for providing disbursement audit services to non-retailer entities in the United States is declining. In our projections we have assumed that this segment of our business will continue to decline. The rate of decline in this segment may be greater than we have projected.

Our U.S. non-retailer accounts payable services business is subject to price pressure.
      The substantial majority of our domestic non-retailer accounts payable services clients are currently served using a disbursement audit service model which typically entails obtaining limited purchase data from the client and an audit focus on a select few recovery categories. The disbursement audit business is highly competitive and barriers to entry are relatively low. We believe that the low barriers to entry result from limited technology infrastructure requirements, the minimal need for audit data that is difficult to extract from the client’s systems, and an audit focus on a select few recovery categories. As a result of the low barriers to entry, our domestic non-retailer accounts payable services business is subject to intense price pressure from our competition. Such price pressure could cause our profit margins to decline and have a materially adverse effect on our business, financial condition, and results of operations.

Proposed legislation by the European Union, if enacted as currently drafted, will have a materially adverse impact on Meridian’s operations.
      The European Union has currently proposed legislation that would remove the need for suppliers to charge value-added taxes on the supply of services to clients within the European Union (EU). It is difficult to estimate whether and/or when the proposed legislation would be enacted and implemented. Management believes that the proposed legislation, if enacted as currently drafted, when implemented would have a materially adverse impact on the results of operations of our Meridian VAT Reclaim (“Meridian”) operating segment from its value-added tax business and would also negatively affect our consolidated results of operations.

Meridian may be required to repay grants received from the Industrial Development Authority.
      During the period of May 1993 through September 1999, Meridian received grants from the Industrial Development Authority of Ireland (IDA) in the sum of 1.4 million Euro ($1.9 million at December 31, 2004 exchange rates). The grants were paid primarily to stimulate the creation of 145 permanent jobs in Ireland. As a condition of the grants, if the number of permanently employed Meridian staff in Ireland falls below 145, then the grants are repayable in full. This contingency expires on September 23, 2007. Meridian currently employs 210 permanent employees in Dublin, Ireland. As discussed above, proposed EU legislation could eventually have a materially adverse impact on Meridian’s results of operations from its value-added tax business. If Meridian’s results of operations were to decline as a result of the enactment of that legislation, it is possible that the number of permanent employees that Meridian employs in Ireland could fall below 145 prior to September 2007. Should such an event occur, Meridian will have to repay the full amount of the grants it previously received from IDA. Because of the lengthy approval process required for the legislative proposal to become law and the requirements for numerous systems changes before implementation, management currently estimates that any impact on employment levels related to a possible change in the EU legislation will not be realized until after September 2007, if ever.
      Moreover, we intend to expand the service offerings of Meridian to offer outsourced accounts payable and employee expense reimbursement processing and redirect most of the Meridian employees who may be affected by the proposed legislation to provide services to its core accounts payable services business. We believe that this redirection will significantly enhance Meridian’s accounts payable services business internationally as well as provide the peripheral benefit of mitigating the risk of a future IDA grant repayment. As any potential liability related to these grants is not currently determinable, we have not included any expenses related to this matter in our financial statements. Management is monitoring this situation and if it appears probable that Meridian’s permanent staff in Ireland will fall below 145 and that grants will need to be repaid to IDA, Meridian will recognize an expense at that time. Such expense could be material to Meridian’s results of operations.

Our revenues from certain clients and VAT authorities may change markedly from year to year.
      We examine merchandise procurements and other payments made by business entities such as manufacturers, distributors and healthcare providers. To date, services to these types of clients have tended to be more rotational in nature with different divisions of a given client often audited in pre-arranged annual sequences. Accordingly, revenues derived from a given client may change markedly from year to year depending on factors such as the size and nature of the client division under audit.
      Meridian’s revenue recognition policy causes its revenues to vary markedly from period to period as well. Meridian defers recognition of revenues to the accounting period in which cash is both received from the foreign governmental agencies reimbursing VAT claims and transferred to Meridian’s clients. The timing of reimbursement of VAT claims by the various European tax authorities with which Meridian files claims can differ significantly by country.

Future impairment of goodwill, other intangible assets and long-lived assets could materially reduce our future earnings.
      Adverse future changes in the business environment or in our ability to perform audits successfully and compete effectively in our market could result in additional impairment of goodwill, other intangible assets or long-lived assets, which could materially adversely impact future earnings. In addition, annual impairment testing under SFAS No. 142 could materially impair our goodwill. Specifically, we must perform annual assessments to determine whether some portion, if not all, of our goodwill, intangible assets and other long-term assets are impaired. We anticipate that this year’s assessment will likely result in a goodwill impairment charge of up to $100 million during the fourth quarter of 2005.

We may not be able to continue to compete successfully with other businesses offering recovery audit services, including client internal audit departments.
      The recovery audit industry is highly competitive. Our principal competitors for accounts payable recovery audit services include numerous smaller firms. Because these firms tend to be privately owned, we do not have access to their financial statements, so we cannot be certain as to whether we can continue to compete successfully with our competitors. The company’s revenues have historically declined due in part to our clients’ continuing development of their own internal audit capabilities. In addition, the trend toward stronger internal audit departments erodes demand for the company’s services and may continue to negatively impact company performance.

Our articles of incorporation, bylaws, shareholder rights plan and Georgia law may inhibit a change of control that you may favor.
      Our articles of incorporation and bylaws and Georgia law contain provisions that may delay, deter or inhibit a future acquisition not approved by our board of directors. This could occur even if our shareholders receive attractive offers for their shares or if a substantial number, or even a majority of our shareholders believe the takeover is in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with the transaction. Provisions that could delay, deter or inhibit a future acquisition include the following: (i) a classified board of directors, (ii) the requirement that our shareholders may only remove directors for cause, (iii) specified requirements for calling special meetings of shareholders, and (iv) the ability of the board of directors to consider the interests of various constituencies, including our employees, clients and creditors and the local community, in making decisions.
      Our articles of incorporation also permit the board of directors to issue shares of preferred stock with such designations, powers, preferences and rights as it determines, without any further vote or action by our shareholders. In addition, we have in place a “poison pill” shareholders’ rights plan that will trigger a dilutive issuance of common stock upon substantial purchases of our common stock by a third party that are not approved by the board of directors. These provisions also could discourage bids for our shares of common stock at a premium and have a materially adverse effect on the market price of our shares.
      Our board of directors will approve necessary amendments to the shareholders’ rights plan to effect the exchange offer.

Our operations are subject to risk from changes in economic cycles.
      Our operating performance is subject to general economic conditions, which are subject to change. When the economy is up, our clients’ purchasing levels tend to be higher, increasing the demand for our services. Although the economy has shown signs of recovery from its recent slump, if such economic recovery does not persist, our clients may not return to previous purchasing levels, and as a result, we may be unable to recognize anticipated revenues.

There may be other risks that we cannot predict.
      There may be additional events in the future that we cannot accurately predict or over which we have no control. The risks and uncertainties listed in this section provide examples of risks, uncertainties and events that may cause our actual results to differ materially from our projections. You should be aware that the occurrence of any of the events denoted above as risks and uncertainties could have a materially adverse effect on our business, financial condition and results of operations.
Risks Related to Our Indebtedness

Our substantial leverage could impact our financial health.
      We are highly leveraged. As of September 30, 2005, our total outstanding debt was approximately $136.2 million. As of that date, such total indebtedness represented approximately 65.0% of our total capitalization. The existing notes under our existing indenture are due November 2006 and the outstanding indebtedness under our existing senior secured credit facility is due May 26, 2006, subject to possible earlier acceleration on March 31, 2006. In addition, the bridge loan matures on August 15, 2006, and the aggregate principal amount outstanding under the bridge loan (currently $10 million) will be payable at that time subject to earlier acceleration upon acceleration of the existing senior secured credit facility. The instruments governing the existing notes and facilities, as well as those governing the new securities and anticipated replacement facilities, allow the issuance of additional indebtedness under certain circumstances.
      After giving effect to the restructuring transactions, we will continue to be highly leveraged. On a pro forma basis, as of September 30, 2005, we would have had approximately $152.0 million of outstanding debt and redeemable preferred stock and a maximum of $20.0 million of additional available borrowings under the new senior secured credit facility.

      Our substantial indebtedness could adversely affect our financial health by, among other things:

•	increasing our vulnerability to adverse economic conditions or increases in prevailing interest rates, particularly with respect to any of our borrowings at variable interest rates;

•	limiting our ability to obtain any additional financing we may need to operate, develop and expand our business;

•	requiring us to dedicate a substantial portion of any cash flow from operations to service our debt, which reduces the funds available for operations and future business opportunities; and

•	potentially making us more highly leveraged than our competitors, which could potentially decrease our ability to compete in our industry.
      Our ability to make payments on our debt will depend upon our future operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flow from our operating activities is insufficient, we may take actions such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Some or all of these actions may not be sufficient to allow us to service our debt obligations and we could be required to file for bankruptcy. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. In addition, our credit agreements and indentures may limit our ability to take several of these actions. Our failure to generate sufficient funds to pay our debts or to undertake any of these actions successfully could, among other things, materially adversely affect the market price of our common stock.

We will remain highly leveraged following completion of the restructuring transactions.
      Even if we complete the restructuring transactions, including the exchange offer, we will continue to have substantial indebtedness, which may adversely affect our financial condition. After giving effect to the restructuring transactions, our outstanding debt would total $137.0 million (pro forma as of September 30, 2005). We will also have significant interest, dividend, principal and redemption payments under the new securities coming due in the next five years. Our ability to generate sufficient funds to make payments due on the new securities will depend on actual results conforming to financial projections that are based on assumptions which we believe are reasonable but contain significant uncertainties and are subject to general economic and competitive conditions which may be beyond our control.

If we default under the new senior secured credit facility, the lenders may declare the debt immediately due.
      We are currently in default under the financial covenants of our existing senior secured credit facility. We expect that the new senior secured credit facility will also require us and our subsidiaries to comply with specified financial ratios and other performance covenants. No assurance can be provided that we will not violate the covenants or default on our obligations under the new senior secured credit facility in the future. If we fail to comply with these covenants or default on our obligations under the new senior secured credit facility, the lenders may accelerate the maturity of the debt. We cannot be certain that in such a situation we would be able to secure adequate or timely replacement financing on acceptable terms or at all. If the lenders were to make such an accelerated repayment demand and we were unable to honor it, the lenders may proceed against the collateral securing their indebtedness and cross-acceleration language contained in the indentures underlying any untendered existing notes and our new notes could also be triggered, potentially accelerating the required repayment of those notes as well. In such an instance, there can also be no assurance that we will be able to secure additional financing that would be required to make such a rapid repayment and our assets may be insufficient to repay in full the secured indebtedness under the new senior secured credit facility or any other indebtedness.

As a holding company, we depend on cash flow from our subsidiaries and our subsidiaries are subject to restrictions on their ability to pay dividends.
      We are a holding company that derives all of its operating income from its subsidiaries. We are dependent on the earnings and cash flow of our subsidiaries to meet our obligations with respect to the new securities. If we and/or our subsidiaries become insolvent, we may not have sufficient assets to make payments on amounts due on any or all of the new securities or the existing notes, to the extent they have not been tendered in the exchange offer and remain outstanding. In addition, applicable corporate law of certain jurisdictions restricts their ability to pay dividends.
      Moreover, both our existing senior secured credit facility and the $10 million bridge term loan (collectively, the “existing senior debt”) are secured by liens on substantially all of our assets (other than certain cash amounts and certain other excluded assets), liens on substantially all of our U.S. subsidiaries and pledges of the capital stock of all U.S. subsidiaries and not more than two-thirds of the total outstanding capital stock of certain direct non-U.S. subsidiaries and receivable pledges related to ceratin foreign subsidiaries. We, and our U.S. subsidiaries, have guaranteed the obligations under the existing senior debt.
      After completion of the restructuring transactions, and assuming the new senior secured credit facility is secured by liens substantially to the same extent as our existing senior secured credit facility, if any of our subsidiaries that are guarantors default on their guarantees of the new senior debt, the senior lender could foreclose on the collateral (including our pledged assets) and could, under certain circumstances, seek repayment from us under our guarantees. These pledged assets would first be used to repay in full all amounts outstanding under the new senior secured credit facility and would not be available to satisfy obligations under the new securities.
      Similarly, if our subsidiaries become bankrupt, liquidate, dissolve, reorganize or undergo a similar proceeding, such subsidiaries’ assets will be available to pay obligations under the new securities only after all outstanding debt and other obligations of such subsidiary has been paid in full. In addition, an event of default under the new senior secured credit facility may prohibit us from paying our obligations under the new securities.
Risks Relating to our Common Stock

Our stock price has been and may continue to be volatile.
      Our common stock is currently traded on The Nasdaq Stock Market. The trading price of our common stock has been and may continue to be subject to large fluctuations. Our stock price may increase or decrease in response to a number of events and factors, including: (i) future announcements concerning us, key clients or competitors, (ii) quarterly variations in operating results and liquidity, (iii) changes in financial estimates and recommendations by securities analysts, (iv) developments with respect to technology or litigation, (v) the operating and stock price performance of other companies that investors may deem comparable to our company, (vi) acquisitions and financings, and (vii) sales of blocks of stock by insiders.
      Stock price volatility is also attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the price of our common stock, regardless of our operating performance.

We may fail to maintain our listing on the Nasdaq stock market and the value of our stock may be adversely affected if we fail to maintain such listing.
      The closing bid price of our common stock, which is traded on The Nasdaq National Market, has been below $1.00 for more than 30 consecutive trading days. On December 12, 2005, we received notice from Nasdaq initiating a process to delist our stock. Such process provides for a 180-day period to cure the $1.00 minimum bid default. Our common stock would have to maintain a closing bid of at least $1.00 for

10 consecutive trading days during the 180-day period to cure such default. We cannot guarantee that we will be able to cure such default.
      In the event that the company’s stock is delisted from The Nasdaq National Market, shares of our common stock would likely trade in the over-the-counter market on the OTC Bulletin Board or the so-called “pink sheets.” Selling our common stock would be more difficult because smaller quantities of shares would likely be bought and sold and transactions could be delayed. In addition, security analysts’ and news media coverage of us may be further reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of our common stock.

If our common stock is deemed a “penny stock,” its liquidity will be adversely affected.
      The market price for our common stock is currently below $1.00 per share. If the market price for our common stock remains under $1.00 per share, our common stock may be deemed to be penny stock. If our common stock is considered penny stock, it would be subject to rules that impose additional sales practices on broker-dealers who sell our securities. For example, broker-dealers must make special suitability determinations for purchasers of penny stock and obtain the purchasers’ written consent to the transaction prior to the sale. Also, broker-dealers must deliver disclosure schedules disclosing sales commissions and current quotations for the securities to each purchaser of a penny stock. Broker-dealers must also send monthly statements disclosing recent price information for the penny stock held in the purchaser’s account as well as information regarding the limited market in penny stocks. These rules may cause some broker-dealers to choose not to deal in penny stocks, which could have an adverse effect on the price and liquidity of shares of our common stock.

Issuance of shares of common stock upon conversion of the new preferred stock and new senior convertible notes and pursuant to the new management incentive plan will dilute the common stock.
      If the restructuring transactions are consummated, the new preferred stock issued as part of the restructuring transactions, upon conversion, will represent approximately 25.5% of the company’s outstanding common stock on a fully-diluted basis and will result in dilution of the equity interests of the holders of common stock. In addition, in order to retain key executive employees, the company is adopting a new management incentive plan as part of the restructuring transactions, pursuant to which certain senior management employees will receive phantom shares of stock that, subject to shareholder approval, will be payable in common stock. The total amount of common stock of the company to be reserved for issuance to settle phantom shares issuable pursuant to the management incentive plan is 10% on a fully-diluted basis as measured on the dates of distribution. In addition, there can be no assurance that we will not need to issue additional equity securities in the future in order to execute our business plan if we do not achieve our projected results or for other reasons, which could lead to further dilution to holders of the common stock. This dilution of common stock could depress the price of our common stock.

CAPITALIZATION
The table below sets forth the following information:

•	our capitalization, without giving effect to the restructuring transactions, as of September 30, 2005; and

•	our estimated capitalization as of September 30, 2005, on a pro forma basis to give effect to the restructuring transactions, including the exchange offer, assuming that 100% of the aggregate principal amount of the existing notes are validly exchanged through the exchange offer, and that all of the restructuring transactions were consummated as of September 30, 2005.

	As of September 30,
	2005

	Actual	Pro Forma

	(Dollars in millions)
Cash and cash equivalents	$10.0	$15.6
Debt (including current maturities):
Existing Senior Secured Credit Facility	12.4	0.0
Existing Notes	123.8	0.0
New Senior Secured Credit Facility(1)	0.0	25.0
New Senior Notes	0.0	52.0
New Senior Convertible Notes	0.0	60.0

Total Debt(2)	136.2	137.0

New Series A Convertible Preferred Stock	0.0	15.0

Shareholders’ Equity:
Common Stock, no par value (200 million shares authorized, 62,192,307 shares issued and outstanding	0.1	0.1
Additional Paid-in Capital	495.3	495.3
Retained Earnings (Deficit)	(422.1)	(423.3)

Total Shareholders’ Equity	73.2	72.1

Total Capitalization	$209.5	$224.1

(1)We expect to borrow $25.0 million of new term loan borrowings under the new senior secured credit facility at closing. As of September 30, 2005, as if the restructuring transactions had occurred on that date, we would have also had $20.0 million of availability under the new revolver. We expect, however, that upon the closing of the restructuring transactions, we will have approximately $15.4 million of revolving loan borrowings available, based on our expected borrowing base in March 2006.
(2)On December 23, 2005, we borrowed $10.0 million under a new subordinated term loan from affiliates of the holders of our existing notes. Accordingly, such amount is not reflected on these tables as of September 30, 2005. We expect to repay the entire amount of the bridge loan with proceeds from the term loan under the new senior secured credit facility at closing of the restructuring transactions.
      These tables have been included to provide additional information regarding the anticipated impact of the restructuring transactions on our capitalization. The information presented above should be read in conjunction with “Summary Historical Combined and Pro Forma Financial Data”, “Unaudited Pro Forma and Projected Financial Data” and our historical financial statements included elsewhere or incorporated in this offering circular. The adjustments reflect the effect of the restructuring transactions as if they had occurred on September 30, 2005.

UNAUDITED PRO FORMA AND PROJECTED FINANCIAL DATA
Unaudited Pro Forma Combined Financial Statements
      The following unaudited pro forma combined financial statements are based on, and should be read in conjunction with, our and our subsidiaries audited statement of operations for the fiscal year ended December 31, 2004 and our and our subsidiaries unaudited financial statements as of and for the nine-month period ended September 30, 2005 and related notes thereto and “management’s discussion and analysis of financial condition and results of operations” for each such period, all of which are incorporated by reference into this offering circular. See “Where You Can Find More Information” and “Incorporation of Documents by Reference.”
      The unaudited pro forma combined financial statements give effect to the following restructuring transactions, as if each such transaction occurred on the date or at the beginning of the periods indicated:

•	the tender and cancellation of $125.0 million of the existing notes;

•	the issuance of new senior notes, new senior convertible notes and new series A convertible preferred stock;

•	the repayment in full of the existing senior secured credit facility;

•	the borrowings under the new senior secured credit facility; and

•	the payment of fees and expenses related to the restructuring transactions.
      The unaudited pro forma combined financial statements are for informational purposes only, are not indications of future performance, and should not be considered indicative of actual results that would have been achieved had the restructuring transactions actually been consummated on the dates or at the beginning of the periods presented.
      In connection with the restructuring transactions, the company is adopting a new management incentive plan for certain key executive officers. The management incentive plan will initially provide for payments in cash, subject to conversion into a stock-based plan upon the approval of the company’s common shareholders at the next annual or special meeting called for that purpose. The unaudited pro forma financial statements and three-year projected financial data do not reflect any adjustments, or take into account any award grants, vesting or distributions in cash or common stock under the plan. See “The Restructuring Transactions — New Management Incentive Plan.”

PRG-SCHULTZ INTERNATIONAL, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of September 30, 2005

	Historical	Adjustments		Pro Forma

	(Dollars in thousands)
ASSETS:
Current assets:
Cash and cash equivalents	$9,988	$5,600	(1)	$15,588
Restricted cash	3,369	—		3,369
Receivables:
Contract receivables, less allowance of $2,143	38,843	—		38,843
Employee advances and miscellaneous receivables, less allowance of $2,188	3,130	—		3,130

Total receivables	41,973	—		41,973
Funds held for client obligations	21,193	—		21,193
Prepaid expenses and other current assets	5,361	—		5,361
Deferred income taxes	1,951	—		1,951

Total current assets	83,835	5,600		89,435
Property and Equipment:
Computers and other equipment	65,810	—		65,810
Furniture and fixtures	7,690	—		7,690
Leasehold improvements	9,099	—		9,099

Property and equipment, gross	82,599	—		82,599
Less accumulated depreciation and amortization	61,880	—		61,880

Property and equipment, net	20,719	—		20,719
Goodwill	170,642	—		170,642
Intangible assets, less accumulated amortization of $5,107	29,193	—		29,193
Other assets	3,420	7,000	(2)	10,420

Total assets	$307,809	$12,600		$320,409

PRG-SCHULTZ INTERNATIONAL, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET — (Continued)
As of September 30, 2005

	Historical	Adjustments		Pro Forma

	(Dollars in thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Current installments of long-term debt	$12,400	$(12,400	) (3)	$—
Obligations for client payables	21,193	—		21,193
Accounts payable and accrued expenses	21,934	(2,045	)(4)	19,889
Accrued payroll and related expenses	41,482	—		41,482
Deferred revenue	3,423	—		3,423
Convertible notes, net of unamortized discount of $1,157	123,843	(123,843	) (5)	—

Total current liabilities	224,275	(138,288)		85,987
New Term Loan	—	25,000	(6)	25,000
Senior Notes	—	52,045	(7)	52,045
Convertible Notes	—	60,000	(7)	60,000
Deferred compensation	1,447	—		1,447
Deferred income taxes	4,201	—		4,201
Other long-term liabilities	4,678	—		4,678

Total liabilities	234,601	(1,243)		233,358
Mandatorily redeemable participating preferred stock 9% Senior Series A Convertible Participating Preferred Stock	—	15,000	(7)	15,000
Shareholders’ equity:
Preferred stock, no par value. No shares outstanding	—	—		—
Participating preferred stock, no par value. No shares outstanding	—	—		—
Common stock, no par value, $0.01 stated value per share. Authorized 200,000,000 shares. 67,996,832 shares issued	68	—		68
Additional paid-in capital	495,275	—		495,275
Accumulated deficit	(374,965)	(1,157	)(8)	(376,122)
Accumulated other comprehensive income	2,340	—		2,340
Treasury stock at cost; 5,764,525 shares in 2005	(48,710)	—		(48,710)
Unearned portion of restricted stock	(800)	—		(800)

Total shareholders’ equity	73,208	(1,157)		72,051

Total liabilities and shareholders’ equity	$307,809	$12,600		$320,409

PRG-SCHULTZ INTERNATIONAL, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET — (Continued)
As of September 30, 2005

(1)	Represents the net increase in cash resulting from (i) the funding of the new senior secured credit facility, (ii) the repayment of the existing senior secured credit facility and (iii) the payment of assumed transaction expenses (estimated at $7.0 million). For purposes of the pro forma analysis, new senior secured credit facility is assumed structured with a $20.0 million revolver and $25.0 million term loan.

(2)	Represents capitalization of transaction expenses (estimated at $7.0 million). Payment of the transaction expenses will be funded through borrowings under the new senior secured credit facility.

(3)	Represents payment of outstanding borrowings under the existing senior secured credit facility.

(4)	Reflects the elimination of accrued interest for the existing notes.

(5)	Reflects the elimination of the existing notes.

(6)	Represents funding of the term loan under the new senior secured credit facility.

(7)	Reflects the issuance of the new securities in the exchange offer. The new senior notes include a capitalization of accrued interest related to the existing notes as of September 30, 2005 (approximately $2.05 million).

(8)	Represents adjustment to the accumulated deficit related to the elimination of the unamortized discount on the existing notes.

PRG-SCHULTZ INTERNATIONAL, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2005

	Historical	Adjustments		Pro Forma

	(Dollars in thousands)
Revenues	$224,793	—		$224,793
Cost of Revenues	153,405	—		153,405
Selling general and administrative expenses	88,157	—		88,157
Restructuring expense	7,922	—		7,922

Operating income (loss)	(24,691)	—		(24,691)
Interest (expense)	(6,369)	(3,859	)(1)	(10,228)
Interest income	409	—		409

Earnings (loss) from continuing operations before income taxes, discontinued operations and dividend expense	(30,651)	(3,859)		(34,510)
Income taxes	1,814	—		1,814

Earnings (loss) from continuing operations	(32,465)	(3,859)		(36,324)
Earnings from discontinued operations
Gain on disposal/retention of discontinued operations including operating results for phase-out period	479	—		479

Earnings from discontinued operations	479	—		479

Net earnings (loss)	(31,986)	(3,859)		(35,845)

Dividends on Preferred Stock	—	1,028	(2)	1,028

Net earnings (loss) to common	$(31,986)	$(4,886)		$(36,872)

Basic earnings (loss) per share:
Earnings (loss) from continuing operations before discontinued operations and dividend expense	$(0.52)	$(0.06)		$(0.59)
Discontinued operations	—	—		—
Dividends on Preferred Stock	—	(0.02)		(0.02)

Net earnings (loss)	$(0.52)	$(0.08)		$(0.59)
Diluted earnings (loss) per share:
Earnings (loss) from continuing operations before dividend expense and discontinued operations	$(0.52)	$(0.06)		$(0.59)
Discontinued operations	—	—		—
Dividends on Preferred Stock	—	(0.02)		(0.02)

Net earnings (loss)	$(0.52)	$(0.08)		$(0.59)
Weighted-average shares outstanding
Basic	62,001	—		62,001
Diluted	62,001	—		62,001
Diluted Earnings (Loss) per Share
Numerator for diluted earnings (loss) per share:
Earnings (loss) from continuing operations before discontinued operations and dividend expense	$(32,465)	$(3,859)		$(36,324)

	Historical	Adjustments	Pro Forma

	(Dollars in thousands)
Dividends on Preferred Stock	—	(1,028)	(1,028)
Discontinued operations	479	—	479

Earnings (loss) for purposes of computing diluted earnings (loss) per share	$(31,986)	$(4,886)	$36,872
Denominator for diluted earnings (loss) per share:
Denominator for basic earnings per share — weighted average shares outstanding	62,001	—	62,001

Denominator for diluted earnings	62,001	—	62,001
Diluted earnings (loss) per share:
Earnings (loss) from continuing operations before discontinued operations and dividend expense	$(0.52)	$(0.06)	$(0.59)
Dividends on Preferred Stock	—	(0.02)	(0.02)
Discontinued operations	—	—	—

Net earnings (loss)	$(0.52)	$(0.08)	$(0.59)

(1)	Represents the net change in interest expense pro forma for the exchange offer. Pro forma interest expense includes $1.4 million related to the new senior secured credit facility, $4.2 million for the new senior notes and $4.6 million for the new senior convertible notes.

(2)	Represents the dividends accrued for the series A convertible preferred stock.

PRG-SCHULTZ INTERNATIONAL, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Fiscal Year Ended December 31, 2004

	Historical	Adjustments		Pro Forma

	(Dollars in thousands)
Revenues	$356,873	$—		$356,873
Cost of Revenues	224,527	—		224,527
Selling general and administrative expenses	125,113	—		125,113

Operating income (loss)	7,233	—		7,233
Interest (expense)	(9,142)	(5,046	)(1)	(14,188)
Interest income	593	—		593

Earnings (loss) from continuing operations before income taxes, discontinued operations and dividend expense	(1,316)	(5,046)		(6,362)
Income taxes	75,344	—		75,344

Earnings (loss) from continuing operations	(76,660)	(5,046)		(81,706)
Earnings from discontinued operations
Gain on disposal/retention of discontinued operations including operating results for phase-out period, net of income tax expense of $5,495 in 2004	5,177	—		5,177

Earnings from discontinued operations	5,177	—		5,177

Net earnings (loss)	(71,483)	(5,046)		(76,529)

Dividends on Preferred Stock	—	1,380	(2)	1,380

Net earnings (loss) to common	$(71,483)	$(6,427)		$(77,910)

Basic earnings (loss) per share:
Earnings (loss) from continuing operations before discontinued operations and dividend expense	$(1.24)	$(0.08)		$(1.32)
Discontinued operations	0.08	—		0.08
Dividends on Preferred Stock	—	(0.02)		(0.02)

Net earnings (loss)	$(1.16)	$(0.10)		$(1.26)

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations before discontinued operations and dividend expense	$(1.24)	$(0.08)		$(1.32)
Discontinued operations	0.08	—		0.08
Dividends on Preferred Stock	—	(0.02)		(0.02)

Net earnings (loss)	$(1.16)	$(0.10)		$(1.26)

Weighted-average shares outstanding
Basic	61,760	—		61,760
Diluted	61,760	—		61,760
Diluted Earnings (Loss) per Share
Numerator for diluted earnings (loss) per share:
Earnings (loss) from continuing operations before discontinued operations and dividend expense	$(76,660)	$(5,046)		$(81,706)

	Historical	Adjustments	Pro Forma

	(Dollars in thousands)
Dividends on Preferred Stock	—	(1,380)	(1,380)
Discontinued operations	5,177	—	5,177

Earnings (loss) for purposes of computing diluted earnings (loss) per share	$(71,483)	$(6,427)	$(77,910)
Denominator for diluted earnings (loss) per share:
Denominator for basic earnings per share — weighted average shares outstanding	61,760	—	61,760

Denominator for diluted earnings	61,760	—	61,760
Diluted earnings (loss) per share:
Earnings (loss) from continuing operations before discontinued operations and dividend expense	$(1.24)	$(0.08)	$(1.32)
Dividends on Preferred Stock	—	(0.02)	(0.02)
Discontinued operations	0.08	—	0.08

Net earnings (loss)	$(1.16)	$(0.10)	$(1.26)

(1)	Represents the net change in interest expense pro forma for the exchange offer. Pro forma interest expense includes $2.3 million related to the new senior secured credit facility, $5.5 million for the new senior notes and $6.2 million for the new senior convertible notes.

(2)	Represents the dividends accrued for the series A convertible preferred stock.

Three-Year Projected Financial Data
      We prepared the following three-year projected financial data (the “financial projections”) based upon, among other things, the anticipated future financial condition and results of operations of the company. Although the forecasts represent our best estimates, as of the date hereof, of our projected results of operations and financial position after giving effect to the restructuring transactions, they are only estimates, and actual results may vary considerably from the financial projections. Consequently, the inclusion of the financial projections herein should not be regarded as a representation by us, our advisors or any other person that the forecasted results will be achieved.
      We do not generally publish our business plans and strategies or make external projections of our anticipated financial position or results of operations. Accordingly, we do not intend to update or otherwise revise the financial projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events. Furthermore, we do not intend to update or revise the financial projections to reflect changes in general economic or industry conditions.
      The financial projections were not prepared with a view toward general use, but rather for the limited purpose of providing information in conjunction with the restructuring transactions. Accordingly, the financial projections are not intended to be presented in accordance with the published guidelines of the American Institute of Certified Public Accountants regarding financial projections, nor have they been presented in lieu of pro forma historical financial information, and accordingly, are not intended to comply with Rule 11-03 of Regulation S-X of the Securities Act. In addition, our independent auditors have neither examined nor compiled the financial projections and accordingly assume no responsibility for them. See “Risk Factors — Risks Related to Our Business, Strategy and Operations — Our projections and operating plans are based on assumptions concerning the realization of a certain level of revenues, which is difficult to predict.” for a discussion of certain risks relating to the financial projections.
      The financial projections assume that the restructuring transactions are completed on March 10, 2006 (the “assumed effective date”). We believe that the financial projections will not change materially even if the effective date does not occur on the assumed effective date. Our projected unaudited consolidated financial statements are included for each twelve-month period ending December 31, 2006, 2007 and 2008.
      Additional information relating to the principal assumptions used in preparing the financial projections is set forth below.

Effective Date and Refinancing Terms
      The financial projections assume the restructuring transactions will be consummated in accordance with their terms, and that all transactions contemplated by the restructuring transactions will be consummated by the assumed effective date. We assume that dividends on the new series A convertible preferred stock are not paid in cash and accrete to the liquidation preference thereof and that interest on the new senior convertible notes is also not paid in cash but instead paid in additional new senior convertible notes.

Revenues
      Revenues are generated from the performance of recovery audit services and related services. The financial projections are based on senior management’s evaluation of recent revenue trends and existing customer relationships and incorporate assumptions regarding new customers and new initiatives as determined by our senior management.

Cost of Revenues
      Cost of Revenues (“COR”) consists primarily of commissions paid or payable to our auditors and compensation paid to various types of hourly workers and salaried operational managers. COR also includes other direct costs incurred by these personnel including travel and entertainment, telephone, utilities, maintenance and supplies and other overhead related to our operations. We have projected COR based on historical experience and anticipated future changes in operating costs. Cost of sales as a percentage of revenue is expected to decrease modestly each year as the company implements its business plan.

Selling, General and Administrative Expenses
      Selling, general and administrative (“SG&A”) expenses consist of sales, marketing, customer service, information technology and other administrative expenses. SG&A expenses are projected to decrease as a percentage of revenue as the company implements its business plan, which includes certain identified SG&A expense reductions.

Interest Expense
      The financial projections assume 100% acceptance of the exchange offer and consequently reflect the elimination of all interest related to the existing notes. The interest projected post-consummation of the exchange offer relates to the new senior secured credit facility, the new senior notes and the new senior convertible notes.

Taxes
      The financial projections incorporate U.S. federal, foreign, state and local taxes as applicable. The financial projections assume that the company’s ability to utilize its federal tax loss carryforwards and certain other tax benefits to offset taxable income after the exchange date will be subject to limitation as a result of the implementation of the restructuring transactions to approximately $1.5 million per year. See “Material United States Federal Income Tax Consequences — Consequences of Exchange Offer to the Company.” Deferred taxes have not been provided in this model. Deferred taxes have not been included as a part of the financial projections.

Capital Expenditures
      Capital expenditures are projected at $4.0 million per year per senior management’s forecast.

Working Capital
      Accounts receivable, accounts payable, accrued payroll and other working capital levels are projected according to historical relationships with respect to the company’s primary customers, vendors and forecasted headcount.

Capital Structure
      The financial projections assume the restructuring transactions are implemented on March 10, 2006, in accordance with the terms described in this offering circular and that the debt instruments affected by the restructuring transactions receive the indicated consideration. The financial projections assume that the existing senior secured credit facility and bridge loan and 100% of the existing notes are refinanced and exchanged, respectively. For illustrative purposes, all unrestricted cash in excess of $7.9 million is used to reduce the borrowings under the new senior secured credit facility.

Financial Projections
      Each of the following tables summarizes our projections for the twelve months ending December 31, 2006, 2007 and 2008. The projections include Projected Statement of Operations, Projected Balance Sheet and Projected Statement of Cash Flows.

THREE-YEAR PROJECTED FINANCIAL DATA
PRG-SCHULTZ INTERNATIONAL, INC.
CONDENSED CONSOLIDATED BALANCE SHEET

	Fiscal Year Ended

	2006	2007	2008

	(Dollars in thousands)
ASSETS:
Current Assets:
Cash and cash equivalents	$7,900	$12,074	$17,443
Restricted cash	3,000	3,000	3,000
Accounts receivable, net	39,949	39,169	39,301
Funds held for client obligations	20,109	20,109	20,109
Prepaid expenses and other current assets	11,082	11,082	11,082
Deferred income taxes	1,951	1,951	1,951

Total current assets	83,991	87,385	92,886
Property and equipment, gross	91,162	95,162	99,162
Less accumulated depreciation and amortization	73,712	79,238	83,238

Property and equipment, net	17,450	15,924	15,924
Goodwill, Net	170,645	170,645	170,645
Intangible assets, net	27,469	26,089	24,709
Other assets	3,431	3,431	3,431

Total assets	$302,986	$303,474	$307,595

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Current installments of long-term debt	2,840	—	—
Obligations for client payables	20,109	20,109	20,109
Accounts payable and accrued expenses	20,505	20,699	20,912
Accrued payroll and related expenses	32,492	31,992	31,792
Deferred revenue	4,194	4,194	4,194
Other current liabilities	5,267	2,197	164

Total current liabilities	85,407	79,190	77,171
Credit Facility, long-term	25,000	20,645	10,260
Senior Notes	51,715	51,715	51,715
Senior Convertible Notes	63,000	69,458	76,577
Deferred compensation	1,447	1,447	1,447
Deferred income taxes	4,201	4,201	4,201
Other long-term liabilities	4,711	4,711	4,711

Total liabilities	$235,482	$231,368	$226,082

Mandatorily redeemable participating preferred stock	15,675	17,117	18,693
Shareholders’ equity:
Preferred stock, no par value	—	—	—
Participating preferred stock, no par value	—	—	—
Common stock, no par value; $0.01 stated value per share	68	68	68
Additional paid-in capital	495,275	495,275	495,275
Accumulated deficit	(396,343)	(393,184)	(385,353)
Accumulated other comprehensive income	2,340	2,340	2,340
Treasury stock at cost; 5,764,525 shares in 2005	(48,710)	(48,710)	(48,710)
Unearned portion of restricted stock	(800)	(800)	(800)

Total shareholders’ equity	51,830	54,989	62,820

Total liabilities and shareholders’ equity	$302,986	$303,474	$307,595

THREE-YEAR PROJECTED FINANCIAL DATA
PRG-SCHULTZ INTERNATIONAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended

	2006	2007	2008

	(Dollars in thousands)
Revenues	$256,457	$269,647	$264,438
Cost of Revenues	171,186	179,625	173,355
Selling general and administrative expenses	75,980	66,086	60,034
Financial restructuring expenses	6,315	—	—

Operating income (loss)	2,976	23,936	31,049
Interest (expense)	(13,879)	(15,318)	(14,846)
Interest income	—	—	—

Earnings (loss) before income taxes	(10,903)	8,618	16,204
Income taxes	1,830	3,983	6,762

Net earnings (loss)	(12,732)	4,635	9,442
Dividends on Preferred Stock	1,028	1,475	1,611

Net earnings (loss) to common shareholders	$(13,760)	$3,160	$7,831

Basic earnings (loss) per share:
Net earnings (loss)	$(0.20)	$0.07	$0.16
Dividends on Preferred Stock	(0.02)	(0.02)	(0.03)

Net earnings (loss) to common shareholders	(0.22)	0.05	0.13
Diluted earnings (loss) per share:
Net earnings (loss)	$(0.20)	$0.07	$0.16
Dividends on Preferred Stock	(0.02)	(0.02)	(0.03)

Net earnings (loss) to common shareholders	(0.22)	0.05	0.13
Weighted-average shares outstanding:
Basic	62,192	62,192	62,192
Diluted	62,192	62,192	62,192
Diluted Earnings (Loss) per Share
Numerator for diluted earnings (loss) per share:
Earnings (loss) from before dividend expense	$(12,732)	$4,635	$9,442
Dividends on Preferred Stock	(1,028)	(1,475)	(1,611)

Earnings (loss) for purposes of computing diluted earnings (loss) per share	$(13,760)	$3,160	$7,831
Denominator for diluted earnings (loss) per share:
Denominator for basic earnings per share — weighted average shares outstanding	62,192	62,192	62,192

Denominator for diluted earnings	62,192	62,192	62,192
Diluted earnings (loss) per share:
Earnings (loss) from before dividend expense	$(0.20)	$0.07	$0.15
Dividends on Preferred Stock	(0.02)	(0.02)	(0.03)

Net earnings (loss)	$(0.22)	$0.05	$0.12

THREE-YEAR PROJECTED FINANCIAL DATA
PRG-SCHULTZ INTERNATIONAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended

	2006	2007	2008

Cash flows from operating activities:
Net earnings (loss) to common shareholders	$(13,760)	$3,160	$7,831
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Depreciation and amortization	8,731	6,906	5,380
Changes in assets and liabilities:
Accounts Receivable	943	780	(132)
Accrued Payroll	2,696	(500)	(200)
Accounts Payable and accrued expenses	(75)	5,024	6,875

Net cash provided by operating activities	(1,466)	15,369	19,755

Cash flows from investing activities:
Purchase of property and equipment	(4,000)	(4,000)	(4,000)
Acquisitions of businesses (net of cash acquired)	—	—	—

Net cash provided by (used in) investing activities	(4,000)	(4,000)	(4,000)

Cash flows from financing activities:
Exchange of 4.75% Convertible Notes due 2006	(125,000)	—	—
Issuance of New 11% Senior Notes due 2011	51,715	—	—
Issuance of New 10% Senior Convertible Notes due 2011	60,000	—	—
Issuance of New 9% Senior Series A Convertible Participating Preferred Stock	15,000	—	—
Repayment of Bridge Loan	(10,000)	—	—
Issuance (repayment) of New Term Loan	25,000	(4,355)	(10,385)
Borrowing (repayment) of New Revolving Credit Loans	(6,446)	(2,840)	—

Net cash provided by (used in) financing activities	10,270	(7,195)	(10,385)

Net change in cash and cash equivalents	4,804	4,174	5,369
Cash and cash equivalents at beginning of year	3,096	7,900	12,074

Cash and cash equivalents at end of year	$7,900	$12,074	$17,443

THE RESTRUCTURING TRANSACTIONS
      The exchange offer is a part of the restructuring transactions, which are intended to help us achieve our financial restructuring goals. Consummation of the exchange offer is conditioned on the tender of at least 99.0% of the existing notes, reaching post-termination payment arrangements with each of John M. Cook and John M. Toma relating to their separation and release agreements on terms and conditions reasonably satisfactory to the noteholders committee and the refinancing of our existing senior secured credit facility and bridge loan with the proceeds of the new senior secured credit facility on terms and conditions reasonably satisfactory to the noteholders committee. The issuance of the new securities in the exchange offer will extend the maturity of up to $125.0 million of indebtedness under the existing notes from November 2006 to 2011. Annual cash interest payments on the new securities issued in the exchange offer (assuming that we accrue dividends on the new series A convertible preferred stock and pay the new senior convertible notes in-kind) will be reduced to $5.7 million from the $5.9 million in annual cash interest payments currently due under the existing notes. Additionally, the new senior secured credit facility will provide the company with an additional $20.0 million in maximum available working capital liquidity.
      The restructuring transactions consist of the consummation of the exchange offer, including the tender and exchange of at least 99.0% of the outstanding existing notes, and the closing of the new senior secured credit facility and concurrent repayment of the existing senior secured credit facility and bridge loan. The history of the negotiations of the restructuring transactions, as well as the new management incentive plan and the composition of the board of directors that will be put in place concurrently with the closing of the restructuring transactions are described below.
History of the Negotiations of the Restructuring Transactions
      On October 21, 2004, we announced that we had initiated a review of strategic alternatives, including a possible sale of the company. On June 7, 2005, we announced that our board of directors had concluded the evaluation of the company’s strategic alternatives and that the board of directors, in consultation with its financial advisor, CIBC World Markets Corp., through a special committee established for that purpose, had carefully evaluated the company’s options and unanimously determined that, at that time, the best interests of our shareholders would not be served by continuing to pursue a strategic transaction.
      We determined that we would experience certain liquidity issues in the second half of 2005. Among other things, we determined that we likely would not be able to make a $3 million interest payment due on the existing notes at the end of November 2005. Accordingly, we began to explore strategies involving the refinancing or restructuring of our indebtedness. In September 2005, we retained Rothschild Inc. as our financial advisor to help evaluate the company’s financial alternatives. Subsequently, we established a special restructuring committee of our board of directors. Ultimately, we and Rothschild settled on a strategy that involved restructuring or refinancing our existing senior secured credit facility as well as the existing notes.
      In October 2005, we and our advisors informed the lender under the existing senior secured credit facility of our financial situation and our desire to effect a restructuring that would likely include modifying or refinancing the existing senior secured credit facility. We also asked the senior lender to provide us with additional liquidity through the completion of the restructuring transactions. Although the senior lender indicated a willingness to support a refinancing, it was not willing to provide the required bridge financing. In November 2005, we and the senior lender entered into a forbearance agreement under which the senior lender agreed to forbear from exercising its rights and remedies with respect to current defaults based on our inability to meet certain financial covenants until March 31, 2006. The senior lender also agreed to, among other things, allow us to seek up to $10 million in subordinated secured debt from another party as bridge financing. The forbearance agreement required us to furnish a commitment letter for refinancing the existing senior secured credit facility to the senior lender by December 23, 2005, which was subsequently extended to January 31, 2006, and also requires that our adjusted consolidated EBITDA for the fiscal quarter ending December 31, 2005 be not less than $1.00. We determined that we achieved the adjusted consolidated EBITDA required under the forbearance agreement for the fourth quarter of 2005.
      In October 2005, Blum Capital Partners, L.P., Parkcentral Global Hub Limited and Petrus Securities, LP formed the noteholders committee and retained Houlihan Lokey Howard & Zukin Capital, Inc. as financial advisors and Schulte Roth & Zabel LLP as legal advisors. On October 19, Colin Lind, Blum Capital Partners, L.P.’s representative on the company’s board of directors, resigned from the board in order to participate on Blum Capital’s behalf on the noteholders committee. Our board of directors authorized PRG to pay the reasonable fees of the noteholders committee’s advisors. In addition, we negotiated confidentiality and standstill agreements with certain members of the noteholders committee to facilitate the sharing of confidential information that would assist the noteholders committee in evaluating potential restructuring transactions. Thereafter, we provided such confidential information to the noteholders committee and its advisors and engaged in negotiations with the noteholders committee regarding a consensual restructuring of the existing notes. The noteholders committee indicated a willingness to support a consensual restructuring. Moreover, certain members of the noteholders committee indicated they would be willing to provide bridge financing. After several weeks of negotiations, we and the noteholders committee settled upon a term sheet outlining the terms of a consensual restructuring.
      On November 28, 2005, we entered into a commitment letter with certain of the noteholders for the bridge financing in the principal amount of $10 million. The bridge commitment letter provided that the commitment to provide the bridge financing would expire on December 9, 2005 if the parties had not agreed to definitive loan documentation by that time. This date was ultimately extended to December 23, 2005.
      Beginning in December 2005, additional holders of the existing notes executed confidentiality agreements with us and joined the noteholders committee. As of January 31, 2006, noteholders representing 54.6% of the outstanding principal amount of the existing notes were represented on the noteholders committee.
      On December 21, 2005, our board of directors approved the term sheet and authorized management to enter into a restructuring support agreement with the members of the noteholders committee on the terms reflected in the term sheet.
      Subsequently, on December 23, 2005, we entered into a restructuring support agreement with members and affiliates of the noteholders committee. The restructuring support agreement obligates the company, among other things, to pursue the consummation of the restructuring transactions, including the initiation of the exchange offer, and obligates the noteholders party thereto, among other things, to tender their existing notes into the exchange offer. As of the date hereof, noteholders representing approximately 54.6% of the outstanding principal amount of the existing notes have signed the restructuring support agreement. On February 1, 2006, we amended the restructuring support agreement to modify certain provisions in connection with the commencement of the exchange offer. These noteholders also have commenced soliciting support for the exchange offer from other noteholders. See “Description of Restructuring Support Agreement” for further information.
      Also on December 23, 2005, the bridge loan financing was consummated. The documentation included an agreement between the bridge lenders and the senior lender regarding the terms of the subordination of the bridge financing and the bridge lenders’ remedies in the event of a default. We and certain of our U.S. subsidiaries have guaranteed the bridge loan and have provided collateral to secure such guarantee. Approximately $3.0 million of the proceeds from the bridge loan was used to pay the November 2005 interest payment on the existing notes prior to the expiration of the grace period. The remaining $7.0 million will be applied to financing costs and working capital needs of the company.
      Nasdaq rules prohibit the issuance of certain of the new securities contemplated by the exchange offer and also require approval from our existing shareholders of certain aspects of the exchange offer. On January 19, 2006, we initially requested, and, by letter dated January 31, 2006 subsequently received, an exemption from these requirements from Nasdaq.

Board of Directors
      Our board of directors will be reconstituted in the restructuring transactions. Effective as of the closing of the restructuring transactions, the company’s board of directors will be reconstituted to consist of seven directors, four of whom will be designated by the noteholders committee and two of whom will be designated by the members of our current board of directors. In addition, Mr. McCurry, our President and Chief Executive Officer, will remain on the board as its seventh member. All members of the new board elected after our 2005 annual meeting of shareholders must stand for election by the shareholders at our 2006 annual meeting of shareholders. After election by the shareholders, the directors will serve until each of their respective class terms expires or their earlier removal or resignation. We expect that our new board will consist of at least a majority of independent directors.
New Management Incentive Plan
      The board of directors will adopt a new management incentive plan for our key executives who are critical to the implementation of our operational restructuring plan. The incentive plan will become effective as of the closing of the restructuring transactions. The new management incentive plan, or MIP, will consist of phantom shares of our common stock representing approximately 10% of our common stock. In addition to standard anti-dilution provisions, the MIP will contain anti-dilution adjustments proportionately increasing the number of phantom shares granted under the plan in the event that shares of new preferred stock are converted into common stock.
      The MIP will be administered by establishing a notional account in the name of each participant to which phantom shares awarded will be credited. The phantom shares will be allocated among the participants at the discretion of the compensation committee of the board of directors upon the recommendation of our Chief Executive Officer; provided, that at least 40% of the total number of phantom shares issuable under the MIP shall be allocated to our Chief Executive Officer. Prior to the last MIP distribution from the notional accounts, the compensation committee, after consultation with our Chief Executive Officer, will allocate any unallocated and/or forfeited phantom shares to one or more of the MIP participants.
      The phantom shares initially issued under the MIP shall vest 1/3 on the effective date of the restructuring transactions with the remainder vesting monthly over two years following the closing. Additional awards granted under the MIP to executives hired after closing will vest on the terms approved by the compensation committee. Phantom share accounts will vest 100%, however, upon a change of control of the company; provided, that the conversion of any of the new securities shall not be deemed to be a change of control for the purposes of the MIP.
      Distribution of the vested awards in each participant’s phantom stock accounts shall be made, at the individual election of each participant, not earlier than the dates and in the cumulative amounts set forth below:

•	25% on the 2nd anniversary of the closing date;

•	50% on the 3rd anniversary of the closing date;

•	75% on the 4th anniversary of the closing date; and

•	100% on the 5th anniversary of the closing date;
provided, that the undistributed vested amount of a participant’s phantom stock account shall be paid upon the participant’s death, disability or termination of employment, or upon a change of control of the company.
      Following the consummation of the restructuring transactions, the MIP will be submitted to our shareholders for approval. The members of the noteholders committee and their affiliates have agreed to vote their equity securities in favor of the MIP.

      In the event that the MIP is submitted to the shareholders for approval and the shareholders decline to approve the MIP, the distributable portion of a participant’s phantom stock account will be distributed in cash in accordance with the above schedule in an amount equal to the product of (x) the number of shares that would have been distributed to such participant on each distribution date multiplied by (y) the average closing price of the common stock for the 30-day period ending on such date.
      Following the receipt of shareholder approval, distributions of vested awards to participants will be (1) in cash to the extent necessary to satisfy any applicable taxes based on the 30-day average trading price of the common stock at the time of distribution and (2) the balance in shares of our common stock.
      The phantom stock accounts will be subject to standard anti-dilution provisions plus dilution protection against conversion of the new securities, if applicable, into common stock. These anti-dilution protections will not apply to shares of common stock actually distributed from a phantom stock account.
Post-Termination Payment Arrangements with John M. Cook and John M. Toma
      On August 2, 2005, we and each of John M. Cook and John M. Toma entered into separation and release agreements regarding their resignations from the company and our subsidiaries as our Chairman, President and Chief Executive Officer and Vice Chairman, respectively. These separation agreements provide for, among other things, payments (1) to Mr. Cook in an aggregate amount of approximately $5.5 million over a 3-year period and (2) to Mr. Toma in an aggregate amount of approximately $1.5 million over a two-year period. The post-termination payments due to Mr. Cook and Mr. Toma are each payable bi-weekly and are scheduled to begin in February 2006.
      In light of our financial and operational restructuring plan that we have undertaken, we have proposed a different schedule for the post-termination payments owed to Mr. Cook and Mr. Toma under their separation and release agreements. It is a condition of the exchange offer that the terms and conditions of any post-termination payment arrangements that we reach with Messrs. Cook and Toma relating to their separation and release agreements be reasonably satisfactory to the noteholders committee.

THE EXCHANGE OFFER
General
      Upon the terms and conditions set forth in this offering circular, we are offering noteholders the opportunity to receive the new securities for outstanding existing notes validly tendered and accepted as described below.
      This offering circular is being sent to all registered noteholders. The completion of the exchange offer is subject to certain conditions, any of which we may waive, in some instances only with permission of the noteholders committee, subject to compliance with the restructuring support agreement, including the conditions that at least 99.0% of the outstanding aggregate principal amount of the existing notes are validly tendered, accepted and not withdrawn, and that the other elements of the restructuring transactions are consummated as set forth under “— Conditions to the Completion of the Exchange Offer.”
      Existing notes will be deemed to have been accepted as validly tendered if, as and when we have given oral or written notice thereof to the exchange agent. DTC will receive, through its Automated Tender Offer Program (ATOP), tenders from noteholders whose existing notes are held through DTC and will deliver the new securities to such holders.
      If you beneficially own existing notes registered in the name of a broker, dealer, commercial bank, trust company or nominee, and you wish to participate in the exchange offer, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf.
      We reserve the right to purchase or make offers for any existing notes that remain outstanding subsequent to the expiration date or to redeem the existing notes as a whole or in part and from time to time, as permitted by the indenture governing the existing notes, and to the extent permitted by applicable law, to purchase existing notes in the open market, in privately negotiated transactions or otherwise, all to the extent allowed by the new senior secured credit facility. Following completion of the exchange offer, the terms of any such purchases or subsequent offers could differ from the terms of the exchange offer.
      Holders that exchange existing notes for new securities will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes associated with the transfer of the existing notes to us (or to our order) upon completion of the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “— Fees and Expenses” below.
      New senior notes and new senior convertible notes may be issued in minimum denominations of less than $1,000.
Expiration Date; Extensions; Amendments
      The expiration date is 5:00 p.m., New York City time on March 2, 2006, unless the period for the exchange offer is extended, in which case the expiration date will be 5:00 p.m., New York City time on the last date to which the exchange offer is extended. We may extend the exchange offer, in our sole discretion, for any purpose including, without limitation, to permit the satisfaction or waiver of all conditions to the exchange offer. If we make a material change to the exchange offer or if we waive a material condition of the exchange offer, we will extend the exchange offer to the extent required under the Securities Exchange Act of 1934.
      To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and we will notify the noteholders, or cause them to be notified, by such time and date by public announcement. Such notification will state the new expiration date.
      We expressly reserve the right (i) to delay acceptance of any existing notes, to extend the exchange offer, or to terminate the exchange offer or any or all of the other restructuring transactions and not accept existing notes not previously accepted, if any of the conditions set forth under “— Conditions to the

Completion of the Exchange Offer” shall not have been waived or satisfied by us prior to the expiration date and (ii) to amend at any time, or from time to time, the terms of the exchange offer. If we exercise any such right, we will give oral or written notice thereof to the exchange agent as promptly as practicable. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the noteholders of such amendment.
      The minimum period during which the exchange offer will remain open following a material change in the terms of such exchange offer or in the information concerning such exchange offer (other than a change in price or a change in percentage of existing notes sought) will depend upon the facts and circumstances of such change, including the relative materiality of the terms or information changes. With respect to any change in consideration for or percentage of existing notes sought, a minimum extension of ten business days will be made to allow for adequate dissemination of such change. If any of the terms of the exchange offer are amended in a manner we determine to constitute a material change adversely affecting any noteholder, we will promptly disclose any such amendment in a manner reasonably calculated to inform the noteholders of such amendment and will extend the exchange offer for a time period which we, in our sole discretion, deem appropriate, depending upon the significance of the amendment and the manner of disclosure to noteholders, if the period for the exchange offer would otherwise expire during such time period.
Release of Legal Claims by Tendering Noteholders
      By tendering your existing notes in the exchange offer, effective upon payment to you in full of the consideration payable in the exchange offer, you will, as of the closing of the exchange offer, be deemed to have released and waived any and all claims or causes of action of any kind whatsoever, whether known or unknown that, directly or indirectly arise out of, are based upon or are in any manner connected with your or your successors’ and assigns’ ownership or acquisition of the existing notes so tendered, including any accrued interest and any related transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, including without limitation any approval or acceptance given or denied, which occurred, existed, was taken, permitted or begun prior to the date of such release, in each case, that you, your successors and your assigns have or may have had against (i) our company, subsidiaries, affiliates and stockholders and (ii) our directors, officers, employees, attorneys, accountants, advisors, agents and representatives, whether current or former, as well as those of our subsidiaries, affiliates and stockholders, whether those claims arise under federal or state securities laws or otherwise.
Procedures for Tendering Existing Notes in the Exchange Offer
      Tendering noteholders should follow one of the following procedures: (i) complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed as required by the letter of transmittal and described further below, and mail or otherwise deliver the letter of transmittal or a facsimile thereof, together with any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date; (ii) comply with the procedure for book-entry transfer described below; or (iii) comply with the guaranteed delivery procedures described below. By signing the letter of transmittal or transmitting acceptance through book-entry transfer, tendering noteholders will be deemed to have made the representations and warranties contained in the letter of transmittal in connection with their decision to participate in the exchange offer.

Tender of Existing Notes Held through a Custodian
      If your existing notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those existing notes, you should contact that holder promptly and instruct that holder to tender those existing notes on your behalf. If you wish to tender those existing notes yourself, you must, prior to completing and executing the letter of transmittal and delivering those existing notes, make appropriate arrangements to register ownership of those existing notes in your name and follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time due to the transfer procedures the broker must follow to register the transfer.

Tender of Existing Notes Held in Physical Form
      If you hold existing notes in certificated, definitive form, to validly tender those existing notes, you should properly complete and validly execute the letter of transmittal. The letter of transmittal must be received by the exchange agent at its address set forth on the back cover of this offering circular, and certificates for tendered existing notes must be received by the exchange agent at such address prior to the expiration date.

Tender of Existing Notes Held Through DTC
      To tender your existing notes that are held through DTC, you must cause the exchange agent to receive a timely confirmation of a book-entry transfer of existing notes into the exchange agent’s account at DTC (a “book-entry confirmation”), pursuant to the procedure for book-entry transfer described below, prior to the expiration date.
      The method of delivery of letters of transmittal and all other required documents, including delivery through DTC and any acceptance of an agent’s message transmitted through ATOP or otherwise, is at the election and risk of the noteholder tendering those existing notes and delivering the letter of transmittal. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or other required documents should be sent to the company. Delivery of all letters of transmittal and other documents must be made to the exchange agent at its address set forth on the back cover of this offering circular. Noteholders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such noteholders.
      The tender by a noteholder will constitute an agreement between such noteholder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal.
      Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the exchange act (each, an “eligible institution”) unless the existing notes tendered pursuant thereto are tendered for the account of an eligible institution or by a registered holder of existing notes who does not request issuance of any securities in the name of some other person, as described in the Letter of Transmittal.
      If the letter of transmittal is signed by one or more trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, each such fiduciary should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.
      All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of the tendered existing notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all existing notes not properly tendered or any existing notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities of tender as to particular existing notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of existing notes must be cured within such time as we shall determine. The company, the exchange agent, the information agent, or any other person shall not be under any duty to give notification of defects or irregularities with respect to tenders of existing notes and shall not incur any liability for failure to give such notification. Tenders of existing notes will not be deemed to have been made until such irregularities have been cured or waived. Any letters of transmittal received by the exchange agent or book-entry transfers received by DTC that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned, at our expense, to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date.
      We will not be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the existing notes, and we may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes.
Acceptance of Existing Notes For Exchange; Delivery of the New Securities
      Upon satisfaction or waiver of all of the conditions to the exchange offer, all existing notes validly tendered and not withdrawn will be accepted and the new securities will be issued promptly after expiration of the exchange offer. See “— Conditions to the Completion of the Exchange Offer.” For purposes of the exchange offer, existing notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent. For each $1,000 principal amount outstanding of existing notes exchanged, the noteholder will receive their pro rata share of the new senior notes, new senior convertible notes and new series A convertible preferred stock. The new senior notes and new senior convertible notes may be issued in denominations of less than $1,000. The new securities will be delivered promptly following acceptance of the tendered existing notes.
      By tendering your existing notes in the exchange offer, you agree that the fair market value of the new securities received by you will be allocable first to the principal amount of the existing notes tendered and then, to the extent of any excess, to any accrued but unpaid interest due on the existing notes as of the exchange date.
      In all cases, issuances of new securities for existing notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of a timely confirmation of a book-entry transfer of existing notes into the exchange agent’s account at DTC or of a letter of transmittal along with certificates for tendered existing notes.
      If any tendered existing notes are not accepted for any reason set forth under “— Conditions to the Completion of the Exchange Offer,” such unaccepted or such unexchanged existing notes will be credited to an account maintained with DTC or, in the case of certificated, definitive notes returned to the registered holder thereof, promptly after the expiration or termination of the exchange offer.
Guaranteed Delivery
      If a registered holder of existing notes desires to tender any existing notes and the existing notes are not immediately available, or time will not permit the holder’s existing notes or other required documents to reach the exchange agent before the expiration date of the exchange offer, or the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•	before the expiration date of the exchange offer, the exchange agent receives from the eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us. The notice of guaranteed delivery must state the name and address of the holder of the existing notes, the certificate number(s) and principal amount of the existing notes tendered, that the tender is being made thereby and guaranteeing that within three Nasdaq trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered existing notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered existing notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three Nasdaq trading days after the date of execution of the notice of guaranteed delivery.
Book-Entry Transfer
      The exchange agent will make a request to establish an account with respect to the existing notes at DTC for purposes of the exchange offer within two business days after the date of this offering circular. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of existing notes by causing DTC to transfer such existing notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of existing notes may be effected through book-entry transfer at DTC, the letter of transmittal or a facsimile thereof (with any required signature guarantees and any other required documents) should also be transmitted to and received by the exchange agent at the address set forth on the back cover page of this offering circular on or prior to the expiration date. Delivery of a letter of transmittal to DTC will not constitute valid delivery to the exchange agent, and the tender will not be valid.
      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize DTC’s ATOP procedures to tender existing notes.
      Any participant in DTC may make book-entry delivery of existing notes by causing DTC to transfer such existing notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer. The exchange for the existing notes so tendered will only be made, however, after a book-entry confirmation of such book-entry transfer of such existing notes into the exchange agent’s account, and timely receipt by the exchange agent of any documents required by the letter of transmittal. An agent’s message is a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant tendering existing notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against that participant.
      Letters of transmittal and existing notes must be sent only to the exchange agent. Do not send letters of transmittal or existing notes to us or DTC.
      THE METHOD OF DELIVERY OF EXISTING NOTES AND ALL OTHER DOCUMENTS, INCLUDING DELIVERY THROUGH DTC AND ANY ACCEPTANCE OF AN AGENT’S MESSAGE THROUGH THE AUTOMATED TENDER OFFER PROGRAM, IS AT YOUR ELECTION AND RISK. IF YOU SEND THESE DOCUMENTS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, RETURN RECEIPT REQUESTED, THAT YOU OBTAIN PROPER INSURANCE, AND THAT YOU MAIL THOSE DOCUMENTS SUFFICIENTLY IN ADVANCE OF THE DATE ON WHICH THE EXCHANGE OFFER EXPIRES TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE SUCH DATE.
Withdrawal of Tenders
      NOTEHOLDERS MAY WITHDRAW TENDERS OF EXISTING NOTES AT ANY TIME PRIOR TO THE EXPIRATION DATE. You may withdraw tendered notes for so long as this exchange offer remains open. In addition, if we have not agreed to accept your existing notes for exchange, you can withdraw them at any time after the expiration of 40 business days from the commencement of the tender offer. For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to the expiration date at one of the addresses listed on the back cover of this offering circular. Any notice of withdrawal must specify the name of the person who tendered the existing notes to be withdrawn, identify the existing notes to be withdrawn, including the principal amount of the existing notes, and, where certificates for existing notes have been transmitted, specify the name in which the existing notes are registered, if different from that of the withdrawing holder. With respect to any existing notes tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn existing notes and otherwise comply with the procedures of DTC. All questions as to the validity, form and eligibility — including time of receipt — of these notices will be determined by us. Our determination will be final and binding.
      Any existing notes properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any existing notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the registered holder without cost to that holder promptly after withdrawal, non-acceptance of tender or termination of the exchange offer. With respect to any existing notes tendered by book-entry transfer into the exchange agent’s account at DTC by using the book-entry transfer procedures described above, any withdrawn or unaccepted existing notes will be credited to the tendering holder’s account at DTC. Properly withdrawn existing notes may be retendered at any time on or prior to the expiration of the exchange offer by following the procedures described above under “— Procedures for Tendering Existing Notes in the Exchange Offer.”
Conditions to the Completion of the Exchange Offer
      Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we shall not be required to accept for exchange any existing notes, issue any new securities, or make any payment for existing notes, and we may terminate or amend the exchange offer or any or all of the other restructuring transactions if at any time prior acceptance for exchange of existing notes, we determine, in our reasonable judgment, that any of the following conditions has not been satisfied:

•	at least 99.0% percent of the outstanding aggregate principal amount of the existing notes has been validly tendered, accepted and not withdrawn;

•	the terms and conditions of the post-termination payment arrangements between us and each of John M. Cook and John M. Toma relating to their separation and release agreements are reasonably satisfactory to the noteholder committee;

•	the terms and conditions of the definitive documents for the new senior secured credit facility are reasonably satisfactory to the noteholders committee;

•	the other restructuring transactions, including the consummation of the refinancing of the existing senior secured credit facility and the bridge loan, will be consummated contemporaneously with the consummation of the exchange offer;

•	there shall not have occurred or be likely to occur any event affecting our business or financial affairs that would or might reasonably be expected to prohibit, prevent, restrict or delay consummation of the restructuring transactions as a whole or that might reasonably be expected to be material to noteholders in deciding whether to participate in the exchange offer; and

•	there shall not have been any action taken or threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the exchange offer or the exchange of existing notes pursuant to the exchange offer, by or before any court or governmental regulatory or administrative agency or authority, tribunal, domestic or foreign, which (i) challenges the making of the exchange offer or the consummation of the restructuring transactions as a whole or might reasonably be expected to, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise reasonably be expected to adversely affect in any material manner, any of the restructuring transactions or the consummation of the restructuring transactions as a whole or (ii) could reasonably be expected to materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or materially impair the contemplated benefits of any of the restructuring transactions, or the consummation of the restructuring transactions as a whole to us or that might be material to noteholders in deciding whether to participate in the exchange offer.

      The foregoing conditions are for our sole benefit and may be asserted by us or may be waived by us, (subject to the requirements of the restructuring support agreement and, in certain instances, the permission of the noteholders committee), in whole or in part, at any time and from time to time, in our reasonable discretion, provided, that all of the conditions to the exchange offer, other than those requiring receipt of necessary governmental approvals, will be satisfied or waived by us at or prior to the expiration date. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by us prior to the expiration date.
Exchange Agent
      U.S. Bank Corporate Trust Services has been appointed as exchange agent for the exchange offer. Letters of transmittal, notices of guaranteed delivery and all correspondence in connection with the exchange offer should be sent or delivered by each noteholder or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the exchange agent at the addresses set forth on the back cover of this offering circular and in the letter of transmittal. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.
Information Agent
      Innisfree M&A Incorporated has been appointed as information agent for the exchange offer, and will receive customary compensation for its services. We will also reimburse the information agent for its reasonable out-of-pocket expenses. Questions concerning tender procedures and requests for additional copies of this offering circular, the letter of transmittal or the notices of guaranteed delivery should be directed to the information agent at the addresses and telephone numbers set forth on the back cover page of this offering circular. Noteholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the exchange offer.
Advisors

PRG’s Financial Advisor
      We have retained Rothschild as our financial advisor in connection with the restructuring transactions. We are paying Rothschild customary fees for its services (including fees and expenses of its counsel), and we are indemnifying Rothschild. Rothschild has not, however, been retained to solicit and is not soliciting acceptances of the exchange offer or making any recommendation with respect thereto.

Noteholders Committee Advisors and Agents
      We are paying the fees and expenses of Houlihan Lokey Howard & Zukin Capital, Inc., which is serving as financial advisor, and Schulte Roth & Zabel LLP, which is serving as legal counsel to the noteholders committee. Neither Houlihan Lokey Howard & Zukin nor Schulte Roth & Zabel LLP is soliciting acceptances of the exchange offer or making any recommendation with respect thereto.
Fees and Expenses
      We will pay the reasonable and customary fees and reasonable out-of-pocket expenses of the exchange agent, the information agent, and the trustee (as described below), and legal, accounting, and related fees and expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of this offering circular and related documents to the beneficial owners of the existing notes and in handling or forwarding tenders for exchange. We will not, however, make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer.

      Additionally, we will pay all transfer taxes, if any, applicable to the exchange of existing notes pursuant to the exchange offer. If, however, the consideration for the exchange offer is to be issued in the name of any person other than the registered holder of the existing notes exchanged therefor or if for existing notes that are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of existing notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the noteholder that is exchanging. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such holder of the existing notes that are exchanged.
Consequences of Failure to Exchange
      Completion of the exchange offer will have certain consequences to noteholders who do not exchange their existing notes for new securities, including, without limitation, that the trading market for unexchanged existing notes could become limited or nonexistent due to the reduction in the amount of the existing notes outstanding after completion of the exchange offer, which may adversely affect the market price and price volatility of such existing notes. See “Risk Factors — Risks Related to the Exchange Offer.”

DESCRIPTION OF THE NEW SENIOR SECURED CREDIT FACILITY
      At closing of the exchange offer, we will be required to refinance our existing senior secured credit facility and bridge loan with a new senior secured credit facility. We have received a commitment from Ableco Finance LLC for a new senior secured credit facility that will be used to refinance these obligations. Although we are still finalizing the terms of this commitment, the new senior secured credit facility is expected to consist of (1) a term loan facility of $25.0 million, that will be funded in full at closing, and (2) a revolving credit facility that provides for revolving loan borrowings of up to $20.0 million.
      PRG-Schultz USA, Inc. (the “borrower”), our direct wholly-owned subsidiary, will be the primary borrower under the new senior secured credit facility, and we and each of our other existing and subsequent acquired or organized direct and indirect domestic wholly-owned subsidiaries are expected to guarantee the new facility. PRG’s, the borrower’s and all of our other subsidiaries’ obligations under the new senior secured credit facility will be secured by liens on substantially all of our assets (including the stock of our domestic subsidiaries and two-thirds of the stock of certain of our foreign subsidiaries).
      The new senior secured credit facility is expected to expire on the fourth anniversary of the closing of the exchange offering. The term loan under the new senior secured credit facility will amortize with quarterly payments beginning on the first anniversary of the closing date of $250,000 per quarter for the second year of the facility, and $500,000 per quarter for the third and fourth years of the facility, with the balance due at maturity on the fourth anniversary of closing.
      The term loan under the new senior secured credit facility may be repaid at our option at any time; provided, that any such pre-payment in the first year shall be subject to a prepayment penalty of 3.0% of the principal amount pre-paid, and pre-payments in the second year shall be subject to a pre-payment penalty of 2.0% of the principal amount pre-paid. The term loan may be pre-paid at any time following the 2nd anniversary of the closing date without penalty. The new senior secured credit facility will also provide for certain mandatory repayments, including a portion of our consolidated excess cash flow (which will be based on an adjusted EBITDA calculation), sales of assets and sales of certain debt and equity securities, in each case subject to certain exceptions and reinvestment rights.
      Our ability to borrow revolving loans under the new senior secured credit facility is expected to be limited to a borrowing base of a percentage of our eligible domestic receivables, subject to adjustments. We expect, based on this borrowing base calculation, to have approximately $15.4 million of availability under the revolving credit facility at the closing of the exchange offer.
      We expect the interest on the term loan to be based on a floating rate equal to the reserve adjusted London inter-bank offered rate, or LIBOR, plus 8.5% (or, at our option, a published prime lending rate plus 5.5%). We expect the interest rate on outstanding revolving credit loans to be based on LIBOR plus 3.75% (or, at our option, a published prime lending rate plus 1.0%). We will also pay an unused commitment fee on our revolving credit facility of 0.5%. We expect the new senior secured credit facility will also have commitment fees, closing fees and additional expense reimbursements of approximately $1.1 million, some of which will be required to be paid by the borrower whether or not we close the exchange offer and the new senior secured credit facility.
      The new senior secured credit facility is expected to contain customary representations and warranties, covenants and conditions to borrowing. The new senior secured credit facility is expected to also contain a number of financial maintenance and restrictive covenants that are customary for a facility of this type, including without limitation (and subject to certain exceptions and qualifications to be agreed upon): maximum capital expenditures (to be measured annually); maximum total debt to EBITDA (to be measured quarterly); minimum EBITDA (to be measured quarterly); minimum fixed charge coverage ratio (to be measured quarterly); provision of financial statements and other customary reporting; notices of litigation, defaults and un-matured defaults with respect to material agreements; compliance with laws, permits and licenses; inspection of properties, books and records; maintenance of insurance; limitations with respect to liens and encumbrances, dividends and retirement of capital stock, guarantees, sale and lease back transactions, consolidations and mergers, investments, capital expenditures, loans and advances, and indebtedness; compliance with pension, environmental and other laws, operating and capitalized leases; and limitations on transactions with affiliates and prepayment of other indebtedness.
      The new senior secured credit facility is expected to contain customary events of default, including non-payment of principal, interest or fees, inaccuracy of representations or warranties in any material respect, failure to comply with covenants, cross-default to certain other indebtedness, loss of lien perfection or priority, material judgments, bankruptcy events and change of ownership or control.
      Since we have not yet finalized the terms of the new senior secured credit facility commitment and will also have to negotiate the definitive documentation related to those facilities prior to closing, the preceding summary is not complete and the terms of the new senior secured facility may change, in some cases materially, from those described above.

DESCRIPTION OF THE NEW NOTES
      The new senior notes and new senior convertible notes are to be issued under indentures between us and U.S. Bank, National Association, as trustee. The terms of the new senior notes and new senior convertible notes include those provided in the indentures and those provided in the registration rights agreement, if applicable, which we will enter into with certain holders of the new senior notes and new senior convertible notes. A copy of the form of indentures for each of the new senior notes and new senior convertible notes and the registration rights agreement will be available upon request to us. We have summarized portions of the indentures and the registration rights agreement below. This summary is not complete. We urge you to read the indentures and, if applicable, the registration rights agreement, because those documents define your rights as a holder of the new senior notes and new senior convertible notes. You can find the definitions of certain terms used in these descriptions under the subheadings “— Certain Definitions.” Terms not defined in these descriptions have the meanings given to them in the respective indenture. In this section, the words “we,” “us,” “our” or “PRG” do not include any current or future subsidiary of PRG-Schultz International, Inc.
New Senior Notes

General
      The new senior notes

•	are senior unsecured obligations of PRG;

•	are senior in right of payment to all existing and future subordinated Indebtedness of PRG, including the existing notes, if any;

•	are effectively (but not expressly) subordinated to our existing and future secured Indebtedness to the extent of the collateral securing that Indebtedness, and to the existing and future liabilities of our subsidiaries, which includes our new senior secured credit facility and any permitted refinancings thereof; and

•	are pari passu in right of payment with the new senior convertible notes and any future senior Indebtedness of PRG.
      None of our Subsidiaries will be obligated for the payment of our obligations under the new senior notes. As of the date of the new senior notes indenture, all of our Subsidiaries will be “Restricted Subsidiaries.” However, under certain circumstances, we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the new senior notes indenture.

Principal, Maturity and Interest
      We will issue new senior notes in the aggregate principal amount of $50.0 million on the Issue Date (assuming all outstanding existing notes are tendered and exchanged in the exchange offer), plus an additional principal amount equal to aggregate accrued and unpaid interest on existing notes exchanged. Under the new senior notes indenture, the aggregate principal amount of the new senior notes outstanding is limited to approximately $51.7 million (assuming all outstanding existing notes are tendered and exchanged in the exchange offer), plus an additional principal amount equal to aggregate accrued and unpaid interest on existing notes exchanged.
      The new senior notes will mature on March 15, 2011, unless earlier redeemed by us or repurchased at the option of the holders upon the occurrence of a Change in Control or certain Asset Sales as described below under the subheadings “— Optional Redemption” and “— Repurchase at the Option of the Holders.”
      The new senior notes bear interest at the rate of 11.0% per annum from the date of issuance of the new senior notes, or from the most recent date to which interest had been paid or provided for. Upon the occurrence of and continuance of an Event of Default, interest will accrue at a rate of 13.0% until all Events of Default have been waived or cured. Interest will be payable semi-annually on March 15 and September 15 of each year, commencing September 15, 2006 to holders of record at the close of business on the preceding March 1 and September 1, respectively.
      Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the payment at maturity, purchase by us at the option of the holder or redemption by us of any new senior notes, interest will cease to accrue on such new senior notes under the terms of and subject to the conditions of the new senior notes indenture.
      If any interest payment date or maturity date of a new senior note or date for repurchase of a new senior note at the option of the holder following a Change in Control or Asset Sale Offer is not a business day, then payment of the principal, premium, if any, and interest due on that date may be made on the next business day. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, maturity date or repurchase date, as the case may be.

Transfer, Payment and Form
      The new senior notes will be issued in book-entry form and are evidenced by one or more global certificates, which we sometimes refer to as “global notes,” registered in the name of Cede & Co., as nominee for The Depository Trust Company (DTC). Holders of interests in global notes are not entitled to receive new senior notes in definitive certificated form registered in their names except in limited circumstances.
      Principal will be payable, and the new senior notes, in certificated form, may be presented for registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be at the office of U.S. Bank National Association. See “— Global Notes; Book-Entry Form.”
      Payment of interest on global notes will be made to DTC or its nominee. Payment of interest on new senior notes in definitive certificated form will be made against presentation of those new senior notes at the agency referred to in the preceding paragraph or, at our option, by mailing checks payable to the persons entitled to that interest to their addresses as they appear in the note register. A holder of new senior notes with an aggregate principal amount in excess of $5 million may be paid by wire transfer in immediately available funds at the election of such holder.

Ranking
      The right to payment on the new senior notes of principal, premium (if any), interest, and liquidated damages, if any, is senior in right of payment, as set forth in the new senior notes indenture, to the existing notes and pari passu with respect to payment of all senior Indebtedness of PRG, including all of our secured Indebtedness, the new senior convertible notes and all of our general unsecured obligations, whether outstanding on the date of the new senior notes indenture or thereafter incurred.
      The new senior notes are, however, effectively (though not expressly) subordinated to all liabilities and obligations of our Subsidiaries under our new senior secured credit facility, trade payables and lease obligations, if any, and similarly are effectively subordinated to obligations of PRG under our new senior secured credit facility in a principal amount not to exceed $47.5 million to the extent of our assets securing such obligations. The secured debt under our new senior secured credit facility will be the obligations of PRG and most of our Subsidiaries and will be secured by liens and security interests on substantially all of our assets, including the stock of PRG’s Subsidiaries and any intercompany claims PRG may have against its Subsidiaries. Any right by us to receive the assets of any of our Subsidiaries upon the liquidation or reorganization thereof, and, because the new senior notes are solely the obligations of PRG, the consequent right of the holders of the new senior notes to participate in these assets, will be effectively (though not expressly) subordinated to the claims of that Subsidiary’s creditors including trade creditors, except to the extent that we are recognized as a creditor of such Subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such Subsidiary and any Indebtedness of such Subsidiary senior to that held by us. Moreover, PRG’s only source of cash or assets, before or after an insolvency event or before or after liquidation of the Subsidiaries is from dividends on the Subsidiaries’ stock, the payment of interest or principal on intercompany claims, or fees for services provided to the Subsidiaries.
      In addition, the new senior notes indenture explicitly provides that the effective subordination described above shall apply even if a court at some future date determines to pierce the corporate veil between PRG and its Subsidiaries or substantively consolidate the assets and liabilities of PRG and its Subsidiaries. In such event, as between the new senior secured credit facility and the new senior notes, the new senior secured credit facility would be entitled to receive from such consolidated entities the value it would have received through the liens on the stock of PRG’s Subsidiaries (including the proceeds from any sale of such Subsidiaries) and/or the assets of such Subsidiaries as if the corporate veil had not been pierced or substantive consolidation had not been granted.

Holding Company Structure
      We are a holding company with no material assets other than the ownership of the Capital Stock of our Subsidiaries. Our Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the new senior notes or to make any funds available for paying such amounts, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our Subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those Subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our Subsidiaries.

Paying Agent and Registrar for the Notes
      The trustee will initially act as paying agent and registrar for the new senior notes. We may change the paying agent or registrar without prior notice to the holders of the new senior notes, and PRG or any of our Subsidiaries may act as paying agent or registrar.
      We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the new senior notes. The trustee’s claims for such payments will generally be senior to those of the holders of the new senior notes in respect of all funds collected or held by the trustee.

Optional Redemption
      There is no sinking fund for the new senior notes. We may redeem all or part of the new senior notes at any time upon not less than 30 nor more than 60 days’ prior notice at the following redemption prices plus accrued and unpaid interest on the new senior notes to be redeemed to the applicable redemption date, if redeemed during the periods beginning on the Issue Date and each of the other following indicated periods, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date:

Period	Percentage

Issue Date through March 14, 2007	104.00%
March 15, 2007 through March 14, 2008	102.00%
March 15, 2008 and thereafter	100.00%
      Unless we default in the payment of the redemption price, interest will cease to accrue on the new senior notes or portions thereof called for redemption on the applicable redemption date.
      If we do not redeem all of the new senior notes, the trustee will select the new senior notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any new senior notes are to be redeemed in part only, a new senior note or notes in principal amount equal to the unredeemed principal portion thereof will be issued.

Repurchase at the Option of Holders

Change in Control
      If a Change in Control occurs, each holder of new senior notes will have the right to require us to repurchase all of such holder’s new senior notes not previously called for redemption, or any portion of those new senior notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days (or if that 45th day is not a business day, the next succeeding business day) after the date we give notice of the Change in Control at a repurchase price equal to 100% of the principal amount of the new senior notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date; provided that, if such repurchase date is an interest payment date, then the interest payable on such date shall be payable to the holder of record at the close of business on the relevant record date and the repurchase price shall not include such interest payment.
      Within 30 days after the occurrence of a Change in Control, we are required to give notice to all holders of record of new senior notes, as provided in the new senior notes indenture, of the occurrence of the Change in Control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. In order to exercise the repurchase right, a holder of new senior notes must deliver, on or before the 45th day after the date of our notice of the Change in Control, written notice to the trustee of the holder’s exercise of its repurchase right, together with the new senior notes with respect to which the right is being exercised.
      A holder may withdraw the notice at any time prior to the close of business on the repurchase date by delivering a written notice of withdrawal to the trustee as provided in the new senior notes indenture.
      Under the new senior notes indenture, a “Change in Control” of PRG will be deemed to have occurred at such time after the original issuance of the new senior notes when the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

(1) any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

(2) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of (A) common stock solely into shares of common stock of the surviving entity, (B) new Series A convertible preferred stock solely into shares of a series of preferred stock of the surviving entity having the same designations, rights and privileges with respect to such surviving entity as the new Series A convertible preferred stock has with respect to us, and (C) the new Series B convertible preferred stock solely into shares of a series of preferred stock of the surviving entity having the same designations, rights and privileges with respect to such surviving entity as the new Series B convertible preferred stock has with respect to us;

•	during any consecutive two-year, period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our shareholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

•	we are liquidated or dissolved or our shareholders pass a resolution approving a plan of liquidation or dissolution.
      The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
      Rule 13e-4 under the Exchange Act requires the dissemination of information to securityholders if an issuer tender offer occurs and may apply, if the repurchase option becomes available to holders of the new senior notes. We will comply with this rule to the extent applicable at that time.
      We may, to the extent permitted by applicable law, at any time purchase the new senior notes in the open market or by tender at any price or by private agreement. Any new senior note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.
      Our ability to repurchase new senior notes upon the occurrence of a Change in Control is subject to important limitations. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the new senior notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the new senior notes when required following a Change in Control would result in an event of default under the new senior notes indenture.
      Any such default may, in turn, cause a default under existing or other Indebtedness.

Asset Sales
      In the event that we consummate an Asset Sale permitted by the terms and conditions of the new senior notes indenture and the aggregate amount of Excess Proceeds therefrom exceeds $10 million, within twenty business days thereof, we will make an Asset Sale Offer in accordance with the procedures set forth in the new senior notes indenture to all holders of new senior notes and all holders of other indebtedness that is pari passu with the new senior notes containing provisions similar to those set forth in the new senior notes indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of new senior notes and such other pari passu indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, we may use those Excess Proceeds for any purpose not otherwise prohibited by the new senior notes indenture.
      If the aggregate principal amount of the new senior notes and other pari passu indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee shall select the new senior notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.
      We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of new senior notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the new senior notes indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the new senior notes indenture by virtue of such compliance.
Certain Covenants

Restricted Payments
      We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly:

(i) declare or pay any dividend or make any other payment or distribution on account of our or any of our Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving us or any of our Restricted Subsidiaries) or to the direct or indirect holders of our or any of our Restricted Subsidiaries’ Equity Interests in their capacity as such, other than

(A) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of us); or

(B) dividends or distributions by a Restricted Subsidiary; provided, that, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary that is not wholly-owned by PRG or another Restricted Subsidiary, PRG or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving PRG) any Equity Interests of PRG or any direct or indirect parent of PRG;

(iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of PRG or any Restricted Subsidiary that is contractually subordinated to the new senior notes (excluding any intercompany Indebtedness between or among us and any of our Restricted Subsidiaries), except (A) a payment of interest or principal at the Stated Maturity thereof or (B) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of such purchase, repurchase or other acquisition; or

(iv) make any Restricted Investment (all such payments and other actions set forth in these clauses (i) through (iv) being collectively referred to as “Restricted Payments”).
      The foregoing provisions will not prohibit the following Restricted Payments:

(1) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of PRG) of, Equity Interests of PRG (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to us;

(2) the redemption, repurchase or other acquisition or retirement of Indebtedness of us or any Restricted Subsidiary that is contractually subordinated to the new senior notes (excluding any intercompany Indebtedness between or among us and any of our Restricted Subsidiaries) made by exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, new Indebtedness of us which is incurred in compliance with the covenant described below under “— Incurrence of Indebtedness and Issuance of Preferred Stock” so long as:

(A) the principal amount of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on the subordinated Indebtedness being so redeemed, repurchased, acquired or retired, plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the subordinated Indebtedness being so redeemed, repurchased, acquired or retired, plus reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness,

(B) such Indebtedness is subordinated to the new senior notes at least to the same extent as such subordinated Indebtedness so redeemed, repurchased, acquired or retired,

(C) such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the subordinated Indebtedness being so redeemed, repurchased, acquired or retired, and

(D) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(3) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement of Equity Interests of PRG held by any future, present or former employee, director or consultant of us, any of its Subsidiaries or any of its direct or indirect parents pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (3) do not exceed in any calendar year $1.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years);

(4) repurchases of Equity Interests deemed to occur upon cashless exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants or cash payments made to satisfy tax obligations in accordance with the management incentive plan; or

(5) the repurchase, redemption or other acquisition or retirement of any subordinated Indebtedness pursuant to the provisions similar to those described under “— Redemption at the Option of Holders — Change in Control” and “— Asset Sales”; provided that all new senior notes tendered by holders in connection with a Change in Control or an Asset Sale Offer, as applicable, have been repurchased, redeemed, acquired or retired.

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (3) or (5) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

      The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by us or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by our Board of Directors whose resolution with respect thereto will be delivered to the Trustee in the event that the Fair Market Value exceeds $10.0 million.
      The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by PRG and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount equal to the lesser of (i) the Fair Market Value of our Investment in such Subsidiary as of the date of such redesignation and (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date, determined in accordance with the preceding paragraph. Such designation will be permitted only if a payment of such amount would be permitted at such time pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the new senior notes indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock
      We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and we will not issue any Disqualified Stock and will not permit any of our Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the foregoing restrictions shall not prohibit us and our Restricted Subsidiaries from incurring any of the following items of Indebtedness or issuances of Disqualified Stock or preferred stock (collectively, “Permitted Debt”):

(i) Indebtedness incurred under the Credit Facilities (including the related Guarantees thereof and fees, expenses and accrued interest related thereto), the principal amount of which (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of us and our Restricted Subsidiaries thereunder) does not exceed $47.5 million outstanding at any one time under this clause (i), less the aggregate amount of all Net Proceeds of Asset Sales applied by us or any of our Restricted Subsidiaries since the Issue Date to repay any term Indebtedness with the effect of permanently reducing such term Indebtedness and revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described under “— Asset Sales” (it being understood that a temporary reduction of revolving credit Indebtedness with Net Proceeds pending application thereof as permitted by such covenant shall not reduce the amounts available for borrowing under this clause (i));

(ii) the incurrence by us of Indebtedness represented by the new senior notes and the new senior convertible notes and, if applicable, the series A convertible preferred stock and series B convertible preferred stock to be issued on the date hereof;

(iii) the issuance by any of our Restricted Subsidiaries to us or to any of our Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(A) any subsequent issuance or transfer of Capital Stock that results in any such preferred stock being held by a Person other than us or a Restricted Subsidiary; and

(B) any sale or other transfer of any such preferred stock to a Person that is not either us or a Restricted Subsidiary,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (iii);

(iv) the Guarantee by us or any of our Restricted Subsidiaries of Indebtedness of us or our Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

(v) Existing Indebtedness (other than Indebtedness described in clause (i) above);

(vi) Indebtedness (including Capital Lease Obligations), Disqualified Stock and preferred stock incurred by us or any of our Restricted Subsidiaries, to finance the purchase, lease, construction or improvement of property (real or personal) or equipment that is used or useful in a Permitted Business, in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (vi) does not exceed at any time in the aggregate outstanding $10.0 million;

(vii) Indebtedness incurred by any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence; provided, further, that any such Indebtedness outstanding and incurred pursuant to this clause (vii) does not exceed at any time in the aggregate outstanding $5.0 million;

(viii) the incurrence by us or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refund, refinance, defease, renew or replace, any Indebtedness, Disqualified Stock or preferred stock incurred under clauses (ii), (v) and (vi) above, this clause (viii) and clause (ix) below or any Permitted Refinancing Indebtedness incurred in exchange for, or the net proceeds of which are used to extend, refund, refinance, defease, renew or replace, such Indebtedness, Disqualified Stock or preferred stock including additional Indebtedness, Disqualified Stock or preferred stock incurred to pay premiums (including tender premiums), defeasance costs and fees in connection therewith prior to its respective maturity;

(ix) Indebtedness of us owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by us or any other Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (except to us or a Restricted Subsidiary) shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the issuer thereof; and

(x) the incurrence by us or any of the Restricted Subsidiaries of Indebtedness, Disqualified Stock or preferred stock in an aggregate principal amount at any time outstanding under this clause (x) not to exceed $7.5 million.

      For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xiv) in the immediate preceding paragraph above, we, in our sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or preferred stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or preferred stock in one of the above clauses. For purposes of determining compliance with this covenant, at the time of incurrence, we will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.
      Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or preferred stock for purposes of this covenant.
      For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.
      Notwithstanding the foregoing, we will not, directly or indirectly, incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of PRG unless such Indebtedness is also contractually subordinated in right of payment to the new senior notes on substantially identical terms.
      The amount of any Indebtedness outstanding as of any date will be:

•	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

•	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

•	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of: (A) the Fair Market Value of such assets at the date of determination; and (B) the amount of the Indebtedness of the other Person.

Asset Sales
      We will not, and will not permit any of our Restricted Subsidiaries to, consummate an Asset Sale unless:

(i) we (or the Restricted Subsidiary, as the case may be) receive consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Stock issued or sold or otherwise disposed of; and

(ii) at least 75% of the consideration received in the Asset Sale by PRG or such Restricted Subsidiary is in the form of cash. For purposes of this provision (but not the definition of Net Proceeds), each of the following will be deemed to be cash:

(A) Cash Equivalents;

(B) any liabilities, as shown on our most recent consolidated balance sheet, of us or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the new senior notes) that are assumed by the transferee of any such assets pursuant to a customary assumption agreement that releases us or such Restricted Subsidiary from further liability; and

(C) any securities, notes or other obligations received by us or any such Restricted Subsidiary from such transferee that are, within 180 days of the Asset Sale, converted by us or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.
      Within 365 days after the receipt of any Net Proceeds from an Asset Sale, we (or our applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at our option:

(i) to repay or prepay Indebtedness of PRG or our Restricted Subsidiaries and, if such Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; or

(ii) to acquire (or enter into a definitive agreement to acquire, the closing of which is expected to occur no later than 455 days following the receipt of such Net Proceeds) all or substantially all of the assets of, or any Capital Stock of, another Person engaged in a Permitted Business (if, after giving effect to any such acquisition of Capital Stock, such Person is or becomes a Restricted Subsidiary of PRG), or to invest in productive assets of a kind used or usable by us or our Restricted Subsidiaries in a Permitted Business.
      Pending the final application of any Net Proceeds, PRG may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by this Indenture.
      Any net proceeds from asset sales that are not applied or invested as provided above will constitute “Excess Proceeds” to be used to repurchase all or part of the new senior notes or other indebtedness that is pari passu with the new senior notes. See “— Repurchase at the Option of Holders — Asset Sales.”

Transactions with Affiliates
      We will not, and will not permit any of our Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of PRG (each, an “Affiliate Transaction”), unless:

(i) the Affiliate Transaction is on terms that are no less favorable to us or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by us or such Restricted Subsidiary with an unrelated Person; and

(ii) we deliver to the trustee:

(A) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $3.0 million, a resolution of our Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (i) of this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of PRG; and

(B) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to PRG or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.
      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of this covenant:

(i) any consulting or employment agreement or arrangements, incentive compensation plan, stock option or stock ownership plan, employee benefit plan, severance arrangements, officer or director indemnification agreement or any similar arrangement entered into by us or any of our Restricted Subsidiaries for the benefit of directors, officers, employees and consultants of us or a direct or indirect parent of us and payments and transactions pursuant thereto, including without limitation, pursuant to the management incentive plan;

(ii) transactions between or among PRG and/or our Restricted Subsidiaries;

(iii) transactions with a Person (other than an Unrestricted Subsidiary of us) that is an Affiliate of us solely because we own, directly or through a Restricted Subsidiary, an Equity Interest in, or control, such Person;

(iv) payment of reasonable directors’ fees to Persons who are not employees of us;

(v) any Investment of us or any of our Restricted Subsidiaries existing on the date of the new senior notes indenture and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case pursuant to the terms of such Investments as in effect on the date of the senior notes indenture; and

(vi) transactions described in this offering circular.

Limitation on Liens
      We will not and will not permit any of our Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness upon any of their property or assets, now owned or hereafter acquired, other than Permitted Liens, unless all payments due on the new senior notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien; provided that if such Indebtedness is by its terms expressly subordinated to the new senior notes, the Lien securing such Indebtedness shall be subordinate and junior to the Lien securing the new senior notes with the same relative priority as such subordinate or junior Indebtedness shall have with respect to the new senior notes.

Business Activities
      We will not, and will not permit any of our Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to us and our Restricted Subsidiaries taken as a whole.

Payments for Consent
      We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of new senior notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the new senior notes indenture or the new senior notes unless such consideration is offered to be paid and is paid to all holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Consolidation, Mergers and Sales of Assets
      PRG shall not consolidate with, merge or amalgamate with or into any other Person or convey, transfer or lease the properties and assets of PRG and its Restricted Subsidiaries, taken as a whole, substantially as an entirety to any Person, unless:

(i) either (A) PRG shall be the continuing corporation or (B) the Person (if other than PRG) formed by such consolidation or into which PRG is merged or amalgamated or the Person which acquires by conveyance, transfer or lease the properties and assets of PRG substantially as an entirety (1) shall be organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and (2) shall expressly assume, by a supplemental indenture executed and delivered to the trustee in form reasonably satisfactory to the trustee, all of the obligations of PRG under the new senior notes and the new senior notes indenture;

(ii) at the time of such transaction, no Event of Default and no event which, after notice or lapse of time, would become an Event of Default, shall have happened and be continuing; and

(iii) we shall have delivered to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the terms of this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.
      For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of the properties and assets of one or more Subsidiaries (other than to us or another Subsidiary), which, if such assets were owned by us, would constitute all or substantially all of the properties and assets of us, shall be deemed to be the transfer of all or substantially all of the properties and assets of PRG.
Event of Default
      Each of the following constitutes an Event of Default under the new senior notes indenture:

(1) our failure to pay when due the principal of or premium, if any, on any of the new senior notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

(2) our failure to pay an installment of interest (including Registration Delay Payments, if any) on any of the new senior notes that continues for 30 days after the date when due;

(3) our failure to perform or observe any other term, covenant or agreement contained in the new senior notes or the new senior notes indenture for a period of 30 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the new senior notes then outstanding;

(4) our failure to give the notice required by the new senior notes indenture regarding any Change in Control or Asset Sale Offer within the time period prescribed by the new senior notes indenture after the occurrence of such Change in Control or Asset Sale;

(5) (A) one or more defaults in the payment of principal of or premium, if any, on any of our or our Restricted Subsidiaries’ indebtedness aggregating $5.0 million or more, when the same becomes due and payable at the scheduled maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have cured or waived within a thirty day period after the date of such default or (B) any of our or our Restricted Subsidiaries’ indebtedness aggregating $5.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required payment) prior to the scheduled maturity thereof and such acceleration is not rescinded or annulled within a thirty day period after the date of such acceleration;

(6) final unsatisfied judgments not covered by insurance aggregating in excess of $5.0 million rendered against us or any of our Restricted Subsidiaries and not stayed, bonded or discharged within 60 days;

(7) certain events of our bankruptcy, insolvency or reorganization or that of any Significant Subsidiaries, including our filing of a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code; or

(8) one or more defaults under the new convertible notes indenture with respect to the new senior convertible notes should have occurred and be continuing.
      The new senior notes indenture provides that the trustee shall, within 90 days of the occurrence of an Event of Default, give to the registered holders of the new senior notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the new senior notes when due or in the payment of any redemption or repurchase obligation.
      If an Event of Default specified in clause (7) above occurs and is continuing, then automatically the principal of all the new senior notes and the accrued and unpaid interest thereon shall become immediately due and payable. If an Event of Default shall occur and be continuing, other than with respect to clause(7) above, the default not having been cured or waived as provided under “— Modifications and Waiver” below, the trustee or the holders of at least 25% in aggregate principal amount of the new senior notes then outstanding may declare the new senior notes due and payable at their principal amount together with accrued and unpaid interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of new senior notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the new senior notes then outstanding upon the conditions provided in the new senior notes indenture.
      The new senior notes indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of new senior notes before proceeding to exercise any right or power under the new senior notes indenture at the request of such holders. The new senior notes indenture provides that, subject to certain limitations, the holders of a majority in aggregate principal amount of the new senior notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.
      We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the new senior notes indenture.

     Modifications and Waiver
      The new senior notes indenture, including the terms and conditions of the new senior notes, may be modified or amended by us and the trustee, without the consent of the holder of any new senior note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of new senior notes;

•	surrendering any right or power conferred upon us;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in the new senior notes indenture;

•	complying with the covenant described under “— Consolidations, Mergers and Sales of Assets;” or

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of new senior notes.
      Modifications and amendments to the new senior notes indenture or to the terms and conditions of the new senior notes may also be made, and noncompliance by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the new senior notes at the time outstanding or by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the new senior notes represented at the meeting.
      However, no such modification, amendment or waiver may, without the written consent of the holder of each new senior note affected:

•	change the maturity of the principal of or any installment of interest on (including Registration Delay Payments, if any), any new senior note, including payment of Registration Delay Payments, if any;

•	reduce the principal amount of, or any premium, if any, on any new senior note;

•	reduce the interest rate or interest on (including Registration Delay Payments, if any), any new senior note;

•	change the currency of payment of principal of, premium, if any, or interest of any new senior note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any new senior note; or

•	reduce the percentage in aggregate principal amount of new senior notes outstanding necessary to modify or amend the new senior notes indenture or to waive any past default.
     Satisfaction and Discharge
      We may discharge our obligations under the new senior notes indenture while new senior notes remain outstanding, subject to certain conditions, if:

•	all outstanding new senior notes will become due and payable at their scheduled maturity within 60 days; or

•	all outstanding new senior notes are scheduled for redemption within 60 days;

and, in either case, we have deposited with the trustee for the purpose of making such principal or redemption payment an amount sufficient to pay and discharge all outstanding new senior notes on the date of their scheduled maturity or the scheduled date of redemption.

     Governing Law
      The new senior notes indenture and the new senior notes will be governed by, and construed in accordance with, the law of the State of New York.
     Information Concerning the Trustee
      U.S. Bank National Association, as trustee under the new senior notes indenture, has been appointed by us as paying agent and registrar with regard to the new senior notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.
     Certain Definitions
      Set forth below is certain of the defined terms used in the covenants and other provisions of the new senior notes indenture. Reference is made to the new senior notes indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.
      “Acquired Debt” means, with respect to any specified Person:

(i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.
      “Affiliate” of any specified Person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, “control” when used with respect to any specified person means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
      “Asset Sale” means:

(i) the sale, lease, conveyance or other disposition of any property or assets of PRG or any Restricted Subsidiary; or

(ii) the issuance of Equity Interests in PRG or in any of PRG’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.
      Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(a) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $10.0 million;

(b) a transfer of assets between or among PRG and its Restricted Subsidiaries;

(c) an issuance of Equity Interests by a Restricted Subsidiary of PRG to PRG or to a Restricted Subsidiary of PRG;

(d) the licensing on a non-exclusionary basis of intellectual property or other general intangibles to third persons on customary terms as determined by the Board of Directors in good faith and the ordinary course of business;

(e) the sale or disposition in the ordinary course of business of any property or equipment that has become damaged, worn-out or obsolete, in the ordinary course of business;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property for use in a Permitted Business;

(g) the sale or other disposition of cash or Cash Equivalents;

(h) a Restricted Payment that does not violate the covenant set forth under “— Certain Covenants — Restricted Payments” or a Permitted Investment;

(i) the sale, lease, sub-lease, license, sub-license, consignment, conveyance or other disposition of equipment, inventory or other assets in the ordinary course of business, including leases with respect to facilities that are temporarily not in use or pending their disposition, or accounts receivable in connection with the compromise, settlement or collection thereof;

(j) the creation of a Lien (but not the sale or other disposition of property subject to such Lien); or

(k) the sale of all or substantially all of the assets of PRG and its Subsidiaries in compliance with the covenant described under “— Certain Covenants — Consolidations, Mergers and Sales of Assets.”
      “Board of Directors” means either the board of directors of PRG or any duly authorized committee of such board.
      “Board Resolution” means a resolution duly adopted by the Board of Directors, a copy of which, certified by the Secretary or an Assistant Secretary of PRG to be in full force and effect on the date of such certification, shall have been delivered to the Trustee.”
      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.
      “Capital Stock” of any corporation means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that corporation.
      “Cash Equivalents” means:

(i) United States dollars;

(ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 360 days from the date of acquisition;

(iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better at the time of acquisition;

(iv) repurchase obligations for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above;

(v) commercial paper having at the time of acquisition one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Service and, in each case, maturing within nine months after the date of acquisition;

(vi) securities issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and at the time of acquisition thereof, having one of the two highest ratings obtainable from either Standard & Poor’s Rating Services or Moody’s Investors Service, Inc.;

(vii) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(viii) local currencies held by PRG or any of its Restricted Subsidiaries, from time to time in the ordinary course of business and consistent with past practice.

      “Common Stock” means the Common Stock, without par value, of PRG authorized on the Issue Date or any stock of any class of Capital Stock of a successor to PRG which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of such successor to PRG.
      “Credit Agreement” means the Credit Agreement, to be dated as of the Issue Date, by and among PRG-Schultz USA, Inc., as borrower, PRG and certain Subsidiaries, as guarantors, and Ableco Finance LLC, as lender and agent thereunder.
      “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), indentures or commercial paper facilities, in each case, with banks or other institutional lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuances of notes, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise), substituted or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.
      “Default” or “default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the new senior notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require PRG to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that PRG may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant set forth under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that PRG and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “Existing Indebtedness” means Indebtedness of PRG and its Restricted Subsidiaries in existence on the Issue Date.
      “Existing Notes” means PRG’s existing 4 3/4% Convertible Subordinated Notes due 2006.
      “Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of PRG (unless otherwise provided in this Indenture).
      “GAAP” means United States generally accepted accounting principles as in effect from time to time.

      “Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, contingent or otherwise, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.
      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(i) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designated for the purpose of fixing, hedging or swapping interest rate risk;

(ii) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(iii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.
      “Holder” or means a person in whose name a new senior note is registered on the Registrar’s books.
      “Indebtedness” means, with respect to any Person, without duplication:

(i) all indebtedness, obligations and other liabilities, contingent or otherwise, of such Person for borrowed money (including overdrafts) or for the deferred purchase price of property or services, if and to the extent such obligations, liabilities or indebtedness would appear as a liability of such Person on a balance sheet prepared in accordance with GAAP, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities;

(ii) all obligations of such Person evidenced by bonds, credit or loan agreements, notes, debentures or other similar instruments;

(iii) indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), if and to the extent such obligations, liabilities or indebtedness would appear as a liability of such Person on a balance sheet prepared in accordance with GAAP, but excluding trade payables arising in the ordinary course of business;

(iv) all obligations and liabilities, contingent or otherwise, in respect of Capital Lease Obligations of such Person;

(v) all Hedging Obligations of such Person;

(vi) all indebtedness referred to in (but not excluded from) the preceding clauses (i) through (v) of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien or with respect to property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured);

(vii) all guarantees by such Person of indebtedness referred to in this definition or of any other Person; and

(viii) any and all refinancings, replacements, deferrals, renewals, extensions and refundings of or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (i) through (vii) above.

      “Interest Payment Date” means the Stated Maturity of an installment of interest on the new senior notes.
      “Interest Rate” means 11.0% per annum.
      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates of such Person) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding (i) commission, travel and similar advances to officers and employees made in the ordinary course of business and (ii) extensions of credit to customers or advances, deposits or payment to or with suppliers, lessors or utilities or for workers’ compensation, in each case, that are incurred in the ordinary course of business and recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If PRG or any Restricted Subsidiary of PRG sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of PRG such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of PRG, PRG will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of PRG’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the penultimate paragraph of the covenant described under “— Certain Covenants — Restricted Payments.” Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.
      “Issue Date” of any new senior note means the date on which the new senior note was originally issued or deemed issued as set forth on the face of the new senior note.
      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset given to secure Indebtedness, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction with respect to any such lien, security interest).
      “Net Proceeds” means the aggregate cash proceeds received by PRG or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration, including Designated Non-cash Consideration, received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, appraisal and insurance adjuster fees and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account, without duplication, (1) any amounts required to be applied to the repayment of Indebtedness, other than revolving credit Indebtedness unless there is a required reduction in commitments, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (2) any reserve or payment with respect to liabilities associated with such asset or assets and retained by PRG or a Restricted Subsidiary after such sale or other disposition thereof, including, without limitation, severance costs, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction, (3) any reserves for adjustment in respect of the sale price of such asset established in accordance with GAAP, and (4) any cash escrows in connection with purchase price adjustments, reserves or indemnities (until released).
      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither PRG nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of PRG or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which (a) the explicit terms provide that there is no recourse against any assets of PRG or any of its Restricted Subsidiaries or (b) the lenders have been notified in writing that they will not have any recourse to the stock or assets of PRG or any of its Restricted Subsidiaries.
      “Permitted Business” means any business engaged in by PRG or any of its Restricted Subsidiaries on the Issue Date and any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which PRG and its Restricted Subsidiaries are engaged on the Issue Date.
      “Permitted Investments” means:

(1) any Investment in PRG or in a Restricted Subsidiary of PRG;

(2) any Investment in Cash Equivalents;

(3) any Investment by PRG or any Restricted Subsidiary of PRG in a Person, if as a result of such Investment:

(A) such Person becomes a Restricted Subsidiary of PRG; or

(B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, PRG or a Restricted Subsidiary of PRG;

(4) any Investment made as a result of the receipt of non-cash consideration from (a) an Asset Sale that was made pursuant to and in compliance with the covenant set forth under “— Certain Covenants — Assets Sales” hereof or (b) a sale or other disposition of assets not constituting an Asset Sale;

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of PRG or a direct or indirect parent of PRG;

(6) any Investment acquired by PRG or any of its Restricted Subsidiaries:

(A) in exchange for any other Investment or accounts receivable held by PRG or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of a Person or the good faith settlement of delinquent obligations of a Person or of a litigation, arbitration or other dispute, or

(B) as a result of a foreclosure by PRG or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Investments represented by Hedging Obligations;

(8) repurchases or redemptions of the new senior convertible notes, the existing notes and the new senior notes;

(9) repurchases or redemptions of PRG’s Series A Preferred Stock or Series B Preferred Stock;

(10) any Investment of PRG or any of its Restricted Subsidiaries existing on the date of this Indenture and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case pursuant to the terms of such Investments as in effect on the date of this Indenture;

(11) Guarantees otherwise permitted by the terms of this Indenture;

(12) receivables owing to PRG or any Restricted Subsidiary, prepaid expenses, and deposits, if created, acquired or entered into in the ordinary course of business;

(13) payroll, business-related travel, and similar advances to cover matters that are expected at the time of such advances to be ultimately treated as expenses for accounting purposes and that are made in the ordinary course of business;

(14) Investments resulting from the acquisition of a Person, otherwise permitted by this Indenture, which Investments at the time of such acquisition were held by the acquired Person and were not acquired in contemplation of the acquisition of such Person; and

(15) Investments in a Permitted Business having an aggregate Fair Market Value outstanding at any one time not to exceed $10.0 million.
      “Permitted Liens” means:

(1) Liens for taxes, assessments or governmental charges or levies not yet due and payable or delinquent and Liens for taxes, assessments or governmental charges or levies, which are being contested in good faith by appropriate proceedings;

(2) Liens in respect of property of PRG or any Restricted Subsidiary imposed by law, which were incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers’, warehousemen’s, materialmen’s, landlords’ and mechanics’ Liens, maritime Liens and other similar Liens arising in the ordinary course of business;

(3) Liens securing Existing Indebtedness on property of PRG or any Restricted Subsidiary existing on the Issue Date;

(4) easements, rights-of-way, restrictions (including zoning restrictions), covenants, encroachments, protrusions and other similar charges or encumbrances, and minor title deficiencies on or with respect to any real property, in each case whether now or hereafter in existence, not (i) securing Indebtedness, (ii) individually or in the aggregate materially impairing the value or marketability of such real property and (iii) individually or in the aggregate materially interfering with the conduct of the business of PRG and its Restricted Subsidiaries at such real property;

(5) Liens arising out of judgments or awards not resulting in an Event of Default and in respect of which PRG or any Restricted Subsidiary shall in good faith be prosecuting an appeal or proceedings for review in respect of which there shall be secured a subsisting stay of execution pending such appeal or proceedings;

(6) Liens (other than any Lien imposed by the United States Employee Retirement Income Security Act of 1974, as amended) (i) imposed by law or deposits made in connection therewith in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or public utility obligations, (ii) incurred in the ordinary course of business to secure the performance of tenders, statutory obligations (other than excise taxes), surety, stay, customs and appeal bonds, statutory bonds, bids, leases, government contracts, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) or (iii) arising by virtue of deposits made in the ordinary course of business to secure liability for premiums to insurance carriers;

(7) Leases with respect to the properties of PRG or any Restricted Subsidiary, in each case entered into in the ordinary course of PRG or Restricted Subsidiary’s business, so long as they do not, individually or in the aggregate, (i) interfere in any material respect with the ordinary conduct of the business of PRG’s and the Restricted Subsidiaries and (ii) materially impair the use (for its intended purposes) or the value of the property subject thereto;

(8) Liens securing the Indebtedness (including all obligations in respect thereof) described in clause (i) under the definition of Permitted Debt under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and Hedging Obligations, subject to the limitations set forth in clause (x) under the definition of Permitted Debt under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” payable to any lender or holder of such Indebtedness or an Affiliate thereof to the extent such Hedging Obligations are secured by Liens on assets also securing such Indebtedness (including all obligations in respect thereof);

(9) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by PRG or any Restricted Subsidiary in the ordinary course of business in accordance with the past practices;

(10) Liens securing Indebtedness incurred pursuant to clause (vi) of the definition of Permitted Debt under the covenant “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that (i) the Indebtedness secured by any such Lien (including refinancings thereof) does not exceed 100% of the cost (including fees and premiums in connection with such transactions) of the property being acquired, leased or otherwise financed at the time of the incurrence of such Indebtedness and (ii) any such Liens attach only to the property being financed pursuant to such Indebtedness and do not encumber any other property of PRG or any Restricted Subsidiary;

(11) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by PRG or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(12) Liens securing Acquired Debt (and any Permitted Refinancing Indebtedness which refinances such Acquired Debt) incurred in accordance with the definition of Permitted Debt under the covenant “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that (i) such Liens secured the Acquired Debt at the time of and prior to the incurrence of such Acquired Debt by PRG or a Restricted Subsidiary and were not granted in connection with, or in anticipation of the incurrence of such Acquired Debt by PRG or a Restricted Subsidiary and (ii) such Liens do not extend to or cover any property of PRG or its Restricted Subsidiaries other than the property that secured the Acquired Debt prior to the time such Indebtedness became Acquired Debt of PRG or Restricted Subsidiary;

(13) licenses of the patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, copyrights, trade-secrets, know-how and processes, granted by PRG or any Restricted Subsidiary in the ordinary course of business and not interfering in any material respect with the ordinary conduct of the business of PRG and its Restricted Subsidiaries;

(14) Liens in favor of PRG or any Restricted Subsidiary;

(15) Liens on Equity Interests in any Unrestricted Subsidiaries that secure Indebtedness of such Unrestricted Subsidiary;

(16) Liens securing Permitted Refinancing Indebtedness; provided that the terms of such Liens are not less favorable to the Holders in any material respect, taken as a whole, as compared to the terms of the Liens (if any) securing such refinanced Indebtedness;

(17) Liens extending, renewing or replacing, in whole or in part, any of the Liens referred to above, so long as that Lien does not extend to any other property (other than improvements, accessions, proceeds or dividends or distributions with respect thereto); and

(18) Liens securing Indebtedness incurred pursuant to clause (x) of the definition of Permitted Debt under the covenant “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”
      “Permitted Refinancing Indebtedness” means:

(1) any Indebtedness of any of PRG or its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of any of PRG’s or its Restricted Subsidiaries; provided that:

(A) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including the amount of any reasonably determined premium and defeasance costs, incurred in connection therewith and other amounts necessary to accomplish such refinancing);

(B) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(C) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the new senior notes, such Permitted Refinancing Indebtedness and is subordinated in right of payment to the new senior notes on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(2) any Disqualified Stock of PRG or preferred stock of any of PRG’s Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, refund, replace, defease or discharge other Indebtedness or Disqualified Stock of PRG or preferred stock of any of PRG’s Restricted Subsidiaries (other than Indebtedness or Disqualified Stock held by PRG or any of its Restricted Subsidiaries including intercompany Indebtedness); provided that:

(A) the liquidation or face value of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, or the liquidation or face value of the Disqualified Stock, as applicable, so renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest or dividends thereon and the amount of any reasonably determined premium incurred in connection therewith);

(B) such Permitted Refinancing Indebtedness has a final redemption date equal to or later than the final maturity or redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged; and

(C) such Permitted Refinancing Indebtedness is subordinated in right of payment to the new senior notes on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged.
      “person” or “Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof, including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business.
      “principal” of a Note means the principal amount due on the Stated Maturity of the principal payment of such new senior note as set forth on the face of the new senior note.

      “Registration Rights Agreement” means that certain Registration Rights Agreement dated as of the Issue Date, by and among PRG and certain holders listed on Exhibit A thereto.
      “Restricted Investment” means an Investment other than a Permitted Investment.
      “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.
      “Series A Convertible Preferred Stock” means PRG’s Senior Series A Convertible Participating Preferred Stock.
      “Series B Convertible Preferred Stock” means PRG’s Senior Series B Convertible Participating Preferred Stock.
      “Significant Subsidiary” means a Subsidiary of PRG, including its Subsidiaries, which meets any of the following conditions:

(A) PRG’s and its other Subsidiaries’ Investments in and advances to the Subsidiary exceed 10.0% of the total assets of PRG and its Subsidiaries consolidated as of the end of any two of the three most recently completed fiscal years; or

(B) PRG’s and its other Subsidiaries’ proportionate share of the total assets of the Subsidiary exceeds 10.0% of the total assets of PRG and its Subsidiaries consolidated as of the end of any two of the three most recently completed fiscal years; or

(C) PRG’s and its other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 10.0% of such income of PRG and its Subsidiaries consolidated as of the end of any two of the three most recently completed fiscal years.
      “Stated Maturity”, means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of this Indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.
      “Subsidiary” means (i) a corporation, a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is, at the date of determination, directly or indirectly owned by PRG, by one or more Subsidiaries of PRG or by PRG and one or more Subsidiaries of PRG, (ii) a partnership in which PRG or a Subsidiary of PRG holds a majority interest in the equity capital or profits of such partnership, or (iii) any other person (other than a corporation) in which PRG, a Subsidiary of PRG or PRG and one or more Subsidiaries of PRG, directly or indirectly, at the date of determination, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such person.
      “Unrestricted Subsidiary” means any Subsidiary of PRG that is designated by the Board of Directors of PRG as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(a) has no Indebtedness other than Non-Recourse Debt;

(b) except as permitted by the covenant described under “— Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with PRG or any Restricted Subsidiary of PRG unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to PRG or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of PRG;

(c) is a Person with respect to which neither PRG nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of PRG or any of its Restricted Subsidiaries unless such Guarantee or credit support is released upon its designation as an Unrestricted Subsidiary.

      The Board of Directors of PRG may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.
      Any such designation by the Board of Directors of PRG shall be notified by PRG to the Trustee by promptly filing with the Trustee a copy of the resolution adopted by the Board of Directors of PRG giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions, as applicable.
      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.
New Senior Convertible Notes
     General
      The new senior convertible notes

•	are senior unsecured obligations of PRG;

•	are senior in right of payment to all existing and future subordinated Indebtedness of PRG, including the existing notes, if any;

•	are effectively (but not expressly) subordinated to our existing and future secured Indebtedness to the extent of the collateral securing that Indebtedness, and to the existing and future liabilities of our Subsidiaries, including our new senior secured credit facility; and

•	are pari passu in right of payment with the new senior notes and any future senior Indebtedness of PRG.
      None of our Subsidiaries will be obligated for the payment of our obligations under the new senior convertible notes.
     Principal, Maturity and Interest
      We will issue new senior convertible notes in the aggregate principal amount of $60.0 million on the Issue Date (assuming all outstanding existing notes are tendered and exchanged in the exchange offer). Under the new senior convertible notes indenture, the aggregate principal amount of the new senior convertible notes outstanding is limited to $98.0 million, which includes the principal amount issued on the Issue Date, plus an aggregate amount of up to $38.0 million additional new senior convertible notes authorized for the purpose of issuing new senior convertible notes in lieu of cash interest at our option.
      The new senior convertible notes will mature on March 15, 2011, unless earlier redeemed by us, repurchased at the option of the holders upon the occurrence of a Change in Control described below under the subheadings “— Optional Redemption” and “— Repurchase at the Option of the Holders Upon

a Change in Control,” or converted into shares of new series B convertible preferred stock or common stock.
      The new senior convertible notes bear interest at the rate of 10.0% per annum from the date of issuance of the new senior convertible notes, or from the most recent date to which interest had been paid or provided for. Interest will be payable semi-annually on March 15 and September 15 of each year, commencing September 15, 2006 to holders of record at the close of business on the preceding March 1 and September 1, respectively.
      Interest on the new senior convertible notes shall be paid either in cash or, at the election of PRG, in the form of additional new senior convertible notes of like tenor and issued to the holder in the amount of such interest payable on such interest payment date.
      Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the payment at maturity, purchase by us at the option of the holder or redemption by us of any new senior convertible notes, interest will cease to accrue on such new senior convertible notes under the terms of and subject to the conditions of the new senior convertible notes indenture.
      If any interest payment date or maturity date of a new senior convertible note or date for repurchase of a new senior convertible note at the option of the holder following a Change in Control is not a business day, then payment of the principal, premium, if any, and interest due on that date may be made on the next business day. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, maturity date or repurchase date, as the case may be.
     Transfer, Payment and Form
      The new senior convertible notes will be issued in book-entry form and are evidenced by one or more global certificates, which we sometimes refer to as “global notes,” registered in the name of Cede & Co., as nominee for The Depository Trust Company (DTC). Holders of interests in global notes are not entitled to receive new senior convertible notes in definitive certificated form registered in their names except in limited circumstances.
      Principal will be payable, and the new senior convertible notes, in certificated form, may be presented for registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be at the office of U.S. Bank National Association. See “— Global Notes; Book-Entry Form.”
      Payment of interest on global notes will be made to DTC or its nominee. Payment of cash interest on new senior convertible notes in definitive certificated form will be made against presentation of those new senior convertible notes at the agency referred to in the preceding paragraph or, at our option, by mailing checks payable to the persons entitled to that interest to their addresses as they appear in the note register. A holder of new senior convertible notes with an aggregate principal amount in excess of $5 million may be paid by wire transfer in immediately available funds at the election of such holder. Payment of interest in the form of additional new senior convertible notes will be made in respect of global notes by increasing the principal amount thereof, and in respect of new senior convertible notes in definitive certificated form by issuance of additional new senior convertible notes in definitive certificated form payable to the persons entitled to that interest at their address as they appear in the note register or against presentation of those new senior convertible notes at the agency referred to in the preceding paragraph.
     Ranking
      The right to payment on the new senior convertible notes of principal, premium (if any), interest, and liquidated damages, if any, is senior in right of payment, as set forth in the new convertible notes indenture, to the existing notes and pari passu with respect to payment of all senior Indebtedness of PRG, including all of our secured Indebtedness, the new senior notes and all of our general unsecured obligations, whether outstanding on the date of the new senior convertible notes indenture or thereafter incurred.

      The new senior convertible notes are, however, effectively (though not expressly) subordinated to all liabilities and obligations of our Subsidiaries under our new senior secured credit facility, trade payables and lease obligations, if any, and similarly are effectively subordinated to obligations of PRG under our new senior secured credit facility in a principal amount not to exceed $47.5 million to the extent of our assets securing such obligations. The secured debt under our new senior secured credit facility will be the obligations of PRG and most of our Subsidiaries and will be secured by liens and security interests on substantially all of our assets, including the stock of PRG’s Subsidiaries and any intercompany claims PRG may have against its Subsidiaries. Any right by us to receive the assets of any of our Subsidiaries upon the liquidation or reorganization thereof, and, because the new senior notes are solely the obligations of PRG, the consequent right of the holders of the new senior convertible notes to participate in these assets, will be effectively (though not expressly) subordinated to the claims of that Subsidiary’s creditors, including trade creditors, except to the extent that we are recognized as a creditor of such Subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such Subsidiary and any Indebtedness of such Subsidiary senior to that held by us. Moreover, PRG’s only source of cash or assets, before or after an insolvency event or before or after liquidation of the Subsidiaries is from dividends on the Subsidiaries’ stock, the payment of interest or principal on intercompany claims, or fees for services provided to the Subsidiaries.
      In addition, the new convertible notes indenture explicitly provides that the effective subordination described above shall apply even if a court at some future date determines to pierce the corporate veil between PRG and its Subsidiaries or substantively consolidate the assets and liabilities of PRG and its Subsidiaries. In such event, as between the new senior secured credit facility and the new senior convertible notes, the new senior secured credit facility would be entitled to receive from such consolidated entities the value it would have received through the liens on the stock of PRG’s Subsidiaries (including the proceeds from any sale of such Subsidiaries) and/or the assets of such Subsidiaries as if the corporate veil had not been pierced or substantive consolidation had not been granted.
     Holding Company Structure
      We are a holding company with no material assets other than the ownership of the Capital Stock of our Subsidiaries. Our Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the new senior convertible notes or to make any funds available for paying such amounts, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our Subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those Subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our Subsidiaries.
      Paying Agent and Registrar for the Notes
      The trustee will initially act as paying agent and registrar for the new senior convertible notes. We may change the paying agent or registrar without prior notice to the holders of the new senior convertible notes, and PRG or any of our Subsidiaries may act as paying agent or registrar.
      We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the new senior convertible notes. The trustee’s claims for such payments will generally be senior to those of the holders of the new senior convertible notes in respect of all funds collected or held by the trustee.
      Restrictive Covenants
      The new convertible notes indenture does not contain any covenants or other provisions to afford protection to holders of the new senior convertible notes in the event of a highly leveraged transaction or a Change in Control of PRG except to the extent described under “— Repurchase at Option of Holders Upon a Change in Control” below.

      Conversion Rights
      The new senior convertible notes are convertible, at the option of the holder prior to maturity, from and after the earlier of (i) the New Conversion Rights Date, or (ii) the B Conversion Date as set forth below.
      In the event that the B Conversion Date has occurred but not the New Conversion Rights Date, the new senior convertible notes shall only be convertible into shares of the new series B convertible preferred stock, and holders of the new senior convertible notes may convert any outstanding new senior convertible notes, or portions thereof, into new series B convertible preferred stock, at a conversion rate of approximately 2.083 shares of new series B convertible preferred stock per $1,000 principal amount of new senior convertible notes. The shares of new series B convertible preferred stock will be issuable only by certificate in definitive form to any such holder and it is expected that the liquidity of such class of our preferred stock will be significantly limited. See “Description of Capital Stock — Preferred Stock — 10.0% Senior Series B Convertible Preferred Stock” and “Risk Factors — Risks Related to the Exchange Offer.”
      From and after the New Conversion Rights Date, the new senior convertible note shall be convertible only into shares of our common stock at an initial conversion price of $0.65 per share of common stock. The initial conversion price provides an initial conversion rate of 1538.462 shares of common stock per $1,000 principal amount of new senior convertible notes, subject to adjustment as described below. Holders may convert the new senior convertible notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no payment or other adjustment will be made on conversion of any new senior convertible notes for interest accrued thereon or for dividends on common stock.
      “New Conversion Rights Date” shall mean the first date on which both (1) the Registration Statement has been declared effective and (2) PRG’s common shareholders have approved an increase in the aggregate authorized shares of our common stock in an amount of at least 140 million shares (subject to adjustment for any stock split, dividend, reclassification or other change in the number of outstanding shares of our common stock prior to such date).
      “B Conversion Date” shall mean August 15, 2006.
      If new senior convertible notes are converted after a record date for an interest payment but prior to the next interest payment date, those new senior convertible notes, other than new senior convertible notes called for redemption, will receive interest payable on such new senior convertible notes on the corresponding interest payment date notwithstanding the conversion. Such new senior convertible notes, upon surrender, must be accompanied by funds equal to the interest payable to the record holder on the next interest payment date on the principal amount so converted. No payment will be required from a holder if we exercise our right to redeem such notes on a redemption date that occurs after a record date and on or prior to the third business day after that interest payment date. We are not required to issue fractional shares of either new series B convertible preferred stock or common stock, as applicable, upon conversion of new senior convertible notes and instead will pay a cash adjustment in an amount equal to the same fraction of the conversion price at the time of such payment. In the case of new senior convertible notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption, unless we default in the payment of the redemption price.
      A holder may exercise the right of conversion by delivering the new senior convertible note to be converted, duly endorsed or assigned as provided in the indenture, to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the new senior convertible notes, the notice of conversion and any required funds have been so delivered. A holder delivering a new senior convertible note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the new series B convertible preferred stock or common stock, as applicable, for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the new series B convertible preferred stock or common stock in a name other than the holder of the new senior convertible note. Certificates representing shares of new series B convertible preferred stock or common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.
      The initial conversion price for conversions to common stock will be adjusted for certain future events, including:

(i) the issuance of our common stock as a dividend or distribution on our common stock;

(ii) certain subdivisions and combinations of our common stock;

(iii) the issuance to all holders of our common stock of certain rights, options or warrants to purchase our common stock or securities convertible into our common stock (or having a conversion price per share) less than the lower of the current market price (as defined in the indenture) of our common stock or the conversion price then in effect;

(iv) the dividend or other distribution to all holders of our common stock of shares of our capital stock or the capital stock of any of our subsidiaries, other than our common stock, or evidences of our Indebtedness or our assets, including securities, but excluding (a) those rights, options and warrants referred to in clause (iii) above, (b) dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the third succeeding paragraph below or (c) dividends or distributions paid exclusively in cash;

(v) dividends or other distributions consisting exclusively of cash to all holders of our common stock excluding any cash that is distributed upon a reclassification or change of our common stock, merger, consolidation, statutory share exchange, combination, sale or conveyance as described in the third succeeding paragraph below or as part of a distribution referred to in clause (iv) above to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made plus (B) any cash and the fair market value of other consideration paid for any tender or exchange offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock and the number of shares of our common stock then outstanding; and

(vi) the purchase of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries which involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration paid in any other tender offer or exchange offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer or exchange offer for which no adjustment has been made plus (B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of that tender offer or exchange offer for which no adjustment has been made, exceeds 10% of our market capitalization on the expiration of such tender offer or exchange offer.
      In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, as described in clause (iv) above, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on The Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

      No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.
      In the case of:

•	any reclassification or change of our common stock (other than changes resulting from a subdivision or combination);

•	a consolidation, merger or combination involving us;

•	a sale or conveyance to another corporation of all or substantially all of our property and assets; or

•	any statutory share exchange;
in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the new senior convertible notes then outstanding will be entitled thereafter to convert such new senior convertible notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification or change of our common stock, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such transaction. We may not become a party to any such transaction unless its terms are consistent with the foregoing.
      If a taxable distribution to holders of our common stock or transaction occurs which results in any adjustment of the conversion price, the holders of senior convertible notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See “United States Federal Income Tax Considerations.”
      In addition to the foregoing, we will be prohibited from making certain dilutive or other changes in our series B convertible preferred stock prior to the New Conversion Rights Date. We also will not provide for antidilution adjustments in our new management incentive plan that are more favorable than those in effect for the new senior convertible notes.
      Optional Redemption
      There is no sinking fund for the new senior convertible notes. We may not call the new senior convertible notes for redemption unless both of (1) the new senior notes have been paid in full and (2) the New Conversion Rights Date shall have occurred (the “Optional Redemption Conditions”). On or after the first date on which the Optional Redemption Conditions have occurred, we may redeem all or part of the new senior convertible notes at any time upon not less than 30 nor more than 60 days’ prior notice at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption.
      Unless we default in the payment of the redemption price, interest will cease to accrue on the new senior convertible notes or portions thereof called for redemption on the applicable redemption date.
      If we do not redeem all of the new senior convertible notes, the trustee will select the new senior convertible notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any new senior convertible notes are to be redeemed in part only, a new senior convertible note or notes in principal amount equal to the unredeemed principal portion thereof will be issued.

      Repurchase at Option of Holders Upon a Change in Control
      If a Change in Control occurs, each holder of new senior convertible notes will have the right to require us to repurchase all of such holder’s new senior convertible notes not previously called for redemption, or any portion of those new senior convertible notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days (or if that 45th day is not a business day, the next succeeding business day) after the date we give notice of the Change in Control at a repurchase price equal to 100% of the principal amount of the new senior convertible notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date; provided that, if such repurchase date is an interest payment date, then the interest payable on such date shall be payable to the holder of record at the close of business on the relevant record date and the repurchase price shall not include such interest payment.
      Within 30 days after the occurrence of a Change in Control, we are required to give notice to all holders of record of new senior convertible notes, as provided in the new convertible notes indenture, of the occurrence of the Change in Control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. In order to exercise the repurchase right, a holder of new senior convertible notes must deliver, on or before the 45th day after the date of our notice of the Change in Control, written notice to the trustee of the holder’s exercise of its repurchase right, together with the new senior convertible notes with respect to which the right is being exercised.
      A holder may withdraw the notice at any time prior to the close of business on the repurchase date by delivering a written notice of withdrawal to the trustee as provided in the new senior convertible notes indenture.
      Under the new senior convertible notes indenture, a “Change in Control” of PRG will be deemed to have occurred at such time after the original issuance of the new senior convertible notes when the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

(1) any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

(2) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of (A) common stock solely into shares of common stock of the surviving entity, (B) new series A convertible preferred stock solely into shares of a series of preferred stock of the surviving entity having the same designations, rights and privileges with respect to such surviving entity as the new series A convertible preferred stock has with respect to us, and (C) the new series B convertible preferred stock solely into shares of a series of preferred stock of the surviving entity having the same designations, rights and privileges with respect to such surviving entity as the new series B convertible preferred stock has with respect to us;

•	during any consecutive two-year, period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our shareholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

•	we are liquidated or dissolved or our shareholders pass a resolution approving a plan of liquidation or dissolution.

      The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
      Rule 13e-4 under the Exchange Act requires the dissemination of information to securityholders if an issuer tender offer occurs and may apply, if the repurchase option becomes available to holders of the new senior convertible notes. We will comply with this rule to the extent applicable at that time.
      We may, to the extent permitted by applicable law, at any time purchase the new senior convertible notes in the open market or by tender at any price or by private agreement. Any new senior convertible note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.
      Our ability to repurchase new senior convertible notes upon the occurrence of a Change in Control is subject to important limitations. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the new senior convertible notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the new senior convertible notes when required following a Change in Control would result in an event of default under the new convertible notes indenture.
      Any such default may, in turn, cause a default under existing or other Indebtedness.
      Event of Default
      Each of the following constitutes an Event of Default under the new senior convertible notes indenture:

(1) our failure to pay when due the principal of or premium, if any, on any of the new senior convertible notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

(2) our failure to pay an installment of interest (including Registration Delay Payments, if any) on any of the new senior convertible notes that continues for 30 days after the date when due;

(3) our failure to deliver shares of series B convertible preferred stock or common stock, as applicable, together with cash in lieu of fractional shares, if any, when such shares or cash are required to be delivered for conversion of a new senior convertible note and such failure continues for 10 days after such delivery date;

(4) our failure to perform or observe any other term, covenant or agreement contained in the new senior convertible notes or the new convertible notes indenture for a period of 30 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the new senior convertible notes then outstanding;

(5) our failure to give the notice required by the new senior convertible notes indenture regarding any offer to purchase upon a Change in Control within the time period prescribed by the new convertible notes indenture after the occurrence of such Change in Control;

(6) (A) one or more defaults in the payment of principal of or premium, if any, on any of our or our Subsidiaries’ Indebtedness aggregating $5.0 million or more, when the same becomes due and payable at the scheduled maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have cured or waived within a thirty day period after the date of such default or (B) any of our or our Subsidiaries’ Indebtedness aggregating $5.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required payment) prior to the scheduled maturity thereof and such acceleration is not rescinded or annulled within a thirty day period after the date of such acceleration;

(7) final unsatisfied judgments not covered by insurance aggregating in excess of $5.0 million rendered against us or any of our subsidiaries and not stayed, bonded or discharged within 60 days; or

(8) certain events of our bankruptcy, insolvency or reorganization or that of any Significant Subsidiaries, including our filing of a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code.

      The new convertible notes indenture provides that the trustee shall, within 90 days of the occurrence of an Event of Default, give to the registered holders of the new senior convertible notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the new senior convertible notes when due or in the payment of any redemption or repurchase obligation.
      If an Event of Default specified in clause (8) above occurs and is continuing, then automatically the principal of all the new senior convertible notes and the accrued and unpaid interest thereon shall become immediately due and payable. If an Event of Default shall occur and be continuing, other than with respect to clause (8) above, the default not having been cured or waived as provided under “— Modifications and Waiver” below, the trustee or the holders of at least 25% in aggregate principal amount of the new senior convertible notes then outstanding may declare the new senior convertible notes due and payable at their principal amount together with accrued and unpaid interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of new senior convertible notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the new senior convertible notes then outstanding upon the conditions provided in the new convertible notes indenture.
      The new convertible notes indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of new senior convertible notes before proceeding to exercise any right or power under the new convertible notes indenture at the request of such holders. The new convertible notes indenture provides that, subject to certain limitations, the holders of a majority in aggregate principal amount of the new senior convertible notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.
      We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the new convertible notes indenture.
      Consolidation, Mergers and Sales of Assets
      The new convertible notes indenture will also provide that PRG shall not consolidate with, merge or amalgamate with or into any other Person or convey, transfer or lease the properties and assets of PRG and its Subsidiaries, taken as a whole, substantially as an entirety to any Person, unless:

(i) either (A) PRG shall be the continuing corporation or (B) the Person (if other than PRG) formed by such consolidation or into which PRG is merged or amalgamated or the Person which acquires by conveyance, transfer or lease the properties and assets of PRG substantially as an entirety (1) shall be organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and (2) shall expressly assume, by a supplemental indenture executed and delivered to the trustee in form reasonably satisfactory to the trustee, all of the obligations of PRG under the new senior convertible notes and the new convertible notes indenture;

(ii) at the time of such transaction, no Event of Default and no event which, after notice or lapse of time, would become an Event of Default, shall have happened and be continuing; and

(iii) we shall have delivered to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the terms of this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

      For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of the properties and assets of one or more Subsidiaries (other than to us or another Subsidiary), which, if such assets were owned by us, would constitute all or substantially all of the properties and assets of us, shall be deemed to be the transfer of all or substantially all of the properties and assets of PRG.
      Modifications and Waiver
      The new convertible notes indenture, including the terms and conditions of the new senior convertible notes, may be modified or amended by us and the trustee, without the consent of the holder of any new senior convertible note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of new senior notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders if any reclassification or change of series B convertible preferred stock or common stock or any consolidation, merger or sale of all or substantially all of our assets;

•	reducing the conversion price or conversion rate, provided that such reduction will not adversely affect the interest of holders in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the new convertible notes indenture under the Trust Indenture Act of 1939, as amended;

•	curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in the new senior convertible notes indenture;

•	complying with the covenant described under “— Consolidations, Mergers and Sales of Assets;” or

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of new senior convertible notes.
      Modifications and amendments to the new convertible notes indenture or to the terms and conditions of the new senior convertible notes may also be made, and noncompliance by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the new senior convertible notes at the time outstanding or by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the new senior convertible notes represented at the meeting.
      However, no such modification, amendment or waiver may, without the written consent of the holder of each new senior convertible note affected:

•	change the maturity of the principal of or any installment of interest on (including Registration Delay Payments, if any), any new senior convertible note, including payment of Registration Delay Payments, if any;

•	reduce the principal amount of, or any premium, if any, on any new senior convertible note;

•	reduce the interest rate or interest on (including Registration Delay Payments, if any), any new senior convertible note;

•	change the currency of payment of principal of, premium, if any, or interest of any new senior convertible note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any new senior convertible note; or

•	reduce the percentage in aggregate principal amount of new senior convertible notes outstanding necessary to modify or amend the new convertible notes indenture or to waive any past default.
      Satisfaction and Discharge
      We may discharge our obligations under the new convertible notes indenture while new senior convertible notes remain outstanding, subject to certain conditions, if:

•	all outstanding new senior convertible notes will become due and payable at their scheduled maturity within 60 days; or

•	all outstanding new senior convertible notes are scheduled for redemption within 60 days;

and, in either case, we have deposited with the trustee for the purpose of making such principal or redemption payment an amount sufficient to pay and discharge all outstanding new senior convertible notes on the date of their scheduled maturity or the scheduled date of redemption.

      Governing Law
      The new convertible notes indenture and the new senior convertible notes will be governed by, and construed in accordance with, the law of the State of New York.
      Information Concerning the Trustee and Transfer Agent
      U.S. Bank National Association, as trustee under the new convertible notes indenture, has been appointed by us as paying agent, conversion agent and registrar with regard to the new senior convertible notes. Wachovia Bank, N.A. is the transfer agent and registrar for [the series B preferred stock and] our common stock. The trustee, the transfer agent or their affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.
      Certain Definitions
      Set forth below is certain of the defined terms used in the new convertible notes indenture. Reference is made to the new convertible notes indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.
      “Board of Directors” means either the board of directors of PRG or any duly authorized committee of such board.
      “Board Resolution” means a resolution duly adopted by the Board of Directors, a copy of which, certified by the Secretary or an Assistant Secretary of PRG to be in full force and effect on the date of such certification, shall have been delivered to the Trustee.”
      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.
      “Capital Stock” of any corporation means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that corporation.

      “Common Stock” means the Common Stock, without par value, of PRG authorized on the Issue Date or any stock of any class of Capital Stock of a successor to PRG which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of such successor to PRG.
      “Default” or “default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “Existing Notes” means PRG’s existing 4 3/4% Convertible Subordinated Notes due 2006.
      “Holder” or means a person in whose name a new senior convertible note is registered on the Registrar’s books.
      “Indebtedness” means, with respect to any Person, without duplication:

(i) all indebtedness, obligations and other liabilities, contingent or otherwise, of such Person for borrowed money (including overdrafts) or for the deferred purchase price of property or services, if and to the extent such obligations, liabilities or indebtedness would appear as a liability of such Person on a balance sheet prepared in accordance with GAAP, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities;

(ii) all obligations of such Person evidenced by bonds, credit or loan agreements, notes, debentures or other similar instruments;

(iii) indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), if and to the extent such obligations, liabilities or indebtedness would appear as a liability of such Person on a balance sheet prepared in accordance with GAAP, but excluding trade payables arising in the ordinary course of business;

(iv) all obligations and liabilities, contingent or otherwise, in respect of Capital Lease Obligations (as defined in the new convertible notes indenture) of such Person;

(v) all Hedging Obligations (as defined in the new convertible notes indenture) of such Person;

(vi) all indebtedness referred to in (but not excluded from) the preceding clauses (i) through (v) of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien or with respect to property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured);

(vii) all guarantees by such Person of indebtedness referred to in this definition or of any other Person; and

(viii) any and all refinancings, replacements, deferrals, renewals, extensions and refundings of or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (i) through (vii) above.
      “Interest Payment Date” means the Stated Maturity of an installment of interest on the new senior convertible notes.

      “Interest Rate” means 10.0% per annum.
      “Issue Date” of any new senior convertible note means the date on which the new senior convertible note was originally issued or deemed issued as set forth on the face of the new senior convertible note.
      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset given to secure Indebtedness, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction with respect to any such lien, security interest).
      “person” or “Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof, including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business.
      “principal” of a new senior convertible note means the principal amount due on the Stated Maturity of the principal payment of such new senior convertible note as set forth on the face of the new senior convertible note.
      “Registration Rights Agreement” means that certain Registration Rights Agreement dated as of the Issue Date, by and among PRG and certain holders listed on Exhibit A thereto.
      “Registration Statement”means the registration statement requirements be filed pursuant to the Registration Rights Agreement.
      “Series A Convertible Preferred Stock” means PRG’s 9.0% Senior Series A Convertible Participating Preferred Stock.
      “Series B Convertible Preferred Stock” means PRG’s 10.0% Senior Series B Convertible Participating Preferred Stock.
      “Significant Subsidiary” means a Subsidiary of PRG, including its Subsidiaries, which meets any of the following conditions:

(A) PRG’s and its other Subsidiaries’ Investments in and advances to the Subsidiary exceed 10% of the total assets of PRG and its Subsidiaries consolidated as of the end of any two of the three most recently completed fiscal years; or

(B) PRG’s and its other Subsidiaries’ proportionate share of the total assets of the Subsidiary exceeds 10% of the total assets of PRG and its Subsidiaries consolidated as of the end of any two of the three most recently completed fiscal years; or

(C) PRG’s and its other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 10% of such income of PRG and its Subsidiaries consolidated as of the end of any two of the three most recently completed fiscal years.
      “Stated Maturity”, means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of this Indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.
      “Subsidiary” means (i) a corporation, a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is, at the date of determination, directly or indirectly owned by PRG, by one or more Subsidiaries of PRG or by PRG and one or more Subsidiaries of PRG, (ii) a partnership in which PRG or a Subsidiary of PRG holds a majority interest in the equity capital or profits of such partnership, or (iii) any other person (other than a corporation) in which PRG, a Subsidiary of

PRG or PRG and one or more Subsidiaries of PRG, directly or indirectly, at the date of determination, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such person.
Global Notes; Book-Entry; Form
      Except as noted below, all new senior notes and new senior convertible notes are evidenced by one or more global notes. Each global note is deposited with, or on behalf of, a custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.
      Except as set forth below, the global note may be transferred, in whole and not in part, solely to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for certificated new senior notes or new senior convertible notes except in connection with a transfer to a non-QIB or in the limited circumstances described below.
      As described above, beneficial interests in the global notes generally may not be exchanged for certificated new senior notes or new senior convertible notes except in connection with a transfer to a non-QIB. However, the indenture provides that we will execute and the trustee will authenticate and deliver certificated new senior notes or new senior convertible notes in exchange for interests in the global notes, if:

•	the depositary for the global notes notifies us that it is unwilling or unable to continue as depositary for the global notes or the depositary for the global notes is no longer eligible or in good standing under the Securities Exchange Act of 1934 or any other applicable statute or regulation and we do not appoint a successor depositary within 90 days after we receive that notice or become aware of that ineligibility,

•	we in our sole discretion determine that the new senior notes or new senior convertible notes will no longer be represented by global notes, or

•	an event of default with respect to the new senior notes or new senior convertible notes has occurred and is continuing.
      We anticipate that those certificated new senior notes and new senior convertible notes will be registered in such name or names as DTC instructs the trustee and that those instructions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interest in the global notes. Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each of them may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated new senior notes or new senior convertible notes to be issued.
      A holder may hold its interest in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, which are referred to as “participants.” Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form.
      As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.
      Persons who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which are referred to as “indirect participants.” So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co., for all purposes, will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.
      We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be.
      Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.
      We have been informed that DTC’s practice is to credit participants’ accounts on any payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”
      Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.
      Neither we, the trustee, registrar, paying agent nor the conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operation. DTC has advised us that it will take any action permitted to be taken by a holder of new senior notes or new senior convertible notes, including the presentation of new senior notes or new senior convertible notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the new senior notes or new senior convertible notes represented by the global note as to which the participant or participants has or have given such direction.
      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.
      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies, clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
      DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.
Registration Rights
      On closing, we will enter into a registration rights agreement with certain holders of the new securities that may be deemed to be affiliates of the company that will require us to file a registration statement relating to all new senior notes, all new senior convertible notes, all new series A convertible preferred stock, all new series B convertible preferred stock and the common stock issuable upon conversion of the new series A convertible preferred stock, the new series B convertible preferred stock or the new senior convertible notes (as the case may be) held by such holder no later than the earlier of (1) 60 days following the closing date of the exchange offer and (2) May 15, 2006. We have also agreed to use our reasonable best efforts to have the registration statement declared effective no later than 150 days following the closing date of the exchange offer.
      We are required to keep the registration statement effective until the earlier of (A) the fifth anniversary of the date such registration statement is declared effective, and (ii) the date as of which all of the holders party thereto have sold all of their registrable securities thereunder pursuant to the registration statement, pursuant to Rule 144 under the Securities Act, or such securities may be sold immediately and are no longer subject to volume or manner of sale restrictions under Rule 144.
      Upon a delay of filing or having the registration statement declared effective, then damages (the “Registration Delay Payments”) will accrue (calculated as set forth in the registration rights agreement) from and including the date on which any such Registration Delay shall occur to but excluding the date on which all Registration Delays have been cured. During the continuation of such delay, Registration Delay Payments will accrue at a rate of 0.05% per month during the 90-day period immediately following the occurrence of such Registration Default and shall increase by 0.05% per month at the end of each subsequent 90-day period, but in no event shall such rate exceed 3.00% per annum. The Registration Delay Payments shall be due and payable with respect to the new senior notes and new senior convertible notes on the next scheduled interest payment date. Failure by us to make such payments when due may give rise to an event of default (subject to applicable grace periods) under the senior notes indenture and the convertible notes indenture.
      The summary herein of provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement, a copy of which is available upon request to us. Only holders of existing notes that may be deemed to be affiliates of PRG and execute the registration rights agreement at closing shall be entitled to its benefits, including without limitation, Registration Delay Payments, if any.
      Holders who exchange existing notes for new senior notes, new senior convertible notes and series A convertible preferred stock and are not affiliates of PRG should generally be able to freely trade such new securities without the need for registration under the Securities Act.

DESCRIPTION OF CAPITAL STOCK
      We are authorized to issue up to 200,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value. The following description summarizes information about our capital stock, including the new preferred stock to be issued in the exchange offer. You can obtain more information about our common stock by reviewing our articles of incorporation and bylaws, as well as the Georgia Business Corporation Code.
Common Stock
      As of December 31, 2005, there were 62,152,307 shares of common stock outstanding held of record by 162 shareholders. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of common stock do not have cumulative voting rights; consequently, prior to consummation of the restructuring, a holder of more than 50% of the shares of common stock would be able to elect all of our directors eligible for election in a given year. Subject to the preferences applicable to any outstanding preferred stock, including the new series A convertible preferred stock and new series B convertible preferred stock, if any, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board out of funds legally available therefor. Except as otherwise required by law, the new preferred stock will be entitled to vote on all matters with the common stock on an “as converted” basis, including the election of directors.
      Upon any liquidation, dissolution or winding up, whether voluntary or involuntary, holders of our common stock are entitled to receive pro rata all assets available for distribution to shareholders after payment or provision for payment of our debts and other liabilities and the liquidation preferences of any then outstanding preferred stock. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of our common stock.
Preferred Stock
      We are authorized to issue up to 1,000,000 shares of preferred stock. After giving effect to the restructuring transactions, 125,000 shares of preferred stock will be designated 9.0% Senior Series A Convertible Participating Preferred Stock and 125,000 of such shares will be issued and outstanding, and 125,000 shares of preferred stock will be designated 10.0% Senior Series B Convertible Participating Preferred Stock and no such shares will be issued and outstanding but will be reserved for issuance upon the conversion of outstanding new senior convertible notes. Subject to certain approval rights of the new series A convertible preferred stock and new series B convertible preferred stock, if any, additional shares of preferred stock may be issued at any time or from time to time in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions (including dividend, conversion and voting rights) as may be fixed by the board, without any further vote or action by the shareholders.

9.0% Senior Series A Convertible Participating Preferred Stock

General.
      125,000 shares of the preferred stock offered in the exchange offer will be a new series of preferred stock of the company designated “9.0% Senior Series A Convertible Participating Preferred Stock” pursuant to a certificate of designation to be adopted by resolution of the board of directors of the company. In this section, and in this offering circular generally, we refer to the 9.0% Senior Series A Convertible Participating Preferred Stock as “new series A convertible preferred stock.” The material terms of the new series A convertible preferred stock are described below. The description contained in this section is qualified in its entirety by the certificate of designation relating to the new series A convertible preferred stock. Holders of shares of new series A convertible preferred stock have no preemptive or sinking fund rights.

Ranking.
      The new series A convertible preferred stock, with respect to dividend rights and the distribution of assets upon the company’s liquidation, dissolution or winding up, will rank (i) junior to all indebtedness of the company; (ii) senior to all classes or series of the company’s common stock and to all other equity securities the terms of which specifically provide that such equity securities rank junior to the new series A convertible preferred stock (such equity securities being referred to herein as “junior stock”); (iii) on a parity with the new series B convertible preferred stock described below and all other preferred equity securities issued by the company, other than those equity securities referred to in clauses (ii) and (iv) of this paragraph, which issuance shall be subject to the receipt of the applicable consent of the holders of the new series A convertible preferred stock as described under “Voting Rights” below; and (iv) junior to all equity securities issued by the company, the terms of which specifically provide that such equity securities rank senior to such new series A convertible preferred stock, which issuance shall be subject to the receipt of the applicable consent of the holders of the new series A convertible preferred stock as described under “Voting Rights” below.

Dividends.
      The holders of shares of new series A convertible preferred stock, in preference to the holders of shares of any junior stock, shall be entitled to receive, when, as and if declared by the board of directors of the company out of funds legally available therefor, cumulative dividends, at a rate of 9.0% per annum of the then-effective liquidation preference payable in cash semi-annually on March 15 and September 15 of each year commencing September 15, 2006. Declared dividends will be payable in cash. Any undeclared dividends will increase the liquidation preference as of the applicable dividend payment date.
      In addition, if any dividends or distributions are paid on the company’s common stock (other than a dividend or distribution paid solely in additional shares of the company’s common stock), the holders of new series A convertible preferred stock will be paid dividends or distributions per share of new series A convertible preferred stock in an amount equal to what such holder would have received had it converted its shares of new series A convertible preferred stock into shares of common stock of the company immediately prior to the record date for the payment of such dividend or distribution.
      The company will prorate and compute any dividend payable for a partial dividend period on the basis of a 360-day year consisting of twelve 30-day months. The company will pay dividends to holders of record as they appear in its share records at the close of business on the applicable dividend record date.
      No dividend on the new series A convertible preferred stock will be authorized or declared or paid or set apart for payment by the company if such authorization, declaration, payment or setting apart for payment would violate any of its agreements or is restricted or prohibited by law. Notwithstanding the foregoing, dividends on the new series A convertible preferred stock will accrue whether or not the company has earnings, whether or not there are funds legally available for the payment of dividends and whether or not such dividends are authorized or declared by its board of directors.
      When dividends are not declared and paid in full (or a sum sufficient for such full payment is not so set apart) on the new series A convertible preferred stock and all other equity securities ranking on a parity as to dividends with the new series A convertible preferred stock (including the new series B convertible preferred stock, if any), all dividends declared upon the new series A convertible preferred stock and any other equity securities ranking on a parity as to dividends with the new series A convertible preferred stock shall be declared pro rata so that the amount of dividends declared per share of new series A convertible preferred stock and such other equity security shall in all cases bear to each other the same ratio that accumulated dividends per share on the new series A convertible preferred stock and such other equity security bear to each other.
      Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the new series A convertible preferred stock have been or contemporaneously are authorized and paid or authorized and a sum sufficient set apart for payment for all past distribution periods and the then current dividend period:

(i) no dividends, other than distributions in kind of common stock of the company or other shares of junior stock, may be authorized or paid or set aside for payment, and no other dividend may be authorized or made upon, shares of common stock of the company or any other shares of junior stock; and

(ii) no shares of common stock of the company or any other shares of junior stock may be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the company or any subsidiary of the company, except by conversion into or exchange for other junior stock.

Voting Rights.
      Each share of new series A convertible preferred stock will have the number of votes that the shares of common stock issuable upon conversion of a share of new series A convertible preferred stock would have (referred to herein as voting on an “as converted” basis). Immediately following the completion of the exchange offer, each share of new series A convertible preferred stock will have 422.5 votes. The common stock, new series A convertible preferred stock and new series B convertible preferred stock, if any, will vote together as a single class, except in the limited circumstances provided by the certificate of designation and described in this section or as required under applicable law.
      The terms of the new series A convertible preferred stock provide that any amendment, modification or repeal of the terms of the company’s articles of incorporation including the terms of the certificate of designation relating to the new series A convertible preferred stock that would materially adversely affect the powers, preferences or rights of the new series A convertible preferred stock or the bylaws including but not limited to modifications resulting from or in connection with any merger, consolidation or sale of all or substantially all of the assets of the company, will require the approval of holders of at least a majority of the issued and outstanding shares of new series A convertible preferred stock and new series B convertible preferred stock, voting together as a separate class. In addition, without the affirmative vote or consent of holders of at least a majority of the outstanding shares of new series A convertible preferred stock and new series B convertible preferred stock, if any, voting together as a separate class, the company shall not authorize, create, or increase the authorized or issued amount of, any class or series of equity securities ranking senior to or on parity with the new series A convertible preferred stock with respect to the payment of dividends or the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the company.
      The company will cause a notice of any meeting at which holders of the new series A convertible preferred stock are entitled to vote to be given to each holder of record in accordance with its bylaws.

Conversion Rights.
      The new series A convertible preferred stock will be convertible at the holder’s option at any time. Each share of new series A convertible preferred stock will be initially convertible into 422.5 shares of common stock of the company, which is calculated by dividing the then-effective liquidation preference of each share of new series A convertible preferred stock by the conversion price. The initial conversion price is $0.28405, subject to anti-dilution adjustments described below.
      In order to effect a conversion of new series A convertible preferred stock, a holder must deliver a notice of conversion to the company. Upon receipt by the company of the notice of conversion, the holder’s shares of new series A convertible preferred stock will immediately cease to have the rights and restrictions of preferred stock, and the holder will immediately be deemed to have all the rights of a holder of shares of common stock in accordance with the terms outlined above. We will deliver a copy of the form of notice of conversion to each holder of new series A convertible preferred stock prior to the convening of the stockholders meeting to increase our authorized capital (described below), or at any time at the request of a holder of new series A convertible preferred stock.
      The conversion price will be subject to adjustment in the event the company (i) pays a dividend or distribution solely in shares of common stock; (ii) subdivides its outstanding shares of common stock into a greater number of shares of common stock, or (iii) combines its outstanding shares of common stock into a smaller number of shares of common stock. Concurrently with the effectiveness of any of the events described in clauses (i) through (iii), the conversion price in effect immediately prior thereto shall be adjusted by multiplying the conversion price in effect immediately prior to such adjustment by a fraction of which the numerator shall be the number of shares of common stock outstanding immediately prior to such adjustment and the denominator shall be the number of shares of common stock outstanding immediately following such adjustment.
      In case of any reclassification of the common stock, any consolidation of the company with, or merger of the company into, any other entity, any merger of any entity into the company (other than a merger that does not result in reclassification, conversion, exchange or cancellation of the outstanding shares of common stock), any sale or transfer of all or substantially all of the assets of the company or any compulsory share exchange whereby the common stock is converted into other certain securities, cash or other property, then the holder of each share of new series A convertible preferred stock then outstanding shall have the right thereafter, during the period that the new series A convertible preferred stock shall be convertible, to convert that share only into the kind and amount of securities, cash and other property receivable upon the reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of common stock into which one share of new series A convertible preferred stock would have been convertible immediately prior to the reclassification, consolidation, merger, sale, transfer or share exchange.

Liquidation Rights.
      The new series A convertible preferred stock issued in the exchange offer has an initial liquidation preference of $120.00 per share, subject to accretion.
      Upon any voluntary or involuntary liquidation, dissolution or winding up of the company, holders of new series A convertible preferred stock will be entitled to receive out of the assets of the company available for distribution to stockholders (after payment or provision for all of the company’s debts and other liabilities and preference payments to holders of equity securities ranking senior to the new series A convertible preferred stock but before any payment or provision for any junior stock) an amount equal to the greater of:

(i) the amount per share of new series A convertible preferred stock equal to the then-effective liquidation preference, plus any accrued and undeclared dividends to the date of payment; and

(ii) the amount per share the holder would have received in connection with such voluntary or involuntary liquidation, dissolution or winding up of the company had such holder converted such share of new series A convertible preferred stock into shares of common stock immediately prior to such event.
      If, upon any voluntary or involuntary liquidation, dissolution or winding up of the company its assets are insufficient to make full payment of the liquidating distributions to holders of the new series A convertible preferred stock and any other shares the company’s equity securities ranking on a parity with the new series A convertible preferred stock as to liquidation rights (including the new series B convertible preferred stock, if any), then the holders of the new series A convertible preferred stock and parity shares will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Optional Redemption.
      The company shall have the right to redeem the new series A convertible preferred stock at any time, after the new conversion rights date, in whole or in part at any time concurrently with or after all outstanding new senior notes and new senior convertible notes have been repurchased, redeemed or otherwise repaid in full. Any such redemption shall be for a cash amount per share equal to the then-effective liquidation preference, together with any accrued and undeclared dividends to the date of redemption. The holders’ option to convert shares of new series A convertible preferred stock into shares of common stock of the company will terminate at the close of business on the business day preceding the optional redemption date, unless the company defaults in making any redemption payment upon such mandatory redemption date. Holders shall have the right to exercise conversion rights in lieu of the receipt of the redemption payment up to and including such date. The company will provide notice of the optional redemption date at least 30 days in advance of such date to all holders of new series A convertible preferred stock showing on the stockholder records of the company as of such date and make such other public announcement as it deems reasonable.

Mandatory Redemption.
      On March 15, 2011, the company must redeem all outstanding shares of new series A convertible preferred stock for a cash redemption price per share equal to the then-effective liquidation preference, together with any accrued and undeclared dividends to the date of redemption.
      The certificate of designation of the new series A convertible preferred stock will provide that if at the mandatory redemption date, the company does not have sufficient capital and surplus legally available to redeem all the outstanding shares of new series A convertible preferred stock, the company will take all reasonable measures permitted under the Georgia Business Corporation Code to increase the amount of its capital and surplus legally available, and the company will redeem as many shares of new series A convertible preferred stock as it may legally redeem, ratably (as nearly as may be practicable without creating fractional shares) from the holders thereof in proportion to the number of shares held by them, and shall thereafter from time to time, as soon as it shall have funds available therefor, redeem as many shares of new series A convertible preferred stock as it legally may until it has redeemed all of the outstanding shares of new series A convertible preferred stock.
      The holders’ option to convert shares of new series A convertible preferred stock into shares of common stock the company will terminate at the close of business on the business day preceding the mandatory redemption date (subject to any extension necessary to permit the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if applicable), unless the company defaults in making any redemption payment upon such mandatory redemption date. Holders will have the right to exercise conversion rights in lieu of the receipt of the redemption payment up to and including such date. The company will provide notice of the mandatory redemption date at least 30 days in advance of such date to all holders of new series A convertible preferred stock showing on the stockholder records of the company as of such date and make such other public announcement as it deems reasonable.

10.0% Senior Series B Convertible Participating Preferred Stock

General.
      The 125,000 shares of preferred stock that may be issued upon the conversion of the new senior convertible notes will be a new series of preferred stock of the company designated “10.0% Senior Series B Convertible Participating Preferred Stock” pursuant to a certificate of designation to be adopted by resolution of the board of directors of the company. In this section, and in this offering circular generally, we refer to the 10.0% Senior Series B Convertible Participating Preferred Stock as “new series B convertible preferred stock.” The material terms of the new series B convertible preferred stock are described below. The description contained in this section is qualified in its entirety by the certificate of designation relating to the new series B convertible preferred stock. Holders of shares of new series B convertible preferred stock have no preemptive or sinking fund rights.

Ranking.
      The new series B convertible preferred stock, with respect to dividend rights and the distribution of assets upon the company’s liquidation, dissolution or winding up, will rank (i) junior to all indebtedness of the company; (ii) senior to all classes or series of the company’s common stock and to all equity securities the terms of which specifically provide that such equity securities rank junior to the new series B convertible preferred stock (such equity securities being referred to herein as “junior stock”); (iii) on a parity with the new series A convertible preferred stock and all other preferred equity securities issued by the company, other than those equity securities referred to in clauses (ii) and (iv) of this paragraph, which issuance shall be subject to the receipt of the applicable consent of the holders of the new series B convertible preferred stock as described under “Voting Rights” below; and (iv) junior to all equity securities issued by the company, the terms of which specifically provide that such equity securities rank senior to such new series B convertible preferred stock, which issuance shall be subject to the receipt of the applicable consent of the holders of the new series B convertible preferred stock as described under “Voting Rights” below.

Dividends.
      The holders of shares of new series B convertible preferred stock, in preference to the holders of shares of any junior stock, shall be entitled to receive, when, as and if declared by the board of directors of the company out of funds legally available therefor, cumulative dividends, at a rate of 10.0% per annum of the then-effective liquidation preference payable in cash semi-annually on March 15 and September 15 of each year. Declared dividends will be payable in cash. Any undeclared dividends will increase the liquidation preference as of the applicable dividend payment date.
      In addition, if any dividends or distributions are paid on the company’s common stock (other than a dividend or distribution paid solely in additional shares of the company’s common stock), the holders of new series B convertible preferred stock will be paid dividends or distributions per share of new series B convertible preferred stock in an amount equal to what such holder would have received had it converted its shares of new series B convertible preferred stock into shares of common stock of the company immediately prior to the record date for the payment of such dividend or distribution.
      The company will prorate and compute any dividend payable for a partial dividend period on the basis of a 360-day year consisting of twelve 30-day months. The company will pay dividends to holders of record as they appear in its share records at the close of business on the applicable dividend record date.
      No dividend on the new series B convertible preferred stock will be authorized or declared or paid or set apart for payment by the company if such authorization, declaration, payment or setting apart for payment would violate any of its agreements or is restricted or prohibited by law. Notwithstanding the foregoing, dividends on the new series B convertible preferred stock will accrue whether or not the company has earnings, whether or not there are funds legally available for the payment of dividends and whether or not such dividends are authorized or declared by its board of directors.
      When dividends are not declared and paid in full (or a sum sufficient for such full payment is not so set apart) on the new series B convertible preferred stock and all other equity securities ranking on a parity as to dividends with the new series B convertible preferred stock (including the new series A convertible preferred stock), all dividends declared upon the new series B convertible preferred stock and any other equity securities ranking on a parity as to dividends with the new series B convertible preferred stock shall be declared pro rata so that the amount of dividends declared per share of new series B convertible preferred stock and such other equity security shall in all cases bear to each other the same ratio that accumulated dividends per share on the new series B convertible preferred stock and such other equity security bear to each other.

      Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the new series B convertible preferred stock have been or contemporaneously are authorized and paid or authorized and a sum sufficient set apart for payment for all past distribution periods and the then current dividend period:

(iii) no dividends, other than distributions in kind of common stock of the company or other shares of junior stock, may be authorized or paid or set aside for payment, and no other dividend may be authorized or made upon, shares of common stock of the company or any other shares of junior stock; and

(iv) no shares of common stock of the company or any other shares of junior stock may be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the company or any subsidiary of the company, except by conversion into or exchange for other junior stock.

Voting Rights.
      Except as set forth below, each share of new series B convertible preferred stock will vote on all matters with the holders of common stock on an “as converted” basis. If the new senior convertible notes were converted into new series B convertible preferred stock immediately following the completion of the exchange offer, each share of new series B convertible preferred stock would have 738.5 votes. The common stock, new series B convertible preferred stock and new series A convertible preferred stock will vote together as a single class, except in the limited circumstances provided by the certificate of designation and described in this section or as required under applicable law.
      The terms of the new series B convertible preferred stock provide that any amendment, modification or repeal of the terms of the certificate of incorporation and bylaws or in the certificate of designation relating to the new series B convertible preferred stock that would materially adversely affect the powers, preferences or rights of the new series B convertible preferred stock, including but not limited to modifications resulting from or in connection with any merger, consolidation or sale of all or substantially all of the assets of the company, will require the approval of holders of at least a majority of the issued and outstanding shares of new series B convertible preferred stock and new series A convertible preferred stock, voting together as a separate class. In addition, without the affirmative vote or consent of holders of at least a majority of the outstanding shares of new series B convertible preferred stock and new series A convertible preferred stock, voting together as a separate class, the company shall not authorize, create, or increase the authorized or issued amount of, any class or series of equity securities ranking senior to or on parity with the new series B convertible preferred stock with respect to the payment of dividends or the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the company.
      The company will cause a notice of any meeting at which holders of the new series B convertible preferred stock are entitled to vote to be given to each holder of record in accordance with its bylaws.

Conversion Rights.
      The new series B convertible preferred stock will be convertible into shares of common stock at the holder’s option at any time after the new conversion rights date. Each share of new series B convertible preferred stock will initially be convertible into 738.5 shares of common stock of the company, which is calculated by dividing the then-effective liquidation preference of each share of new series B convertible preferred stock by the conversion price. The initial conversion price is $0.65, subject to anti-dilution adjustments described below.
      The company intends to call and hold a special meeting of voting stockholders to effect this increase of its authorized capital stock promptly after the completion of the exchange offer. If the number of authorized shares of common stock is so increased, the shares of new series B convertible preferred stock will become convertible at the holder’s option on the date of the stockholders meeting described above. If the number of authorized shares of common stock is not so increased, the new series B convertible preferred stock will not be convertible into common stock but will remain shares of preferred stock of the company. For a discussion of the risks relating to the conversion of the new series B convertible preferred stock, see “Risk Factors — Risks of the New Securities — The new series B convertible preferred stock issuable upon conversion of the new senior convertible notes may not become convertible into shares of common stock of the company”.
      In order to effect a conversion of new series B convertible preferred stock, a holder must deliver a notice of conversion to the company. Upon receipt by the company of the notice of conversion, the holder’s shares of new series B convertible preferred stock will immediately cease to have the rights and restrictions of preferred stock, and the holder will simultaneously receive shares of common stock in accordance with the terms outlined above. We will deliver a copy of the form of notice of conversion to each holder of new series B convertible preferred stock prior to the convening of the stockholders meeting to increase our authorized capital (described below), or at any time at the request of a holder of new series B convertible preferred stock.
      The conversion price will be subject to adjustment in the event the company (i) pays a dividend or distribution solely in shares of common stock; (ii) subdivides its outstanding shares of common stock into a greater number of shares of common stock, or (iii) combines its outstanding shares of common stock into a smaller number of shares of common stock. Concurrently with the effectiveness of any of the events described in clauses (i) through (iii), the conversion price in effect immediately prior thereto shall be adjusted by multiplying the conversion price in effect immediately prior to such adjustment by a fraction of which the numerator shall be the number of shares of common stock outstanding immediately prior to such adjustment and the denominator shall be the number of shares of common stock outstanding immediately following such adjustment; provided, that in the event the new management incentive plan provides for anti-dilution provisions that are more favorable than those currently in effect for the new series B convertible preferred stock, such terms shall be automatically amended to include those additional anti-dilution rights.
      In case of any reclassification of the common stock, any consolidation of the company with, or merger of the company into, any other entity, any merger of any entity into the company (other than a merger that does not result in reclassification, conversion, exchange or cancellation of the outstanding shares of common stock), any sale or transfer of all or substantially all of the assets of the company or any compulsory share exchange whereby the common stock is converted into other certain securities, cash or other property, then the holder of each share of new series B convertible preferred stock then outstanding shall have the right thereafter, during the period that the new series B convertible preferred stock shall be convertible, to convert that share only into the kind and amount of securities, cash and other property receivable upon the reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of common stock into which one share of new series B convertible preferred stock would have been convertible immediately prior to the reclassification, consolidation, merger, sale, transfer or share exchange.

Liquidation Rights.
      The new series B convertible preferred stock will have an initial liquidation preference at issuance of $480.00 per share, subject to accretion.
      Upon any voluntary or involuntary liquidation, dissolution or winding up of the company, holders of new series B convertible preferred stock will be entitled to receive out of the assets of the company available for distribution to stockholders (after payment or provision for all of the company’s debts and other liabilities and preference payments to holders of equity securities ranking senior to the new series B convertible preferred stock but before any payment or provision for any junior stock) an amount equal to the greater of:

(i) the amount per share of new series B convertible preferred stock equal to the then-effective liquidation preference, plus any accrued and undeclared dividends to the date of payment; and

(ii) the amount per share the holder would have received in connection with such voluntary or involuntary liquidation, dissolution or winding up of the company had such holder converted such share of new series B convertible preferred stock into shares of common stock immediately prior to such event.
      If, upon any voluntary or involuntary liquidation, dissolution or winding up of the company its assets are insufficient to make full payment of the liquidating distributions to holders of the new series B convertible preferred stock and any other shares the company’s equity securities ranking on a parity with the new series B convertible preferred stock as to liquidation rights (including the new series A convertible preferred stock), then the holders of the new series B convertible preferred stock and parity shares will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Optional Redemption.
      The company shall have the right to redeem the new series B convertible preferred stock at any time after the new conversion rights date, in whole or in part at any time concurrently with or after all outstanding new senior notes and new senior convertible notes (to the extent any such notes remain outstanding and have not been converted into new series B convertible preferred stock) have been repurchased, redeemed or otherwise repaid in full. Any such redemption shall be for a cash amount per share equal to the then-effective liquidation preference, together with any accrued and undeclared dividends to the date of redemption. The holders’ option to convert shares of new series B convertible preferred stock into shares of common stock of the company will terminate at the close of business on the business day preceding the optional redemption date, unless the company defaults in making any redemption payment upon such optional redemption date. Holders shall have the right to exercise conversion rights in lieu of the receipt of the redemption payment up to and including such date. The company will provide notice of the optional redemption date at least 30 days in advance of such date to all holders of new series B convertible preferred stock showing on the stockholder records of the company as of such date and make such other public announcement as it deems reasonable.

Mandatory Redemption.
      On the later of (1) March 15, 2011 and (2) 120 days following the new conversion rights date, the company must redeem all outstanding shares of new series B convertible preferred stock for a cash redemption price per share equal to the then-effective liquidation preference, together with any accrued and undeclared dividends to the date of redemption. In the event that the new conversion rights date has not occurred on or before March 15, 2011, then on each semi-annual dividend payment date on or after March 15, 2011, in the event that any holder has given the company at least 60 days notice prior to such dividend payment date, the company will redeem such holders’ new series B convertible preferred stock at a price per share equal to the then-effective liquidation preference, together with any accrued and undeclared dividends to the date of redemption.
      The certificate of designation of the new series B convertible preferred stock will provide that if at the mandatory redemption date, the company does not have sufficient capital and surplus legally available to redeem all the outstanding shares of new series B convertible preferred stock, the company will take all reasonable measures permitted under the Georgia Business Corporation Code to increase the amount of its capital and surplus legally available, and the company will redeem as many shares of new series B convertible preferred stock as it may legally redeem, ratably (as nearly as may be practicable without creating fractional shares) from the holders thereof in proportion to the number of shares held by them, and shall thereafter from time to time, as soon as it shall have funds available therefor, redeem as many shares of new series B convertible preferred stock as it legally may until it has redeemed all of the outstanding shares of new series B convertible preferred stock.
      The holders’ option to convert shares of new series B convertible preferred stock into shares of common stock the company will terminate at the close of business on the business day preceding the mandatory redemption date (subject to any extension necessary to permit the expiration of any applicable waiting period under the HSR Act, if applicable), unless the company defaults in making any redemption payment upon such mandatory redemption date. Holders will have the right to exercise conversion rights in lieu of the receipt of the redemption payment up to and including such date. The company will provide notice of the mandatory redemption date at least 30 days in advance of such date to all holders of new series B convertible preferred stock showing on the stockholder records of the company as of such date and make such other public announcement as it deems reasonable.
Preferred Share Purchase Rights Plan
      On July 31, 2000, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock. Each right entitles the registered holder to purchase from PRG, subject to the occurrence of certain events, one one-hundredth of a share of participating preferred stock at a price of $100, subject to adjustment. Shares of our common stock subsequently issued are to include an associated purchase right. The purchase rights, until exercisable, cannot be transferred apart from their associated shares of common stock, except upon redemption; transfer of shares of common stock also constitutes transfer of the associated purchase rights.
      The rights are not exercisable until the business day following the earliest of:

•	a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of common stock; and

•	either 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock, or such later date as may be determined by the board of directors prior to any person or group’s acquiring 15% or more of the outstanding shares of common stock.
      The rights will have substantial anti-takeover effects, but do not prevent a takeover. The rights may cause substantial dilution to a person or group that acquires 15% or more of the outstanding shares of our common stock unless the rights are first redeemed or the acquisition is approved by the board of directors.
      In the event that any person or group of affiliated or associated persons acquires 15% or more of the outstanding shares in a transaction that is not approved by our board, we will take such action as shall be necessary to ensure and provide that each right, other than rights beneficially owned by the acquiring person, which rights shall become void, will constitute the right to purchase, upon the exercise thereof in accordance with the terms of the rights agreement, that number of shares of common stock or preferred shares having an aggregate market price (as defined in the rights agreement) equal to twice the exercise price for an amount in cash equal to the then current exercise price.
      At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of our outstanding common shares, our board of directors may exchange all, but not less than all, of the then outstanding rights, other than rights owned by such person or group which will have become void, at an exchange ratio of one common share, or one one-hundredth of a preferred share, per right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date the rights become exercisable. Immediately upon such action by the board of directors, the right to exercise the rights will terminate and each right will thereafter represent only the right to receive a number of shares of common stock or one one-hundredths of a preferred share equal to the exchange ratio as described above.
      In the event that prior to the expiration of the rights we enter into a transaction in which, directly or indirectly, we consolidate or merge or participate in a share exchange with any other person or we shall sell or otherwise transfer 50% of our assets or 50% of our operating income or cash flow, and at the time of the entry by us into the agreement with respect to such merger, sale or transfer of assets, such other person controls the board of directors of PRG, we will take such action as shall be necessary to ensure that each holder of a right, other than rights beneficially owned by such other person, which will thereafter be void, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have an aggregate market price equal to twice the exercise price of the right for an amount in cash equal to the then current exercise price.
      Prior to an occurrence described above, we may at our option redeem all, but not less than all, of the then outstanding rights at a price of $.001 per right. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and each right will thereafter represent only the right to receive the redemption price in cash for each right so held. In addition, the rights agreement provides that if the board of directors, at the time the decision to redeem is made, includes any directors who were elected by the shareholders, but not nominated by the board of directors in office immediately prior to their election, then redemption requires the vote of the majority of the remaining directors.
      Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder, including the right to vote or to receive dividends. Under the rights agreement, until the occurrence of either of the events described above, the rights may be transferred only with the common stock. The rights will expire on the earlier of action by the board of directors, the close of business on August 14, 2010, the date on which the rights are redeemed as described above, or the merger of PRG into another corporation pursuant to an agreement entered into when there is no acquiring person unless such transaction would entitle our shareholders to shares of common stock of the acquiring company as described above.
      Our board of directors will take sufficient action in accordance with the restructuring support agreement to exempt the proposed restructuring transactions from the provisions of the preferred share purchase rights plan.
Certain Articles and Bylaw Provisions
      Shareholders’ rights and related matters are governed by the Georgia Business Corporation Code and our articles of incorporation and bylaws. Certain provisions of our articles of incorporation and bylaws, which are summarized below, could either alone or in combination with each other, have the effect of preventing a change in control of PRG or making changes in management more difficult.
Corporate Takeover Provisions
      Our bylaws make applicable certain corporate takeover provisions authorized by the Georgia Business Corporation Code relating to business combinations with interested shareholders. The corporate takeover provisions are designed to encourage any person, before acquiring 10% of our voting shares, to negotiate with and seek approval of our board of directors for the terms of any contemplated business combination. The corporate takeover provisions will prevent for five years certain business combinations with an “interested shareholder” (as defined in the corporate takeover provisions) unless:

•	prior to the time such shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder,

•	in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting shares of PRG excluding, however, shares owned by our officers, directors, affiliates, subsidiaries and certain employee stock plans, or

•	subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder becoming the owner of at least 90% of our outstanding voting shares and the business combination being approved by the holders of a majority of our voting shares, excluding from the vote the stock owned by the interested shareholder or by our officers, directors, affiliates, subsidiaries and certain employee stock plans.

      The corporate takeover provisions may be repealed only by the affirmative vote of:

•	two-thirds of all directors who are unaffiliated with an interested shareholder, and

•	a majority of all outstanding shares, excluding those held by affiliates of an interested shareholder. Shareholders who became interested shareholders prior to the time of the adoption of the corporate takeover provisions are not subject to such provisions.
      The proposed restructuring transactions will be approved by our board of directors such that the corporate takeover provisions will not apply to them.
Classified Board of Directors
      Our board of directors is divided into three classes of directors serving staggered terms of three years each. As a result, it will be more difficult to change the composition of our board of directors, which may discourage or make more difficult an attempt by a person or group of persons to obtain control.
Transactions with Interested Shareholders
      Our bylaws provide that we will be subject to the fair price provisions of the Georgia Business Corporation Code (the “fair price provisions”). The fair price provisions require that certain business combinations between PRG and shareholders who beneficially own ten percent or more of our outstanding stock must satisfy certain conditions unless the business combination is:

•	unanimously approved by members of the board of directors who are not affiliated with the interested shareholder, or

•	recommended by two-thirds of such unaffiliated directors and approved by a majority of outstanding shares, excluding those held by affiliates of the interested shareholder.
      The conditions to be satisfied require that:

•	the aggregate of the cash and fair market value, as defined in the Georgia Business Corporation Code, of property exchanged for shares is equal to the highest of: the highest per share price paid by the interested shareholder within certain periods, the fair market value of the shares on the day the interested transaction is announced, or the highest preferential amount to which holders of such shares would be entitled upon liquidation or dissolution;

•	the interested shareholder acquires the shares using the same form of consideration as used in any prior acquisition of the shares; and

•	there have not been certain changes in our dividend policy or practice since the interested shareholder became an interested shareholder.
      The proposed restructuring transactions were approved by our board of directors such that the fair price provisions do not apply to them.
Special Meeting Call Restrictions
      Under our articles of incorporation, special meetings of the shareholders may only be called by the Chairman of the Board, the President, a majority of the board of directors or upon the written demand of the holders of 35% of the outstanding shares of common stock entitled to vote at any such meeting, provided that we have more than 100 shareholders. If we have 100 or fewer shareholders, 25% of the holders of the outstanding shares of common stock entitled to vote at a meeting may submit written demand for such meeting. This provision may make it more difficult for shareholders to require us to call a special meeting of shareholders to consider any proposed corporate action, including any sale of PRG, which may be favored by the shareholders.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock, new series A convertible preferred stock and new series B convertible preferred stock is US Bank Corporate Trust Services.

COMPARISON OF MATERIAL DIFFERENCES AMONG THE NEW SENIOR NOTES,
THE NEW SENIOR CONVERTIBLE NOTES AND THE EXISTING NOTES
      The following is a summary comparison of the material terms of the new senior notes, the new senior convertible notes and the existing notes. This summary does not purport to be complete and is qualified in its entirety by reference to the form of new notes and the indentures for the new senior notes and the new senior convertible notes, respectively, and the indenture governing the existing notes. You should carefully read this entire offering circular and the other documents we refer to for a more complete understanding of the differences between being a holder of existing notes and being a holder of the new notes. For a more detailed description of the new senior notes and the new senior convertible notes, see “Description of the New Notes.”
      The shares of new series A convertible preferred stock that you will also receive in the exchange offer are our equity securities and therefore not generally comparable to the indebtedness represented by the existing notes. As equity securities, they would not be entitled to any of our assets in the event of any liquidation or wind-up of PRG prior to the payment in full of all of our non-equity creditors, including the existing notes. For a detailed description of the terms of the new series A convertible preferred stock, see “Description of Capital Stock — Preferred Stock — 9.0% Senior Series A Convertible Participating Preferred Stock.”

			New Senior
	Existing Notes	New Senior Notes	Convertible Notes

Principal Amount (Aggregate)	$125,000,000	Up to $50,000,000, plus an additional principal amount equal to the aggregate accrued and unpaid interest on notes to be exchanged	Up to $60,000,000
Interest Rate (Per Annum)	4.75%	11.0%; after an event of default, interest will accrue at a rate of 13.0% until all defaults are cured or waived.	10.0%
Payment Frequency	May 26 and November 26 of each year	March 15 and September 15 of each year	March 15 and September 15 of each year
Maturity	November 26, 2006	March 15, 2011	March 15, 2011
Ranking	The existing notes are subordinated to all existing and future senior indebtedness.	The new senior notes will be senior unsecured obligations of the company. The new senior notes will be (i) senior in right of payment to all existing and future subordinated indebtedness, (ii) effectively (but not expressly) subordinated to our existing and future secured indebtedness to the extent of the collateral securing that indebtedness and to the existing and future	The new senior convertible notes will be senior unsecured obligations of the company. The new senior convertible notes will be (i) senior in right of payment to all existing and future subordinated indebtedness, (ii) effectively (but not expressly) subordinated to our existing and future secured indebtedness to the extent of the collateral securing that indebtedness and to the

New Senior
Existing Notes	New Senior Notes	Convertible Notes

	liabilities of our subsidiaries, and (iii) pari passu in right of payment with the new senior convertible notes and any future senior indebtedness of the company.	existing and future liabilities of our subsidiaries, and (iii) pari passu in right of payment with the new senior notes and any future senior indebtedness of the company.
Conversion Rights	A holder of an existing note may convert it into the company’s common stock at any time before the close of business on November 26, 2006. If the note is called for redemption, the holder may convert it at any time before the close of business on the business day preceding the redemption date.

The initial conversion price shall be equal to $7.74 per share of the company’s common stock, subject to certain adjustments.	Not applicable.	After August 15, 2006 but before the new conversion rights date, the new senior convertible notes are convertible, at the option of the holder prior to maturity, into approximately 2.083 shares of new series B convertible preferred stock per $1,000 principal amount of new senior convertible notes.

On the new conversion rights date, the new senior convertible notes will be convertible only into shares of the company’s common stock at a current conversion rate of 1,538.462 shares per $1,000 principal amount of new senior convertible notes.
Optional Redemption	The existing notes are not redeemable prior to November 26, 2004. At any time thereafter, the company may, in whole or in part, redeem the notes at a price of $1,000 per $1,000 principal amount of the notes, plus any accrued but unpaid interest prior to the redemption date, provided that the common stock has exceeded 140% of the conversion price then in effect for at least 20 Nasdaq trading days in any consecutive 30 Nasdaq trading day	The new senior notes, are redeemable, in whole or in part, at any time upon not less than 30 days’ nor more than 60 days’ notice at the following redemption prices, plus accrued and unpaid interest, if any, to the particular redemption date beginning on the issue date and each of the other following indicated periods:

Redemption Period Percentage

Issue Date through
 March 14, 2007 104%
March 15, 2007 through
	March 14, 2008 102%	The new senior convertible notes may not be redeemed unless (i) the new senior notes have been paid in full and (ii) the new conversion rights date shall have occurred. If the above conditions have occurred, the company may redeem the new senior convertible notes, in whole or in part, at a redemption price of 100% of the principal amount of the new senior convertible notes to be redeemed plus accrued and unpaid

New Senior
	Existing Notes	New Senior Notes	Convertible Notes

	period ending on the trading day prior to the date of mailing of the notice of optional redemption.	March 15, 2008 and thereafter 10	interest on the new 0% senior convertible notes to be redeemed to the applicable redemption date.
Repurchase upon Change in Control	If a change in control occurs, all or any portion of the notes of any holder equal to $1,000 or a whole multiple thereof not previously called for redemption, shall be repurchased by the company, at the option of the holder, for a price equal to 100% of the principal amount of the notes to be purchased, including accrued but unpaid interest, on the date that is 45 days after the holder delivers written notice to the paying agent of its election to have the notes repurchased.

	Subject to certain conditions, the company may elect to pay the change in control repurchase price (to the extent not paid in cash) by delivering the number of shares of common stock equal to (i) the change in control repurchase price divided by (ii) 95% of the average of the closing prices per share of the company’s common stock for the five consecutive Nasdaq trading days immediately preceding and including the third trading day prior to the holders written notice to the paying agent of election for repurchase.	The change in control provisions for the new senior notes are substantially similar to those found in the indenture governing the existing notes, except that the company is not entitled to pay the repurchase price in common stock.	The change in control provisions for the new senior convertible notes are substantially similar to those found in the indenture governing the existing notes, except that the company is not entitled to pay the repurchase price in common stock.
Repurchase upon Asset Sales Resulting in Excess Proceeds	Not applicable.	In the event of an asset sale permitted by the new senior notes	Not applicable.

New Senior
Existing Notes	New Senior Notes	Convertible Notes

indenture governing the new senior notes, any excess proceeds in excess of $10 million will be required to be paid to the holders of new senior notes to purchase the maximum amount of new senior notes and other indebtedness that is pari passu to the new senior notes. The offer price will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase.
Certain Covenants and Restrictions	The indenture governing the existing notes does not contain any covenants or other provisions to afford protection to holders of the existing notes in the event of a highly leveraged transaction or a change in control of the company, other than a covenant restricting the ability of the company and the ability of its restricted subsidiaries to consolidate or merge or sell all or substantially all of our assets and except as described above in “Repurchase at Option of the Holders upon Change of Control.”	The indenture governing the new senior notes will include covenants that limit our ability and the ability of each of our restricted subsidiaries to:

• Incur, assume, or guarantee additional debt and issue or sell preferred stock;
• Pay dividends on, redeem or repurchase our capital stock;
• Make investments;
• Create or permit certain liens;
• Use the proceeds from sales of assets and subsidiary stock;
• Enter into transactions with affiliates;
• Incur any indebtedness that is contractually subordinated to any other indebtedness unless subordinated in right of payment to the new senior notes on substantially identical terms; and
	• Consolidate or merge or sell all or substantially all of our assets.	The indenture governing the new senior convertible notes will contain covenants and restrictions substantially similar to those contained in the indenture governing the existing notes.

DESCRIPTION OF RESTRUCTURING SUPPORT AGREEMENT
      We have entered into a support agreement (as amended and restated as of the date hereof, the “restructuring support agreement”) with certain holders of our existing notes (including members of the noteholders committee) representing approximately $68.3 million principal amount or approximately 54.6% in the aggregate principal amount of existing notes (each a “consenting noteholder” and together the “consenting noteholders”). The significant terms and conditions of the restructuring support agreement are set forth below.
      The company has agreed that it will use commercially reasonable best efforts to take all actions commercially reasonably necessary and appropriate to further the exchange offer and each of the consenting noteholders has agreed to tender their debt securities in the exchange offer no later than 15 days prior to the first date scheduled for the closing of the exchange offer. The company and the consenting noteholders have further agreed not to pursue any alternative restructuring transactions, except that the company may terminate the restructuring support agreement in the event we receive an unsolicited proposal that is superior to the exchange offer, subject to the conditions described below.
      In addition, under the restructuring support agreement, the company covenants and agrees that (a) it intends to commence the exchange offer as soon as reasonably practical and (b) it will not, and will cause each of its subsidiaries not to, sell, liquidate, or dispose of any assets, outside the ordinary course of business consistent with past practices, prior to the closing of the exchange offer, except as otherwise permitted in the bridge loan, without the prior written consent of the noteholders holding a majority of the existing notes subject to the restructuring support agreement.
      The noteholders can terminate the restructuring support agreement after expiration of any cure periods and satisfaction of any conditions set forth in the restructuring support agreement upon the occurrence of any the following:

•	the exchange offer has not been commenced by February 1, 2006 or completed by March 31, 2006;

•	any material adverse change in the financial condition, business, or operations of the company and its subsidiaries that occurs after December 23, 2005;

•	failure to repay obligations under the bridge loan in full concurrent with the closing of the exchange offer;

•	the exercise of any remedies under the bridge loan following an event of default arising from certain specified events;

•	the exercise of any remedies under the existing senior secured credit facility;

•	a material inconsistency between the terms and provisions of the term sheet attached to the restructuring support agreement and the documents contemplated by the exchange offer; or

•	a material breach of the restructuring support agreement by the company that is not curable, or that is curable but is not cured by the fifth calendar day after notice of such breach.
      The company can terminate the restructuring support agreement after expiration of any cure periods and satisfaction of any conditions set forth in the restructuring support agreement upon the occurrence of any the following:

•	the exercise of any remedies under the bridge loan;

•	a material breach of the restructuring support agreement by any of the noteholders that is not curable, or that is curable and is not cured by the fifth calendar day after notice of such breach;

•	a good faith determination by the board of directors that termination of the restructuring support agreement is required by its fiduciary duty to the company, its then current shareholders, and its creditors in order to enter into an alternative transaction; provided, that (i) the bridge loan is paid in full, (ii) the company provides the noteholders five (5) business days prior notice of the intent to terminate the restructuring support agreement, and (iii) the company provides the noteholders and their representatives a good faith opportunity during such five (5) day notice period and prior to any such termination to revise the terms of the restructuring transactions; or

•	if the restructuring transactions have not been consummated prior to such date, June 15, 2006.

      Please see “Summary of the Exchange Offer” for the terms and provisions included in the term sheet attached to the restructuring support agreement. In addition to the completion of the exchange offer, the term sheet attached to the restructuring support agreement also contemplates the following in connection with the restructuring:

•	entering into of a new senior secured credit facility;

•	nomination of seven directors to the board of directors, four of whom will be designated by the noteholders committee, two of whom will be designated by the members of the current board and one of whom shall be the company’s CEO; see “The Restructuring Transactions — Board of Directors”;

•	adoption of a management incentive plan; see “The Restructuring Transactions — New Management Incentive Plan”; and

•	reaching post-termination payment arrangements with John M. Cook and John M. Toma on terms that are reasonably acceptable to the noteholder committee. See “The Restructuring Transactions — Post-Termination Payment Arrangements with John M. Cook and John M. Toma.”
      Pursuant to the restructuring support agreement, each of the consenting noteholders agrees that prior to the termination date, it will not vote for, consent to, provide any support for, participate in the formulation of, or solicit or encourage others to formulate any other tender offer, settlement offer, or exchange offer for the existing notes held by it other than the exchange offer. The consenting noteholders further agree that so long as the restructuring support agreement remains effective and there is no material inconsistency between the terms and provisions of the term sheet attached to the restructuring support agreement and the documents contemplated by the exchange offer, they will not object to, or otherwise commence any proceeding to oppose the restructuring transactions, including (i) directly or indirectly seeking, soliciting, supporting, or encouraging any other plan, sale, proposal, or offer of winding up, liquidation, reorganization, merger, consolidation, dissolution, or restructuring of the company or (ii) commencing an involuntary bankruptcy case against the company.
      The restructuring support agreement provides that as soon as reasonably practicable following the consummation of the restructuring, the company will call a meeting of shareholders at which it will seek approval of the management incentive plan and the amendment of the company’s articles of incorporation to authorize 140 million shares of common stock in order to provide for conversion in full of the new securities and the distribution of company common stock under the management incentive plan. Each member of the noteholder committee has agreed to attend (in person or by proxy) the shareholders meeting called for that purpose and to vote all company common stock and other company capital stock held by them in favor of the proposal.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      A summary description of certain United States federal income tax consequences of the restructuring transactions to the company and the holders is provided below. This description is for informational purposes only and, due to a lack of definitive judicial or administrative authority or interpretation, substantial uncertainties exist with respect to various tax consequences, as discussed herein. No rulings or determinations of the IRS or any other tax authorities have been sought or obtained with respect to the tax consequences of the restructuring transactions, and the discussion below is not binding upon the IRS or such other authorities. Further, not only has no opinion of counsel been sought or obtained with respect to any tax consequences of the restructuring transactions, but also no representations or legal opinions are being made (or rendered) regarding the particular tax consequences of the restructuring transactions to any holder. Accordingly, no assurance can be given that the IRS would not assert, or that a court would not sustain, a different position from any discussed herein.
      The discussion of United States federal income tax consequences below is based on the tax code, Treasury regulations, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). The following discussion does not address foreign, state or local tax consequences of the restructuring transactions, nor does it purport to address the United States federal income tax consequences of the restructuring transactions to special classes of taxpayers (e.g., foreign persons, banks and certain other financial institutions, insurance companies, tax-exempt organizations, holders that are, or hold existing notes through, pass-through entities, persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, and persons holding existing notes that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale or conversion transaction). If a partnership holds existing notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Moreover, the following discussion does not address United States federal taxes other than income taxes, nor does it apply to any person that acquires any of the new securities in the secondary market.
      This discussion also assumes that the existing notes and the new securities are held as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the tax code.
      You should consult your own tax advisor regarding the federal, state, local and foreign tax consequences of the restructuring transactions, including the ownership, conversion and disposition of any new securities.
      IRS CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, NOTEHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY NOTEHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE TAX CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) NOTEHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
Consequences of Exchange Offer to the Company
      The company joined in the filing of a consolidated federal income tax return with all but two of its domestic corporate subsidiaries and, for federal income tax purposes, reported consolidated net operating loss (NOL) carryforwards of approximately $52.0 million and consolidated foreign tax credit carryforwards of approximately $13.0 million, in each case as of December 31, 2004. See also 2004 Annual Report on Form 10K, Note 10 (Income Taxes). The company expects to report additional consolidated NOLs with respect to its taxable year ended December 31, 2005. The amount of any consolidated NOL carryforwards, and the potential application of any limitations with respect to the use of such amounts, are estimates and remain subject to audit and adjustment by the IRS.

Cancellation of Indebtedness Income
      The company generally will recognize cancellation of debt (COD) income as a result of the exchange offer if, and to the extent, the outstanding balance (principal plus accrued but unpaid interest) of the existing notes exceeds the fair market value of the new securities delivered in the exchange offer. Although certain statutory or judicial exceptions can apply to limit the amount of COD (such as where the taxpayer is insolvent prior to the debt cancellation), the company does not anticipate that any of such exceptions will apply. Accordingly, the company anticipates that it will be required to include the full amount of any COD income in its gross income for federal income tax purposes.
      The company believes that it will have sufficient consolidated NOLs to offset all of the anticipated COD income for federal income tax purposes (although there may be some liability for federal alternative minimum tax and state income tax). However, there can be no assurance that the IRS will not take a contrary position. If it were determined that the consolidated NOLs were significantly less than the amount estimated or were otherwise limited (such as by reason of a prior section 382 annual limitation, as discussed below), the company could have a greater income tax liability as a result of the restructuring transactions.

Potential Limitations on Loss Carryforwards and Other Tax Benefits
      As a result of the implementation of the exchange offer, any then-existing tax loss or credit carryforwards and certain other tax attributes of the company and its subsidiaries, including any current year NOLs and net capital losses (collectively, “pre-change losses”), will likely become subject to limitation under section 382 of the tax code.
      Under section 382, if a corporation undergoes an “ownership change,” the amount of its pre-change losses that may be utilized to offset future taxable income is, in general, subject to an annual limitation (the “section 382 annual limitation”). Such limitation also may apply to certain losses or deductions which are “built-in” (i.e., economically accrued but unrecognized) as of the date of the ownership change and that are subsequently recognized. A loss corporation generally undergoes an ownership change if the percentage of stock of the corporation owned by one or more 5% shareholders has increased by more than 50 percentage points over a three-year period (with certain groups of less-than-5% shareholders treated as a single shareholder for this purpose). Although the company does not anticipate, based on the known changes in its stock ownership as of the date hereof, that it will undergo an “ownership change” between the date hereof and the exchange date, it is probable that the company would undergo an “ownership change” as a result of the implementation of the restructuring transactions as currently contemplated. Even if an ownership change does not occur upon implementation of the restructuring transactions, there will have been a substantial change in the stock ownership of the company over the relevant three-year period, such that subsequent changes in the company’s stock ownership — including the purchase or sale of common stock by 5% shareholders, changes in the indirect beneficial ownership of such stock, and issuances or redemptions of common stock — could, even though relatively minor in magnitude, result in an “ownership change” that would trigger the imposition of limitations under section 382.
      In general, the section 382 annual limitation equals the product of (i) the value of the stock of the corporation immediately before the ownership change (with certain adjustments, including for capital infusions within the preceding two years) and (ii) the applicable “long-term tax-exempt rate” in effect for the month in which the ownership change occurs (4.40% for ownership changes occurring during January 2006). In the case of a consolidated group, the section 382 annual limitation generally is based upon the value of the parent corporation. In certain cases, the section 382 annual limitation may be increased by an amount of income or gain that is “built-in” as of the date of the ownership change and subsequently recognized. Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year. However, if the corporation (or consolidated group) does not continue its historic business or use a significant portion of its assets in a new business for two years after the ownership change, the annual limitation resulting from the ownership change is zero.
      For example, if an ownership change occurs as a result of the exchange offer, the company’s ability to utilize any consolidated NOLs that remain after the exchange date, and possibly certain future deductions, would be severely limited to roughly $1.5 million per year based on a trading price of the company’s common stock of $.55 per share (and assuming a federal long-term tax exempt rate of 4.40%).
      Based on the company’s current projections, the resulting section 382 annual limitation would significantly increase the company’s projected future tax liability if combined with the elimination of interest deductions with respect to the new senior convertible notes (whether due to the conversion of such notes into stock or, as discussed below, in the event of a determination that such interest was not deductible). Moreover, the company’s actual operating results may differ from those projected, and there can be no assurance that the IRS will not challenge the amount of any claimed NOLs or the company’s determination of any section 382 annual limitation.

Potential Disallowance of Interest Deductions on New Senior Convertible Notes
      Under section 163(l) of the tax code, no deduction is allowed for interest paid or accrued with respect to indebtedness if a substantial amount of the principal of or interest on such indebtedness is required to be paid or converted into equity of the issuer, or the indebtedness is part of an arrangement which is reasonably expected to have such outcome. Where the conversion into equity is at the option of the holder, such principal or interest is treated as required to be paid or converted only if there is a substantial certainty that the holder will exercise its option. No Treasury regulations have yet been issued under this section.
      The proper application of this section in the case of the new senior convertible notes is subject to varying interpretations and will depend in part on facts and circumstances existing on the exchange date. Pursuant to the terms of the new senior convertible notes, a holder of a new senior convertible note may convert the new senior convertible notes into stock of the company (either new series B convertible preferred stock or common stock, depending on certain conditions) beginning on the earlier of August 15, 2006 and the new conversion rights date. As of the date of this offering circular, the company does not believe that it is substantially certain the holders of the new senior convertible notes would convert. Accordingly, the company currently intends to take the position, and the three-year projections so reflect (at the stated interest rate), that the company is entitled to interest deductions in respect of such notes. Nevertheless, there is no assurance that the IRS would not take a contrary position, or that any change in facts and circumstances would not result in the company changing its position. In particular, depending on whether the market price of the company’s common stock substantially exceeds on the exchange date the conversion price at which the notes are convertible, the IRS may assert that it is substantially certain that the holders of such notes will convert. Were this assertion successful, the interest paid or accrued with respect to the new senior convertible notes would not be deductible.

Alternative Minimum Tax
      For purposes of computing a corporation’s regular tax liability, all of the taxable income recognized in a taxable year generally may be offset by the carryover of NOLs (to the extent permitted under, among other provisions, section 382 of the tax code). Even though all of a corporation’s regular tax liability for a given year may be reduced to zero by virtue of its NOLs, the corporation in any given year may by subject to a federal alternative minimum tax (AMT). For purposes of computing taxable income for AMT purposes, certain tax deductions and other beneficial allowances are modified or eliminated. In particular, even though a corporation otherwise might be able to offset all of its taxable income for regular tax purposes by available NOL carryforwards, only 90% of a corporation’s taxable income for AMT purposes may be offset by available NOL carryforwards (as computed for AMT purposes).
      Accordingly, notwithstanding that the company expects to have sufficient consolidated NOLs for regular corporate income tax purposes to offset any COD income generated in restructuring transactions

(in the absence of a section 382 annual limitation occurring between the date hereof and the exchange date), it may incur an AMT due to the 90% limitation on AMT NOL carryforwards. In addition, if a corporation (or consolidated group) undergoes an “ownership change” within the meaning of section 382 of the tax code, the corporation’s (or group’s) aggregate tax basis in its assets (if higher than fair market value) may have to be reduced for certain AMT purposes to reflect the fair market value of such assets as of the change date.
      Any AMT that a corporation pays generally will be allowed as a credit against its regular federal income tax liability in future taxable years when the corporation is no longer subject to the AMT.
Consequences of Exchange Offer to Exchanging Noteholders
      The federal income tax consequences of the exchange of existing notes for new securities depends, in part, on whether the existing notes constitute “securities” for federal income tax purposes (such that the exchange would qualify for “recapitalization” treatment under the tax code), and if so, whether the new senior notes or the new senior convertible notes (together, the “new notes”) also constitute securities for federal income tax purposes. If the existing notes do not constitute “securities” for federal income tax purposes, the exchange will be treated as a fully taxable transaction.
      The term “security” is not defined in the tax code or in the Treasury regulations issued thereunder and has not been clearly defined by judicial decisions. The determination of whether a particular debt obligation constitutes a “security” depends on an overall evaluation of the nature of the debt. One of the most significant factors considered in determining whether a particular debt is a security is its original term. In general, debt obligations issued with a weighted average maturity at issuance of less than five years do not constitute securities, whereas debt obligations with a weighted average maturity at issuance of 10 years or more constitute securities. The existing notes and both series of new notes have an original maturity of five years. However, the existing notes and the new senior convertible notes contain conversion rights pursuant to which the holder can convert such notes into stock of the company. Accordingly, the following discussion (including the succeeding section discussing the federal income tax consequences of the ownership and disposition of the new notes) assumes that the new senior notes would not be treated as a security for federal income tax purposes, but makes no assumption as to the tax status of the existing notes or the new senior convertible notes. All noteholders are urged to consult their tax advisors regarding the appropriate status of the existing notes and the new notes for federal income tax purposes.

Potential Recapitalization Treatment
      If the existing notes constitute securities for federal income tax purposes, the consummation of the exchange offer will constitute a “recapitalization” exchange under section 368(a)(1)(E) of the tax code. In such event, subject to the treatment of accrued interest (as discussed below), a tendering noteholder generally will not recognize a loss on the exchange, and will recognize gain (computed as described below under “— Fully Taxable Exchange”), but only to the extent of any consideration received that is neither stock nor securities. Accordingly, a noteholder generally will be required to recognize any gain to the extent of the “issue price” (basically, the fair market value) of any new notes received that do not constitute securities, i.e., the new senior notes and, possibly, the new senior convertible notes. For a discussion of “issue price,” see “— Consequences of Ownership and Disposition of the New Notes — Issue Price of New Notes,” below.
      A noteholder’s aggregate adjusted tax basis in the new series A convertible preferred stock and the new senior convertible notes (if such notes and the existing notes constitute securities) will equal the holder’s aggregate adjusted tax basis in the existing notes surrendered, increased by any gain or interest income recognized, and decreased by any taxable consideration received (such as the new senior notes). Similarly, a noteholder’s holding period in the new series A convertible preferred stock and the new senior convertible notes (if such notes and the existing notes constitute securities) will include the noteholder’s holding period in the existing notes surrendered (other than to the extent such stock or notes were received in respect of accrued interest on the existing notes). A noteholder’s adjusted tax basis in the new senior notes (and in the new senior convertible notes, if such notes do not constitute securities) will equal the issue price of such notes, and a noteholder’s holding period in such notes will begin the day following the exchange date.

Fully Taxable Exchange
      If the existing notes do not constitute securities for federal income tax purposes, a tendering noteholder will recognize (subject to the treatment of accrued interest, discussed below) gain or loss in an amount equal to the difference, if any, between (i) the sum of the issue price of the new notes and the fair market value of the new series A convertible preferred stock received in the exchange, and (ii) the noteholder’s adjusted tax basis in the existing note surrendered (exclusive of any accrued but unpaid interest).
      A noteholder’s adjusted tax basis in the new notes received will equal the issue price of such notes, and a noteholder’s adjusted tax basis in the new series A convertible preferred stock received will equal the fair market value of such stock. A noteholder’s holding period in such notes and stock will begin the day following the exchange date.

Treatment of Market Discount; Character of Gain or Loss
      Subject to the discussion of “market discount” below, any gain or loss recognized generally will be capital gain or loss and will be long term capital gain or loss if the noteholder’s holding period for its existing notes exceeds one year at the time of the exchange. The deductibility of capital losses is subject to limitations, whereas net long term capital gains are subject to a preferential tax rate for certain taxpayers.
      A noteholder that purchased its existing notes from a prior holder at a market discount (relative to the principal amount of the notes at time of acquisition) may be subject to the market discount rules of the tax code. Under those rules, any gain recognized on the exchange of such existing notes generally would be treated as ordinary income to the extent of the market discount accrued during the holder’s period of ownership, unless the holder elected to include the market discount in income as it accrued. If the exchange qualifies for recapitalization treatment, the tax code provides that any accrued market discount in excess of the gain recognized in the exchange will not be currently includible in income under Treasury regulations to be issued. However, such accrued market discount would carryover to any non-recognition property received in exchange therefor (i.e., to the new series A convertible preferred stock and the new senior convertible notes, if such notes constitute securities, presumably allocated on a fair market value basis), such that any gain recognized by the holder upon a subsequent disposition or repayment of such notes would be treated as ordinary income to the extent of any accrued market discount not previously included in income. To date, specific regulations implementing this rule have not been issued.
      If a noteholder acquired its existing notes at a market discount and did not elect to include market discount in income as it accrued, such that it was required, under the market discount provisions, to defer all or a portion of any deductions for interest on debt incurred or maintained to purchase or carry its existing notes, such deferred amounts would become deductible at the time of the exchange, up to the amount of gain that the noteholder recognizes in the exchange.

Accrued Interest
      The exchange offer provides that the fair market value of the new securities received in the exchange offer is allocable first to the principal amount of the existing notes tendered and then, to the extent of any excess, to any accrued but unpaid interest due on the existing notes as of the exchange date (in contrast, for example, to a pro rata allocation of a portion of the notes and stock received or an allocation first to accrued but unpaid interest). See “The Exchange Offer — Acceptance of Existing Notes for Exchange; Delivery of the New Securities.” However, there is no assurance that the IRS will respect such allocation for federal income tax purposes.

      In general, to the extent that an amount received by a noteholder (whether in stock or notes) is received in satisfaction of accrued but unpaid interest during its holding period, such amount will be taxable to the holder as interest income (if not previously included in the holder’s gross income) and not taken into account in computing gain or loss on the exchange. Conversely, a noteholder will generally recognize a deductible loss to the extent any accrued interest previously included in its gross income is not paid in full.
Consequences of Ownership and Disposition of the New Notes

Interest and Original Issue Discount on New Senior Notes
      A holder will be required to include stated interest on the new senior notes in income in accordance with the noteholder’s regular method of accounting.
      In addition, the new senior notes may be issued with original issue discount (OID). A debt instrument generally has OID if its stated redemption price at maturity (in the case of the new senior notes, the principal amount of such notes) exceeds its “issue price” (discussed below) by more than a de minimis amount. A noteholder generally is required to include any OID in income over the term of the notes (for so long as the notes continue to be owned by the holder) in accordance with a constant yield-to-maturity method, regardless of whether the holder is a cash or accrual method taxpayer, and regardless of whether and when the holder receives payments of interest on the new senior notes. Accordingly, a holder could be treated as receiving interest income without a corresponding receipt of cash. Any OID that a holder includes in income will increase the tax basis of the holder in its new senior notes. In compliance with applicable Treasury regulations, the company will furnish annually to the IRS and holders of the new senior notes information with respect to the amount of any accrued OID.

Original Issue Discount on New Senior Convertible Notes
      The new senior convertible notes will be issued with OID. As indicated above, a debt instrument generally has OID if its “stated redemption price at maturity” exceeds its issue price by more than a de minimis amount. In this case, because the company has the ability to pay all stated interest “in kind” in additional notes, the stated redemption price at maturity includes all principal and interest payable over the term of the notes. Accordingly, a noteholder generally will be required to include all OID (including all stated interest) in income over the term of the notes (for so long as the notes continue to be owned by the holder) in accordance with a constant yield-to-maturity method, regardless of whether the holder is a cash or accrual method taxpayer, and regardless of whether and when the holder receives cash payments of interest on the new senior convertible notes. Accordingly, a holder could be treated as receiving interest income without a corresponding receipt of cash. A holder’s aggregate tax basis in its new senior convertible notes will be increased by any OID that the holder includes in income. Any payment of stated interest will not be separately taxable to the holder, but will reduce the holder’s tax basis in the notes. In compliance with applicable Treasury regulations, the company will furnish annually to the IRS and holders of the new senior convertible notes information with respect to the amount of accrued OID.
      The amount of OID includible in a holder’s gross income with respect to a new senior convertible note will be reduced if the note is acquired at an “acquisition premium.” A debt instrument is acquired at an “acquisition premium” if the holder’s tax basis in the debt is greater than the issue price of the debt. Only if the exchange offer qualifies for recapitalization treatment and the new senior convertible note constitutes a security for federal income tax purposes might a holder have acquisition premium. Otherwise, a holder’s tax basis in the new senior convertible note will equal the issue price of the note. If the holder has acquisition premium, the amount of any OID includible in its gross income in any taxable year will be reduced by an allocable portion of the acquisition premium (generally determined by multiplying the annual OID accrual by a fraction, the numerator of which is the amount of the acquisition premium, and the denominator of which is the total OID on the new senior convertible notes).

Issue Price of New Notes
      The issue price of the new senior notes and new senior convertible notes will depend on whether such class of notes is “publicly traded” for purposes of the OID provisions of the tax code. If publicly traded, the issue price of such notes will equal their fair market value (i.e., their trading price) as of the exchange date. If either or both classes of the new notes are not publicly traded, the issue price of the non-publicly traded notes will equal the portion of the fair market value of the existing notes (which notes are publicly traded) properly allocable thereto in accordance with applicable regulations, taking into account any other new securities received (i.e., any stock or publicly traded notes received). In general, the company’s determination of the issue price of the new notes is binding on all holders, other than a holder that explicitly discloses that its allocation is different from the company’s allocation in a statement attached to the holder’s timely filed tax return for the taxable year in which the exchange date occurs.
      The new senior notes and the new senior convertible notes, respectively, should be considered publicly traded for these purposes if, at any time during the 60-day period ending 30 days after the exchange date, such class of notes appears on an “established market.” Pursuant to Treasury regulations, an “established market” need not be a formal market. It is sufficient that the claims appear on a system of general circulation (including computer listings disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sales transactions, or that, under certain circumstances, price quotations for such notes are readily available from dealers, brokers or traders. It is not clear whether either class of new notes would be treated as “publicly traded” for this purpose, given that the new notes will not be listed for trading on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Nevertheless, a market for the new notes could be established.

Change in Control Provision
      In the event of a change in control of the company (see “Description of the New Notes — “New Senior Notes — Repurchase at the Option of Holders — Change in Control” and “ — New Senior Convertible Notes — Repurchase at Option of Holders Upon a Change in Control”), a holder may require the company to repurchase its new notes. According to applicable Treasury regulations, the presence of a put right will not affect the amount and timing of a holder’s OID inclusions and interest income if, as of the date the notes were issued, there is only a remote chance that the put right will be exercised. The company believes (and the discussion herein assumes) that the likelihood that a change in control will occur is remote. Accordingly, the company does not intend to treat the possibility that the new notes would have to be repurchased upon a change in control as affecting the yield to maturity (and the resulting treatment) of the new notes under the OID provisions of the Tax Code. Our determination in this regard is binding on all holders, other than a holder that explicitly discloses that it is taking a position different than the Company in a statement attached to the holder’s timely filed tax return for the taxable year in which the exchange date occurs. However, there is no assurance that the IRS would not take a contrary position.

Adjustments to Conversion Price of New Senior Convertible Notes
      The presence or absence of an adjustment to the conversion price at which the new senior convertible notes are convertible into new series B convertible preferred stock or common stock (such as under the anti-dilution provisions) may result in constructive distributions to the holders of the notes (or, in certain cases, to existing stockholders) taxable similar to an ordinary distribution on stock.

Sale, Exchange or Other Disposition of New Notes
      Except as discussed below with respect to market discount, and unless a non-recognition provision applies, any gain or loss realized by a holder on a sale, exchange or other disposition of a new note generally should be capital gain or loss in an amount equal to the difference, if any, between the amount realized and the holder’s adjusted tax basis in the note immediately before the sale, exchange, redemption or other disposition (increased for any OID accrued through the date of disposition, which OID would be includible as ordinary income). Any such gain or loss generally should be long-term capital gain or loss if the holder’s holding period in its note is more than one year at that time.
      As discussed above, under “— Consequences of Exchange Offer to Exchanging Noteholders — Treatment of Market Discount; Character of Gain or Loss,” any accrued market discount not recognized upon consummation of the exchange offer generally would carry over to any non-recognition property received in exchange therefor (i.e., to the new series A convertible preferred stock and the new senior convertible notes, if such notes constitute securities, presumably allocated on a fair market value basis), such that any gain recognized by the holder upon a subsequent disposition of such the new senior convertible notes (if such notes are received as non-recognition property) would be treated as ordinary income to the extent of any accrued market discount not previously included in income. Different rules may apply to the treatment of accrued market discount in the event of the disposition qualifies for certain non-recognition treatment or, as discussed below, upon a subsequent conversion of such notes into stock.

Conversion of New Senior Convertible Notes into Stock
      A holder’s conversion of a new senior convertible note into new series B convertible preferred stock or common stock will not be a taxable event, except that any OID accrued to the date of conversion would be includible as ordinary income and the receipt of cash in lieu of a fractional share will result in capital gain or loss (except with respect to any accrued market discount carried over to the fractional share). A holder will recognize gain or loss upon the receipt of cash in lieu of a fractional share of new series B convertible preferred stock or common stock, measured by the difference between the cash received and the holder’s tax basis attributable to the fractional share.
      A holder’s aggregate tax basis in the new series B convertible preferred stock or common stock received upon a conversion of a new senior convertible note will be the same as the holder’s adjusted tax basis in the new senior convertible note at the time of conversion (increased for any accrued OID through the date of conversion), reduced by any basis allocated to a fractional share. The holder’s holding period for the new series B convertible preferred stock or common stock received will include the holder’s holding period for the converted note. In addition, although not free from doubt, any still unrecognized accrued market discount that previously carried over from the existing notes to the note that was converted should, in turn, carry over to the stock received upon conversion.
Consequences of Ownership and Disposition of New Preferred Stock or Common Stock

Distributions
      Distributions with respect to new preferred stock generally will be treated as a taxable dividend to the extent paid out of the company’s current or accumulated earnings and profits as determined under federal income tax principles (“earnings and profits”), and will be includible as ordinary income by the holder when received.
      Distributions paid on common stock received upon the conversion of new preferred stock or new senior convertible notes, other than certain pro rata distributions of common shares, generally will be treated as a taxable dividend to the extent paid out of earnings and profits after taking into account any distributions on preferred stock, and to the extent so treated will be includible as ordinary income by the holder when received.
      To the extent the amount of any distributions exceeds the company’s available earnings and profits with respect to such distribution, the excess will be applied against and will reduce the holder’s adjusted tax basis (on a dollar-for-dollar basis) in respect of the stock as to which the distribution was made (but not below zero). Any remaining excess will be treated as gain or loss from the sale or exchange of such stock, with the consequences discussed below (see “— Sale, Exchange or Other Disposition”).

Constructive Dividend Potential
      Under section 305 of the tax code, a holder of new series A convertible preferred stock or new series B convertible preferred stock may be treated as receiving constructive distributions over the term of the new preferred stock based on the excess, if any, of the stock’s redemption price over the stock’s “issue price” (subject to a de minimis exception) — sometimes referred to as “preferred OID” — unless such stock participates in corporate growth to any significant extent (disregarding conversion privileges). A right to participate in corporate growth that lacks substance (i.e., as to which it is reasonable to anticipate at the time of the distribution that there is little or no likelihood of participating beyond a fixed preferential return) will not be respected. Although both classes of new preferred stock have the right to participate, over and above their preference amounts, in any dividends or liquidation proceeds along with the common stock on an as-if converted basis, the price at which the new preferred stock is mandatorily redeemable includes no complimentary participation or growth feature. Accordingly, although not free from doubt, the company currently intends to treat the new preferred stock as subject to the preferred OID rules of section 305. In general, each holder is bound by the company’s determination as to whether there is a constructive distribution, unless the holder explicitly discloses that it is taking a contrary position in a statement attached to its timely filed tax return for the taxable year in which it acquires the stock.
      Neither the statute nor applicable Treasury regulations defines the term “issue price” for this purpose. Logically, however, the issue price of preferred stock should be its fair market value at issuance. Accordingly, the issue price of any shares of new series A convertible preferred stock received upon consummation of the exchange offer should be the fair market value of such stock on that date. In contrast, each issuance of new series B convertible preferred stock upon a holder’s conversion of all or part of its new senior convertible notes into such stock may have a different issue price than an issuance of such stock upon conversion of other new senior convertible notes. As a result, each such issuance may have separate CUSIP numbers so as to distinguish such shares from any previously issued shares having different tax characteristics.
      There is also some uncertainty as to whether the presence of a cumulative dividend feature that increases the redemption price of preferred stock in the event a dividend is not declared should be taken into account in determining the “redemption price” of preferred stock for purposes of determining the amount of preferred OID at the time of issuance. Although the IRS has authority to issue regulations taking a cumulative dividend feature into account, and continues to study the issue, no such regulations have yet been issued. Accordingly, the company does not currently intend to take the cumulative dividend feature into account for this purpose. There is no assurance, however, that the IRS will not take a contrary position, or otherwise issue regulations to the contrary.
      In the event that any new preferred stock is issued with preferred OID, such amount would be amortized and treated as a constructive distribution with respect to the new preferred stock on a constant yield-to-maturity basis over term of the new preferred stock, regardless of whether the holder is a cash or accrual method taxpayer. Any constructive distributions would be treated in the same manner as an ordinary distribution (discussed above). Accordingly, to the extent the company has available earnings and profits, or such distribution exceeds the holder’s adjusted tax basis in its stock, the holder would recognize taxable income prior to any corresponding cash payment.
      Aside from the treatment of any preferred OID, the presence or absence of an adjustment to the conversion price at which the new preferred stock is convertible into common stock (such as under the anti-dilution provisions) may also result in constructive distributions to the holders of the new preferred stock (or, in certain cases, to existing common stockholders or existing holders of new senior convertible notes), which would be taxable similar to an ordinary distribution on stock.

Dividends to Non-Corporate Shareholders
      Dividends are generally taxed as ordinary income; however, dividends received by non-corporate holders in taxable years beginning on or before December 31, 2008, may qualify for taxation at lower rates applicable to long-term capital gains, provided certain holding period and other requirements are satisfied.

Non-corporate holders should consult their own tax advisors regarding the applicability of such lower rates under their particular factual situation.

Dividends to Corporate Shareholders
      In general, a distribution to a corporate shareholder which is treated as a dividend for federal income tax purposes will qualify for the 70% dividends received deduction that is available to corporate shareholders that own less than 20% of the voting power or value of the outstanding stock of the distributing corporation (other than certain preferred stock not applicable here). A corporate shareholder holding 20% or more of the distributing corporation may be eligible for an 80% dividends received deduction. No assurance can be given that we will have sufficient earnings and profits (as determined for federal income tax purposes) to cause distributions to be eligible for a dividends received deduction. Dividend income that is not subject to regular federal income tax as a consequence of the dividends received deduction may be subject to the federal alternative minimum tax.
      The dividends received deduction is only available if certain holding periods and taxable income requirements are satisfied. The length of time that a shareholder has held stock is reduced for any period during which the shareholder’s risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales or similar transactions. In addition, to the extent that a corporation incurs indebtedness that is directly attributable to an investment in the stock on which the dividend is paid, all or a portion of the dividends received deduction may be disallowed.
      In general, for the first two years of a corporation’s holding period, the tax basis of its stock is reduced (but not below zero) by the non-taxed portion of any “extraordinary dividend” received with respect to such stock (generally, the portion of an extraordinary dividend for which a dividends received deduction is allowed). In addition, certain dividend distribution may be treated as extraordinary dividends without regard to the corporation’s holding period (such as in the case of preferred stock where the issue price of such stock exceeded, at issuance, its liquidation or stated redemption price). In the event that the non-taxed portion of an extraordinary dividend exceeds the corporate holder’s tax basis in its stock, such excess is treated as current gain from the sale or exchange of the stock. Generally, an “extraordinary dividend” is a dividend that (i) equals or exceeds 5% of the holder’s adjusted basis in preferred stock (treating all dividends having ex-dividend dates within an 85-day period as a single dividend) or (ii) exceeds 20% of the holder’s adjusted basis in the stock (treating all dividends having ex-dividend dates within a 365-day period as a single dividend). For these purposes, any deemed dividends arising by reason of the application of section 305 of the tax code are taken into account. Under certain circumstances, if the holder so elects, the fair market value of the stock as of the day before the ex-dividend date may be substituted for the holder’s basis in applying these tests.

Sale, Exchange or Other Disposition
      Except to the extent of any market discount that has carried over to the stock (as discussed below), and unless a non-recognition provision applies, any gain or loss realized by a holder on a sale, exchange, or other disposition of new preferred stock or common stock generally should be capital gain or loss in an amount equal to the difference, if any, between the amount realized and the holder’s adjusted tax basis in the new preferred stock immediately before the sale, exchange, or other disposition. Any such gain or loss generally should be long-term if the holder’s holding period for its stock is more than one year at that time.
      In the case of a redemption of stock for cash or property, the federal income tax treatment of the redemption to a shareholder depends on the particular facts relating to such holder at the time of the redemption. If the redemption of such stock (i) is “not essentially equivalent to a dividend” with respect to the holder, (ii) is “substantially disproportionate” with respect to the holder (as defined generally as a greater than 20% reduction in a shareholder’s relative voting stock of a corporation), or (iii) results in a “complete termination” of all of such holder’s equity interest in the corporation, then the receipt of cash or property by such holder will be respected as a sale or exchange of its stock and taxed accordingly. In applying these tests, certain constructive ownership rules apply to determine stock ownership. If the redemption does not qualify for sale or exchange treatment, the holder will instead be treated as having received a distribution on such stock (in an amount that generally will be equal to the amount of cash and the fair market value of property received in the redemption) with the general consequences described above under “— Distributions.” If the holder does not retain any actual stock ownership in the company following such redemption, the holder’s may lose its tax basis completely (in that the tax basis would shift to the stock that was treated as constructively owned by the holder). If such distribution is taxable as a dividend to a corporate shareholder, it will be subject to the “extraordinary dividend” provisions of the tax code (see “— Distributions to Corporate Shareholders,” above) and, if such a redemption is not pro rata as to all shareholders or if the redemption is treated as a dividend solely by reason of the constructive ownership rules for options, the “extraordinary dividend” provisions will apply irrespective of whether the corporate holder held the stock for two years or more.
      As discussed above under “— Consequences of Exchange Offer to Exchanging Noteholders — Treatment of Market Discount; Character of Gain or Loss,” any accrued market discount not recognized upon consummation of the exchange offer generally would carry over to any non-recognition property received in exchange therefor (i.e., to the new series A convertible preferred stock and the new senior convertible notes, if such notes constitute securities, presumably allocated on a fair market value basis), such that any gain recognized by the holder upon a subsequent disposition of the new series A convertible preferred stock would be treated as ordinary income to the extent of any accrued market discount not previously included in income. Other recharacterization rules also may apply to the extent any accrued interest on the existing notes remains unsatisfied upon the exchange. Similarly, any gain recognized by the holder upon a subsequent disposition of the new series B convertible preferred stock or common stock would be treated as ordinary income to the extent of any accrued market discount carried over to such stock upon conversion of the new senior convertible notes or new preferred stock, as the case may be, that was not previously included in income. Different rules may apply to the treatment of accrued market discount in the event the disposition qualifies for certain non-recognition treatment or, as discussed below, upon a subsequent conversion of such new preferred stock into common stock.

Conversion of New Preferred Stock into Common Stock
      For federal income tax purposes, a holder generally will not recognize gain or loss upon the optional conversion of its new preferred stock to common stock, except in respect of (1) any cash paid to a holder in lieu of fractional shares and (2) any common stock received attributable to any dividend arrearages.
      A holder that receives cash in lieu of a fractional share will recognize capital gain or loss (except with respect to any accrued market discount carried over to the fractional share), equal to the difference between the amount of cash received and the holder’s tax basis in the stock exchanged allocable to the fractional share. Any common stock received attributable to dividend arrearages generally should be treated as a distribution on the new preferred stock, with the consequences described above, under “— Distributions.”
      A holder’s aggregate tax basis in the common stock received upon conversion generally will be equal to the holder’s aggregate tax basis in the new preferred stock converted (less the portion of the holder’s basis allocable to any fractional share, as to which the holder receives cash). A holder’s holding period in the common stock received, other than any such stock received attributable to any dividend arrearages, will include the holding period of the new preferred stock exchanged. In addition, although not free from doubt, any still unrecognized accrued market discount that previously carried over to either the new series A convertible preferred stock (from the existing notes) or the new series B convertible preferred stock (from the new senior convertible notes) should, in turn, carry over to the common stock received upon conversion of such preferred stock. The tax basis of any common stock received that is attributable to any dividend arrearages will be equal to its fair market value on the date of the exchange, and the holding period of such stock will commence on the day after the conversion.

Information Reporting and Backup Withholding
      Payments of interest or dividends (including accruals of OID) and payments of proceeds from the sale, retirement or other disposition of new securities may be subject to “backup withholding” tax if a recipient of those payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld should generally be allowed as a credit against that recipient’s United States federal income tax, provided that appropriate proof is provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding generally should not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions. Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. Noteholders should consult their tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.
      Treasury regulations generally require disclosure by a taxpayer on its federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of certain threshholds. This category is very broad; however, there are numerous exceptions. Noteholders are urged to consult their tax advisors regarding these regulations and whether the exchange offer would be subject to these regulations and require disclosure on the noteholders’ tax returns.
Consequences to Non-Exchanging Noteholders
      There should be no federal income tax consequences to a noteholder that does not tender its existing notes pursuant to the exchange offer.

CERTAIN AGREEMENTS INVOLVING THE COMPANY’S SECURITIES
      Registration Rights Agreements. Under a Registration Rights Agreement, dated as of August 27, 2002, by and between PRG-Schultz International, Inc., Blum Strategic Partners II, L.P. and other affiliates of Blum Capital Partners, LP (collectively, “Blum L.P. affiliates”), at the request of the Blum L.P. affiliates, the company shall be required to file up to three demand registrations on Form S-1 and unlimited registrations on Form S-3. In addition, the agreement grants certain piggyback registration rights. These registration rights pertain not only to the shares of company stock owned by the Blum L.P. affiliates on the date of the agreement, but also to any such shares acquired in the future. The company will pay all expenses of registration other than underwriters’ commissions and discounts. The agreement also provides for customary indemnification arrangements between the company, on the one-hand, and the Blum L.P. affiliates on the other.
      The company is also party to a certain Registration Rights Agreement, dated as of August 27, 2002, by and among PRG-Schultz International, Inc., Berkshire Fund V, LP and Berkshire Investors LLC (collectively, the “Berkshire Partners affiliates”). The agreement provides that, at the request of the Berkshire Partners affiliates, the company shall be required to file one demand registration on Form S-1 and unlimited registrations on Form S-3. In addition, the agreement grants certain piggyback registration rights. The registration rights pertain not only to the shares of company stock owned or acquired by the Berkshire Partners affiliates prior to the time of entry into the registration rights agreement, but also to any shares of Company common stock acquired in the future. The company will pay all expenses of registration other than underwriters’ commissions and discounts. The agreement also provides for customary indemnification arrangements between the company, on the one-hand, and the Berkshire Partners affiliates on the other.
      Investor Rights Agreement. Contemporaneously with the registration rights agreements described above, the company also entered into an Investor Rights Agreement with certain affiliates of Berkshire Partners and Blum L.P. (Berkshire Fund V, LP, Berkshire Investors LLC and Blum Strategic Partners II, L.P.) that requires the company to utilize reasonable efforts to cause W. Garth Greimann or another person designated by Berkshire Partners to be nominated for election to the Board, and Mr. Colin Lind or another person designated by Blum L.P. to be nominated for election to the Board, as long as each such entity shall, respectively, continue to hold in excess of 2,000,000 shares of company common stock (subject to adjustments, stock splits, stock dividends and reclassifications). In addition, the agreement provides that for so long as Berkshire Partners and its affiliates and Blum L.P. and its affiliates, respectively, shall continue to own any shares of company common stock, each such entity shall have the right to designate an observer to attend company board meetings. Mr. Greimann is currently a member of the company’s Board of Directors. Mr. Lind served as a director until his resignation from the Board of Directors on October 19, 2005. The Blum L.P. affiliates have informed the company that they do not intend to seek representation on the Board of Directors during the pendency of the exchange offer.
      Standstill Agreement. The company and certain affiliates of Blum L.P. (the “Investors”) are also party to an Amended and Restated Standstill Agreement, entered into contemporaneously with the foregoing Registration Rights and Investor Rights Agreements, and subsequently amended, pursuant to which the Investors agreed to certain restrictions with respect to the acquisition, transfer, and voting of company common stock. In addition, the company amended its shareholder protection rights plan to provide that the Investors would not be deemed an “Acquiring Person” thereunder for so long as the Amended and Restated Standstill Agreement is in effect and for so long as the Investors did not increase their beneficial ownership of common stock above that shown in the then most recent Schedule 13D filed with the Securities and Exchange Commission (except for a reduction, on a share for share basis, for shares sold or otherwise disposed of by any Investor other than to another Investor and for certain shares acquired by the company).
      On November 23, 2005, effective November 14, 2005, the company and Blum L.P. amended the Standstill Agreement to provide Blum L.P. affiliates with the ability to increase their beneficial ownership of the existing notes without violating the Amended and Restated Standstill Agreement or causing them to become an “Acquiring Person” under the shareholder protection rights agreement.
PLAN OF DISTRIBUTION
      We are relying on Section 3(a)(9) of the Securities Act of 1933 to exempt the exchange offer from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The exchange offer is also, pursuant to Section 18(b)(4)(C) of the Securities Act, exempt from the registration and qualification requirements of state securities laws. We have no contract, arrangement, or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent, or any other person for soliciting you to accept or reject the exchange offer. In addition, none of our financial advisors and no broker, dealer, salesperson, agent, or any other person, is engaged or authorized to express any statement, opinion, recommendation, or judgment with respect to the relative merits and risks of the exchange offer.
      Under current interpretations of the SEC, securities that are obtained in a Section 3(a)(9) exchange generally assume the same character (i.e., restricted or unrestricted) as the securities that have been surrendered. Generally, unless you are an affiliate of our company: (1) your existing notes are free from restrictions on transfer; (2) the new securities you will receive if you elect to participate in the exchange offer will assume the same character as the unrestricted existing notes that you tender in the exchange offer and will be deemed to be unrestricted securities; and (3) as a result, you will be able to freely transfer the new securities.
      We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker or dealers.
PRICE RANGE OF COMMON STOCK
      Our common stock is traded principally on The Nasdaq National Market under the symbol “PRGX.” The table below sets forth for the periods presented the high and low sales prices per share for our common stock, as reported on The Nasdaq National Market.

	HIGH	LOW

2006:
First Quarter (through January 31, 2006)	$0.73	$0.51
YEAR ENDED DECEMBER 31, 2005:
Fourth Quarter	$3.30	$0.24
Third Quarter	3.49	2.58
Second Quarter	5.15	2.75
First Quarter	5.79	4.20
YEAR ENDED DECEMBER 31, 2004:
Fourth Quarter	$6.13	$4.85
Third Quarter	6.10	4.77
Second Quarter	5.57	4.21
First Quarter	5.05	3.87

FORWARD-LOOKING STATEMENTS
      The information presented in this offering circular includes forward-looking statements in addition to historical information. Forward-looking statements in this offering circular include (for example), our three-year projections, both express and implied statements regarding the future performance of the company, the success of the company’s expense restructuring program, the impact of the exchange offer on the company’s ability to service its debt on a going forward basis, the company’s projected liquidity in the event of the failure or success of this exchange offer and the possibility that the company’s common stock may be delisted. These statements involve known and unknown risks and relate to future events, our future financial performance or our projected business results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “targets,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements are only predictions. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those contained in the section entitled “Risk Factors” and other sections of this offering circular, including the documents incorporated by reference herein. A few variables that could alter expected outcomes include the company’s ability to successfully implement the expense restructuring, the company’s ability to obtain funds from other sources as needed, the occurrence of unexpected events such as an offer to purchase the company and changes to relevant regulatory schemes. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. In particular, we can offer no assurances that: (1) holders who fail to tender will or will not receive payment in full at maturity; (2) the company will or will not be forced to enter bankruptcy or liquidation if this offer fails; or (3) that the company will improve its results sufficiently to pay its debts when due to holders who tender in the offer. We expressly disclaim a duty to update any of the forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We also furnish to our stockholders annual reports, which include financial statements audited by our independent certified public accountants, and other reports which the law requires us to send to our stockholders. The public may read and copy any reports, proxy statements, or other information that the company files at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available at the web site maintained by the SEC at http://www.sec.gov.
      We have appointed U.S. Bank Corporate Trust Services as the exchange agent and Innisfree M&A Incorporated (Innisfree) as the information agent for the exchange offer. All inquiries relating to the exchange offer should be directed to Innisfree as the information agent at the telephone numbers and addresses set forth on the back cover of this offering circular.

INCORPORATION OF DOCUMENTS BY REFERENCE
      Certain information that we have filed with the SEC is “incorporated by reference” herein, which means that we are disclosing important information to you by referring you to the documents in which the information appears. The information incorporated by reference is an important part of this offering circular, and information that we may file later with the SEC will automatically update and supersede the information in this offering circular.
      The following documents previously filed with the SEC are incorporated in this offering circular by reference:

2. The company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (our “2004 Annual Report on Form 10-K”);

3. The company’s Proxy Statement dated April 4, 2005 on Schedule 14A relating to the 2005 Annual Meeting of Stockholders of the Company (our “2005 Annual Meeting Proxy Statement”);

4. The company’s Quarterly Report on Form 10-Q for the First Quarter of 2005 dated May 10, 2005, the company’s Quarterly Report on Form 10-Q for the Second Quarter of 2005 dated August 9, 2005, and the company’s Quarterly Report on Form 10-Q for the Third Quarter of 2005 dated November 9, 2005; and

5. The company’s Current Reports on Form 8-K dated November 9, 2005, November 11, 2005, November 17, 2005, November 30, 2005, December 2, 2005, December 11, 2005, December 15, 2005, December 20, 2005, December 21, 2005, December 22, 2005 and December 29, 2005.
      In addition to the foregoing, all reports and other documents filed by the company pursuant to section 13(a), 13(c), 14 or 15(d) of the exchange act subsequent to the date of this offering circular and prior to the expiration date shall be deemed to be incorporated herein by reference and to be a part hereof from the dates of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this offering circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this offering circular.
      All inquiries relating to this offering circular and the transactions contemplated hereby should be directed to the information agent at the telephone numbers and address set forth below.

      We have appointed U.S. Bank Corporate Trust Services as the exchange agent and Innisfree M&A Incorporated as the information agent for the exchange offer. Letters of transmittal, certificates for the existing notes and any other required documents should be sent by each holder or its broker, dealer, commercial bank, trust company or other nominee to the exchange agent:
U.S. BANK CORPORATE TRUST SERVICES

By Regular, Registered or Certified Mail:	By Hand:	By Overnight Mail or Courier:

Wachovia Bank, NA, as agent for U.S. Bank, NA Corporate Trust Operations NC-1153 1525 West W.T. Harris Blvd., Bldg. 3C3 Charlotte, NC 28262-8522 Attn: Marsha Rice	Wachovia Bank, NA, as agent for U.S. Bank, NA Corporate Trust Operations NC-1153 1525 West W.T. Harris Blvd., Bldg. 3C3 Charlotte, NC 28262-8522 Attn: Marsha Rice	Wachovia Bank, NA, as agent for U.S. Bank, NA Corporate Trust Operations NC-1153 1525 West W.T. Harris Blvd., Bldg. 3C3 Charlotte, NC 28262-8522 Attn: Marsha Rice
For Information or to Confirm by Telephone Call:
(704) 590-7413
By Facsimile (Eligible Guarantor Institutions Only):
(704) 590-9279
      DELIVERY OF A LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS LISTED ABOVE OR TRANSMISSION OF INSTRUCTIONS BY FACSIMILE OTHER THAN AS SET FORTH ABOVE IS NOT VALID DELIVERY OF THE LETTER OF TRANSMITTAL.
      Any questions regarding procedures for tendering existing notes or requests for additional copies of this offering circular, any of the documents incorporated by reference herein, the enclosed letter of transmittal or the enclosed notice of guaranteed delivery may be directed to information agent:
501 Madison Avenue, 20th Floor
New York, New York 10022
Call Toll Free: (888) 750-5834
Banks and Brokers Call Collect: (212) 750-5833